As filed with the Securities and Exchange Commission on September 11, 2008
Registration No. 333-152504

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Roadrunner Transportation Services Holdings, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	4731	20-2454942

(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4900 S. Pennsylvania Ave.
Cudahy, Wisconsin 53110
(414) 615-1500
(Address, Including Zip Code, and Telephone Number, Including Area Code,
of Registrant’s Principal Executive Offices)

Mark A. DiBlasi
President and Chief Executive Officer
Roadrunner Transportation Services Holdings, Inc.
4900 S. Pennsylvania Ave.
Cudahy, Wisconsin 53110
(414) 615-1500
(Name, Address Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

Michael L. Kaplan, Esq. Brandon F. Lombardi, Esq. Greenberg Traurig, LLP 2375 East Camelback Road Phoenix, Arizona 85016 (602) 445-8000	Jay O. Rothman, Esq. Foley & Lardner LLP 777 East Wisconsin Ave. Milwaukee, Wisconsin 53202 (414) 271-2400

Approximate Date of Commencement of Proposed Sale to the Public:
As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☑	Smaller Reporting Company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated          , 2008.

Roadrunner Transportation Services Holdings, Inc.

          Shares of Common Stock

We are selling           shares of our common stock and the selling stockholders identified in this prospectus are selling an aggregate of           shares. We will not receive any proceeds from the shares of our common stock sold by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. We currently expect the initial public offering price of our common stock will be between $      and $      per share. We have applied to list our common stock on the Nasdaq Global Market under the symbol “RRTS.”

Investing in our common stock involves risks.  See “Risk Factors” beginning on page 8 for a description of various risks you should consider in evaluating an investment in our common stock.

	Per Share	Total
Initial public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses, to us	$	$

Proceeds, before expenses, to selling stockholders	$	$

We have granted the underwriters a 30-day option to purchase up to an additional           shares of our common stock to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our common stock to purchasers on or about          , 2008.

Robert W. Baird & Co.	BB&T Capital Markets

                    , 2008.

Roadrunner Transportation Services

Flexible and Responsive Supply-Chain Solutions

Non-Asset Based Services

North American Network

LTL Service Center
LTL Delivery Agent
TL Brokerage Location

Flexible and Responsive Supply-Chain Solutions Third-Party Logistics (3PL) / Transportation Management Solutions (TMS) Customized / Expedited Less-than-Truckload (LTL) Truckload (TL) Brokerage Parcel Intermodal Domestic / International Air Non-Asset Based Services We provide transportation and logistics services throughout the contiguous United States, Hawaii, Alaska, Mexico, Puerto Rico, and Canada LTL Delivery Agent TL Brokerage Location LTL Service Center North American Network

No dealer, salesperson, or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus.

Through and including          , 2008 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus includes estimates of market share and industry data and forecasts that we obtained from industry publications and surveys. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein.

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including “Risk Factors” and our financial statements and related notes.

Unless otherwise stated in this prospectus, the term “RRTS” means Roadrunner Transportation Services Holdings, Inc. and its subsidiaries; “GTS” means Group Transportation Services Holdings, Inc. and its subsidiaries; “GTS merger” means the merger of GTS with a wholly owned subsidiary of RRTS, which will occur simultaneously with the consummation of this offering and add third-party transportation management solutions to RRTS’ suite of services; references to “we,” “us,” or “our company” refer to Roadrunner Transportation Services Holdings, Inc. and its subsidiaries, giving effect to the GTS merger.

Unless otherwise indicated, all information in this prospectus reflects the GTS merger. The pro forma financial data in this prospectus are unaudited and reflect our historical results as adjusted to give pro forma effect to the GTS merger, this offering, and the redemption of our Series A preferred stock.

Our Business and Recent Developments

We are a leading non-asset based transportation and logistics services provider offering a full suite of solutions, including third-party logistics, less-than-truckload, truckload, parcel, intermodal (transporting a shipment by more than one mode, primarily via rail and truck), and domestic and international air. We utilize a broad third-party network of transportation providers to serve a diverse customer base in terms of end market focus and annual freight expenditures. Our third-party transportation providers consist of individuals or small teams that own or lease their own over-the-road transportation equipment and provide us with dedicated freight capacity, which we refer to as independent contractors (ICs), and asset-based, over-the-road transportation companies that provide us with freight capacity under non-exclusive contractual arrangements, which we refer to as purchased power. Across all transportation modes, from pickup to delivery, we leverage relationships with a diverse group of over 9,000 third-party carriers to provide scalable capacity and reliable, customized service to our more than 25,000 customers in North America. Although we service large national accounts, we primarily focus on small to mid-size shippers, which we believe represent an expansive and underserved market. We offer our customers value through customized transportation and logistics solutions, allowing them to reduce operating costs, redirect resources to core competencies, improve supply chain efficiency, and enhance customer service. Our business model is highly scalable and features a variable cost structure that requires minimal investment in transportation equipment and facilities. We believe that our non-asset based model enables us to generate strong free cash flows and attractive returns on our invested capital. Our proforma capital expenditures as a percentage of pro forma revenues was      % in 2007, as discussed in “Summary Historical and Unaudited Pro Forma Consolidated Financial and Other Data” beginning on page 6.

Less-than-truckload (LTL) services involve the transport of consolidated freight of several shippers to multiple destinations on one vehicle. We believe that we are the largest non-asset based provider of LTL services in North America, based on revenue. Our LTL business achieved revenues of $361.8 million and $188.5 million for the year ended December 31, 2007 and the six months ended June 30, 2008, respectively, and operating income of $10.2 million and $5.4 million for the same periods. Within our LTL business, we operate 18 service centers throughout the United States and complement our service center network with over 215 delivery agents, which are independent companies that de-consolidate and deliver a portion of our LTL freight. Our LTL model allows for more direct transportation of freight from shipper to end user than does the traditional hub and spoke model employed by many other LTL service providers. With fewer handlings, consolidations, and de-consolidations per LTL shipment, we believe we are positioned to deliver freight more cost-efficiently, faster, and with fewer claims than many of our competitors.

Truckload (TL) brokerage involves the sale and management of transportation services related to the transport of a single shipper’s freight to a single destination. This includes locating a qualified TL carrier that can move the freight on schedule, negotiating favorable rates for our customers, and managing the entire process from pickup through delivery. We believe that we are among the 15 largest TL brokerage operations in North America, based on revenue. Our TL business achieved revenues of $176.3 million and $88.7 million for the year ended December 31, 2007 and the six months ended June 30, 2008, respectively, and operating income of $7.8 million and $3.4 million for the same periods. Within our TL brokerage business, we operate 12 company dispatch offices and augment our dispatch office network with an additional 24 brokerage agents, which are exclusive third parties that originate a portion of our TL brokerage revenues and receive a percentage of the net margin generated.

The addition of a third-party logistics provider and transportation management solutions offering to RRTS’ existing suite of services through the GTS merger allows us to offer our customers a “one-stop” transportation and logistics solution, including access to the most cost-effective and time-sensitive modes of transportation within our broad network. A third-party logistics (3PL) provider outsources customized transportation management solutions (TMS), which include the planning, implementation, and control of the efficient, effective transport and storage of freight and related information from pickup through delivery. As supply chain complexity has increased, the U.S. 3PL sector has grown at a 13.3% compound annual growth rate, or CAGR, from 1998 through 2007, according to Armstrong & Associates, a leading supply chain market research firm. GTS has capitalized on this trend and generated revenue growth at a CAGR of 24.8% from 2005 through 2007. With minimal integration requirements and a similar focus on small to mid-size shippers, we believe that RRTS and GTS are well-positioned to realize synergies as a combined entity. Since February 2008, RRTS and GTS have been under common control and the management teams of both companies have developed a strong working relationship and are implementing a cohesive plan to enhance our collective growth initiatives.

According to the American Trucking Associations, or the ATA, beginning in the fourth quarter of 2006, the over-the-road freight sector began to experience year-over-year declines in tonnage, primarily reflecting a weakening freight environment in the U.S. construction, manufacturing, and retail sectors. During 2007, LTL tonnage at RRTS increased 4.5% over 2006, while LTL tonnage in the U.S. over-the-road freight sector declined 2.8% during the same period. Throughout this downturn, we have actively managed our LTL business by adding new customers and streamlining our cost structure to enhance our operating efficiency and improve margins. We believe our variable cost, non-asset based operating model serves as a competitive advantage and allows us to provide our customers with cost-effective transportation solutions regardless of broader economic conditions. We believe we are well-positioned for continued growth, profitability, and market share expansion in the event of a rebound in the over-the-road freight sector.

Our Competitive Strengths

We consider the following to be our principal competitive strengths:

Comprehensive Logistics and Transportation Management Solutions. We believe our broad offering of transportation and logistics services presents an attractive value proposition to shippers and allows us to manage their freight from dispatch through final delivery. Not only can we provide third-party transportation management solutions to shippers seeking to redirect resources to core competencies, improve service, and reduce costs, but we can also provide them access to the appropriate modes of transportation. We leverage our scalable, proprietary technology systems to manage our multi-modal nationwide network of service centers, delivery agents, dispatch offices, brokerage agents, ICs, and purchased power. As a result of our integrated offering, we believe we have a competitive advantage in terms of service, delivery time, and customized solutions. The key attributes of our service offerings include the following:

■	Leading Non-Asset Based, Customized LTL Services. We believe we are the largest non-asset based provider of customized LTL services in North America, based on revenue. We believe our point-to-point LTL model allows us to offer faster transit times with lower incidence of damage and reduced fuel consumption, providing us with a distinct competitive advantage over asset-based LTL carriers employing the traditional hub and spoke model. In addition, we believe our variable cost structure and the utilization of our dedicated IC base positions us to maintain consistent operating margins, even during periods of economic decline.

■	Leading TL Freight Brokerage Services. We believe we are among the 15 largest TL brokerage operations in North America, based on revenue, offering temperature-controlled, dry van, and flatbed services. While we serve a diverse customer base and provide a comprehensive TL solution, we specialize in the transport of refrigerated foods, poultry, and beverages. We believe this specialization provides consistent shipping volume year-over-year. Similar to our LTL services, we utilize our dedicated IC base in an effort to maintain consistent operating margins, even during periods of economic decline.

■	Comprehensive Outsourced Transportation Management Solutions. Our TMS offering includes pricing, contract management, carrier selection, freight tracking, freight bill payment and audit, cost reporting and analysis, and dispatch. With a flexible operating model, scalable technology system, and access to a dynamic multi-modal carrier network, we believe we can tailor our services to each customer’s individual needs and desired level of outsourcing.

Flexible Operating Model.  Because we utilize a broad network of purchased power, ICs, and other third-party transportation providers to transport our customers’ freight, our business is not characterized by the high level of fixed costs and required concentration on asset utilization that is common among many asset-based transportation providers. As a result, we are able to focus solely on providing quality service and specialized transportation and logistics solutions to our customers, which we believe provides a significant competitive advantage. Furthermore, with minimal investment in transportation equipment and facilities, we are better positioned to generate attractive returns on our invested capital and assets.

Focus on Serving a Diverse, Underserved Customer Landscape.  We serve over 25,000 customers, with no single customer accounting for more than 2% of our 2007 pro forma revenue. In addition, we serve a diverse mix of end markets, with no industry sector accounting for more than 18% of our 2007 pro forma revenue. We concentrate primarily on small to mid-size shippers with annual transportation expenditures of less than $25 million, which we believe represents an underserved market. Our services are designed to satisfy these customers’ unique needs and desired level of integration. We believe our expansive target customer base presents attractive growth opportunities for each of our service offerings, given that many small to mid-size companies have not yet capitalized on the benefits of third-party transportation management.

Scalable Technology Systems.  Our web-enabled technology is designed to serve our customers’ distinct logistics needs and provide them with cost-effective solutions and consistent service on a shipment-by-shipment basis. In addition to managing the physical movement of freight, we offer contract management, real-time shipment tracking, order processing, and automated data exchange. Our technology also enables us to more efficiently manage our multi-modal capabilities and broad carrier network, and provides the scalability necessary to accommodate significant growth.

Experienced and Motivated Management Team.  We have assembled an experienced and motivated management team, led by our chief executive officer, Mark A. DiBlasi. Mr. DiBlasi has over 29 years of industry experience and previously managed a $1.2 billion division of FedEx Ground, Inc., a division of FedEx Corporation. Our senior management team has an average of 24 years of industry experience leading high-growth logistics operations and draws on substantial knowledge gained from previous leadership positions at FedEx Ground, Inc., FedEx Global Logistics, Inc., DHL Exel Supply Chain, Yellow Transportation, Inc., and United Parcel Service, Inc.

Our Growth Strategies

We believe our business model has positioned us well for continued growth and profitability, which we intend to pursue through the following initiatives:

Continue Expanding Customer Base.  We intend to pursue greater market share across all of our service offerings by leveraging GTS’ network to provide greater LTL coverage throughout North America, geographically expanding our TL brokerage operation beyond its current footprint in the Eastern United States and Canada, and aggressively expanding GTS’ sales team and utilizing our 110-person LTL sales force to enhance the market reach and penetration of our TMS offering. We also believe the pool of potential customers will continue to grow as the benefits of third-party logistics and transportation management continue to be embraced by shippers. Additionally, a broader service offering through the GTS merger provides us with the opportunity to penetrate new customers seeking a “one-stop” transportation and logistics solution.

Increase Penetration with Existing Customers.  With a more comprehensive service offering and an expanded network resulting from the GTS merger, we believe there are substantial cross-selling opportunities and the potential to capture a greater share of each customer’s annual transportation and logistics expenditures. Along with our planned cross-selling initiatives, we believe that macroeconomic factors will provide us with additional opportunities to further penetrate existing customers. During the current economic downturn, existing customers have generally reduced the number of shipments and pounds per shipment. We believe an economic rebound will result in increased revenue through greater shipping volume and improved load density, and will allow us to increase profits at a rate exceeding our revenue growth.

Continue Generating Operating Improvements.  We believe our ongoing efforts to streamline our cost structure and improve operating efficiency will enhance our margins and improve customer service in the event industry conditions improve and overall freight capacity tightens. We have implemented a number of targeted initiatives to drive operating improvements, such as

■	enhancing our real-time metrics to reduce operating expenses,

■	increasing utilization of our flexible IC base,

■	reducing per-mile costs,

■	reducing dock handling costs,

■	aggressively recouping increased fuel costs, and

■	improving routing efficiency throughout our network.

We believe these initiatives will enable us to continue to enhance our competitive position, compel continued earnings growth, and further improve profitability.

Pursue Selective Acquisitions.  The transportation and logistics industry is highly fragmented, consisting of many smaller, regional service providers covering particular shipping lanes and providing niche services. We built our LTL, TL brokerage, and TMS platforms by successfully completing and integrating accretive acquisitions. We intend to continue to pursue acquisitions that will complement our existing suite of services and extend our geographic reach. With a scalable, non-asset based business model, we believe we can execute our acquisition strategy with minimal investment in additional infrastructure and overhead. We do not currently have any specific acquisition under consideration and do not have any proposals or arrangements with respect to such a transaction.

Our History

Our principal strategy has been to develop a full-service transportation and logistics provider under a non-asset based structure through the integration and internal growth of complementary businesses. In March 2005, we acquired Dawes Transport, Inc., which we refer to as Dawes Transport, a non-asset based LTL provider primarily using a blend of purchased power and ICs. In June 2005, we acquired Roadrunner Freight Systems, Inc., which we refer to as Roadrunner Freight, a provider of LTL services similar to Dawes Transport in its business model, scale, and customer mix, but utilizing primarily purchased power.

In January 2006, Mark A. DiBlasi joined us as chief executive officer to lead the final integration of the two LTL businesses and the transformation of RRTS into a full-service transportation and logistics provider. In March 2007, we expanded our service offerings through the acquisition of Sargent Transportation Group, Inc. and related entities, providers of TL brokerage services, which we collectively refer to as Sargent.

Our next objective was to identify and acquire a third-party transportation management solutions operation with a scalable technology system and management infrastructure capable of assimilating and enhancing our collective growth initiatives. Simultaneous with the consummation of this offering, GTS, a rapidly growing provider of TMS solutions based in Hudson, Ohio, will merge with and into a wholly owned subsidiary of RRTS. With the addition of a TMS offering, we are able to provide shippers with a “one-stop” transportation and logistics solution, including access to the most cost-effective and time-sensitive modes of transportation within our broad network of third-party carriers.

GTS Merger

Simultaneous with the consummation of this offering, GTS will merge with and into a wholly owned subsidiary of RRTS. As a result of the GTS merger, the stockholders of GTS will become stockholders of RRTS. Upon consummation of the GTS merger, each share of GTS outstanding common stock will be exchanged for          shares of RRTS common stock. The GTS merger, which is more fully described on page 64 of this prospectus in the section entitled “Certain Relationships and Related Transactions,” is conditioned upon the consummation of this offering and upon other conditions set forth in the merger agreement.

The following chart represents our business segments immediately following the consummation of the GTS merger.

Risk Factors

There are a number of risks and uncertainties that may affect our financial and operating performance. You should carefully consider the risks discussed in “Risk Factors” beginning on page 8 before investing in our common stock, which include but are not limited to the following:

■	the competitive nature of the transportation industry;

■	fluctuations in the price or availability of fuel;

■	our ability to maintain the level of service that we currently provide to our customers;

■	the ability of our carriers to meet our needs and expectations, and those of our customers;

■	our reliance on ICs to provide transportation services to our customers;

■	general economic, political, and other risks that are out of our control, including any prolonged delay in a recovery of the U.S. over-the-road freight sector;

■	the limited experience of our senior management in managing a public company;

■	seasonal fluctuations in our business; and

■	our ability to maintain, enhance, or protect our proprietary technology systems.

Our Offices

We maintain our principal executive offices at 4900 S. Pennsylvania Ave., Cudahy, Wisconsin 53110. Our telephone number is (414) 615-1500. Our website is located at www.rrts.com. The information contained on our website or that can be accessed through our website does not constitute part of this prospectus.

The Offering

Common stock offered:

By us	shares

By the selling stockholders	shares

Total common stock offered	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million, assuming an initial public offering price of $ per share of common stock, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and estimated offering expenses. We intend to use approximately $ million of such net proceeds to prepay approximately $ under the RRTS credit facility, approximately $ of RRTS senior subordinated notes, and approximately $ under the GTS credit facility. In addition, we intend to use approximately (i) $4.1 million to pay a termination fee to affiliates of our two largest stockholders in connection with this offering and the termination of the management services agreement with these affiliates, (ii) $5.1 million to redeem our Series A preferred stock, including accrued and unpaid dividends, and (iii) $ million of remaining net proceeds for general corporate purposes, including to finance our working capital needs and for the potential acquisition of complementary businesses. See “Use of Proceeds.” We will not receive any proceeds from sales by the selling stockholders in this offering.

Nasdaq Global Market Symbol	RRTS

The number of shares of common stock to be outstanding after this offering is based upon our outstanding shares as of          , 2008, including the issuance of           shares of our common stock in connection with the GTS merger, and excludes the following:

■	shares of common stock issuable upon the exercise of options outstanding at , 2008 with a weighted average exercise price of $ per share; and

■	shares of common stock issuable upon the exercise of warrants outstanding at , 2008 with an exercise price of $ per share.

Unless otherwise noted, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option and reflects (i) the GTS merger, (ii) the conversion of our Class A common stock and Class B common stock into a single class of common stock on a          -for-one basis pursuant to an amendment to our certificate of incorporation, and (iii) the redemption of our Series A preferred stock for an aggregate of approximately $5.1 million, including accrued and unpaid dividends, all of which will be effected in connection with, and are conditioned upon, the consummation of this offering.

Summary Historical and Unaudited Pro Forma
Consolidated Financial and Other Data

The following table summarizes selected historical and pro forma consolidated financial and other data as of and for the periods indicated. You should read the following information together with the more detailed information contained in “Capitalization,” “Unaudited Pro Forma Consolidated Financial Data,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and the related notes included elsewhere in this prospectus.

The statement of operations data for RRTS for the period from February 22, 2005 (date of inception) to December 31, 2005, and for the years ended December 31, 2006 and 2007, are derived from our audited consolidated financial statements included in this prospectus. The statement of operations data for the six-month period ended June 30, 2008, and the balance sheet data as of June 30, 2008, have been derived from our unaudited consolidated financial statements. Our unaudited consolidated financial statements include adjustments, all of which are normal recurring adjustments, that we consider necessary for a fair presentation of our results for this unaudited period. The results of operations for the six-month period ended June 30, 2008 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2008.

All outstanding shares of Roadrunner Freight were acquired at the close of business on April 29, 2005. As such, the consolidated statement of operations data, consolidated balance sheet data, and other data include the results of Roadrunner Freight subsequent to the close of business on April 29, 2005. In addition, RRTS and Sargent have been under common control since October 4, 2006. As such, the consolidated statement of operations data, consolidated balance sheet data, and other data include the results of Sargent from October 4, 2006.

GTS completed the acquisition of Group Transportation Services, Inc., which we refer to as Group Transportation Services, and GTS Direct, LLC, which we refer to as GTS Direct, at the close of business on February 29, 2008, which we refer to as the GTS acquisition. GTS had no substantive operations from February 12, 2008 (date of inception) until it acquired Group Transportation Services and GTS Direct on February 29, 2008. Group Transportation Services and GTS Direct were under common control prior to the GTS acquisition and GTS is considered the successor entity to Group Transportation Services and GTS Direct for periods subsequent to the date of the GTS acquisition. The combined results of operations of Group Transportation Services and GTS Direct (predecessor entities) for the year ended December 31, 2007 and the period from January 1, 2008 through February 29, 2008, which are included in the unaudited pro forma consolidated financial data, are presented under the historical company basis. The consolidated results of operations of GTS (successor entity) for the period February 12, 2008 (date of inception) through June 30, 2008, and the balance sheet data as of June 30, 2008, are presented under the new company basis, using the purchase method of accounting.

The pro forma consolidated statement of operations data for the year ended December 31, 2007, and for the six-month period ended June 30, 2008, give effect to the GTS acquisition, the GTS merger, and this offering as if they had occurred on January 1, 2007. The pro forma consolidated balance sheet data as of June 30, 2008 give effect to the GTS acquisition, the GTS merger, and this offering, as if they had occurred on June 30, 2008. The pro forma adjustments are based upon information and assumptions that management of RRTS believes are reasonable; however, such adjustments are subject to change. RRTS’ management does not expect any final adjustments to be materially different from the preliminary amounts presented in this prospectus. The pro forma consolidated statements of operations data do not necessarily indicate the results that would have actually occurred if the GTS acquisition, the GTS merger, and this offering had occurred on January 1, 2007, or that may occur in the future.

(In thousands, except per share data)
	RRTS			Pro Forma		RRTS		Pro Forma
		Years Ended		Year Ended		Six Months		Six Months
	Feb. 22, 2005 -	Dec. 31,		Dec. 31,		Ended June 30,		Ended June 30,
	Dec. 31, 2005	2006	2007	2007		2007	2008	2008
				(unaudited)		(unaudited)	(unaudited)	(unaudited)

Consolidated Statement of Operations Data:
Revenues, net	$250,950	$399,441	$538,007	$		$261,168	$276,802	$
Operating income	13,410	13,324	17,934			7,918	8,750		(a)
Net income (loss) available to common stockholders	1,452	683	935			(302)	1,334		(a)

Earnings (loss) per share available to common stockholders:
Basic	$17.22	$7.73	$9.24	$	(b)	$(2.98)	$13.18	$	(b)
Diluted	17.22	7.73	9.23		(b)	(2.98)	13.08		(b)

Weighted average common stock outstanding:
Basic	84,315	88,437	101,220		(b)	101,220	101,220		(b)
Diluted	84,315	88,437	101,354		(b)	101,220	101,993		(b)

Other Data:
Capital expenditures	$1,531	$1,052	$1,867	$1,943		$429	$289	$369
Capital expenditures as a percentage of revenues(c)	0.6%	0.3%	0.3%		%	0.2%	0.1%		%

	As of June 30, 2008
		Pro Forma
(In thousands)	Actual	as Adjusted
	(unaudited)

Consolidated Balance Sheet Data:
Cash	$580
Total current assets	65,557
Property and equipment, net	5,040
Total assets	258,954
Total current liabilities	48,278
Current maturities of long-term debt	5,250
Total debt	101,225
Working capital	17,279
Mezzanine equity	1,765
Total stockholders’ investment	105,556

(a) Includes a transaction bonus paid to GTS personnel as a result of the GTS acquisition in the amount of $3.6 million, which is a one-time, non-recurring charge.

(b) Pro forma earnings (loss) per share available to common stockholders and weighted average common stock outstanding reflect (i) the reclassification of all outstanding classes of common stock into one class of common stock in a -for-one stock split; and (ii) the redemption of approximately $5.1 million of our Series A preferred stock, including accrued and unpaid dividends. Earnings (loss) per share available to common stockholders for all periods was computed in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share (SFAS 128). See “Unaudited Pro Forma Consolidated Financial Data” beginning on page 19.

(c) Our management uses capital expenditures as a percentage of revenues to evaluate our operating performance and measure the effectiveness of our non-asset based structure. We believe this financial measure is useful in evaluating the efficiency of our operating model compared to other companies in our industry.

Risk Factors

You should carefully consider the following risks and other information set forth in this prospectus before deciding to invest in shares of our common stock. If any of the events or developments described below actually occurs, our business, financial condition, and results of operations may suffer. In that case, the trading price of our common stock may decline and you could lose all or part of your investment.

Risks Related to Our Business

We operate in a highly competitive industry and, if we are unable to adequately address factors that may adversely affect our revenue and costs, our business could suffer.

Competition in the transportation services industry is intense. Increased competition may lead to revenue reductions, reduced profit margins, or a loss of market share, any one of which could harm our business. There are many factors that could impair our ability to maintain our current profitability, including the following:

■	competition with other transportation services companies, some of which have a broader coverage network, a wider range of services, and greater capital resources than we do;

■	reduction by our competitors of their freight rates to gain business, especially during times of declining growth rates in the economy, which reductions may limit our ability to maintain or increase freight rates, maintain our operating margins, or maintain significant growth in our business;

■	solicitation by shippers of bids from multiple carriers for their shipping needs and the resulting depression of freight rates or loss of business to competitors;

■	development of a technology system similar to ours by a competitor with sufficient financial resources and comparable experience in the transportation services industry; and

■	establishment by our competitors of cooperative relationships to increase their ability to address shipper needs.

Fluctuations in the price or availability of fuel and limitations on our ability to collect fuel surcharges may adversely affect our results of operations.

We are subject to risks associated with fuel charges from our ICs and purchased power in our LTL and TL businesses. The tractors operated by our ICs and purchased power require large amounts of diesel fuel, and the availability and price of diesel fuel are subject to political, economic, and market factors that are outside of our control. For example, average weekly diesel fuel prices reached all-time highs ranging from $3.96 per gallon to $4.72 per gallon in the second quarter of 2008, compared with $2.77 per gallon to $2.88 per gallon in the second quarter of 2007, according to the U.S. Energy Information Administration. Our ICs and purchased power pass along the cost of diesel fuel to us, and we in turn attempt to pass along some or all of these costs to our customers through fuel surcharge revenue programs. There can be no assurance that our fuel surcharge revenue programs will be effective in the future. Market pressures may limit our ability to assess our fuel surcharges. At the request of our customers, we have at times temporarily capped the fuel surcharges at a fixed percentage pursuant to contractual arrangements that vary by customer. If fuel surcharge revenue programs, base freight rate increases, or other cost-recovery mechanisms do not offset our exposure to rising fuel costs, our results of operations could be adversely affected.

If we are unable to maintain the level of service we currently provide to our customers, our reputation may be damaged resulting in a loss of business.

We compete with other transportation providers based on reliability, delivery time, security, visibility, and personalized service. Our reputation is based on the level of customer service that we currently provide. If this level of service deteriorates, or if we are prevented from delivering on our services in a timely, reliable, safe, and secure manner, our reputation and business may suffer.

Our third-party carriers must meet our needs and expectations, and those of our customers, and their inability to do so could adversely affect our results of operations.

Our business depends to a large extent on our ability to provide consistent, high quality, technology-enabled transportation and logistics solutions. We do not own or control the transportation assets that deliver our customers’ freight, and we do not employ the people directly involved in delivering the freight. We rely on third parties to provide LTL, TL, parcel, intermodal, and domestic and international air services and to report certain information to us, including information relating to delivery status and freight claims. This reliance could cause delays in providing our customers with timely delivery of freight, important service data, and in the financial reporting of certain events, including recognizing revenue and recording claims. If we are unable to secure sufficient transportation services to meet our customer commitments, or if any of the third parties we rely on do not meet our needs or expectations, or those of our customers, our results of operations could be adversely affected, and our customers could switch to our competitors temporarily or permanently.

Our reliance on ICs to provide transportation services to our customers could limit our expansion.

Our transportation services are conducted in part by ICs who are generally responsible for paying for their own equipment, fuel, and other operating costs. Our ICs are responsible for providing the tractors and trailers they use related to our business. Certain factors such as increases in fuel costs, insurance costs, and the cost of new and used tractors, as well as reduced financing sources available to ICs for the purchase of equipment, have combined to create a difficult operating environment for ICs. As a result of the current operating environment, turnover and bankruptcy among ICs in the over-the-road freight sector is high. Due to the limited pool of qualified ICs, the competition among carriers for their services is intense. If we are required to increase the amounts paid to ICs in order to obtain their services, our results of operations could be adversely affected to the extent increased expenses are not offset by higher freight rates. Additionally, our agreements with our ICs are terminable by either party upon short notice and without penalty. Consequently, we regularly need to recruit qualified ICs to replace those who have left our pool. If we are unable to retain our existing ICs or recruit new ICs, our results of operations and ability to expand could be adversely affected.

A decrease in levels of capacity in the over-the-road freight sector could have an adverse impact on our business.

We believe that, historically, the over-the-road freight sector has experienced levels of excess capacity. The current operating environment in the over-the-road freight sector resulting from an economic recession, rising fuel costs, and other economic factors is beginning to cause a reduction in capacity in the sector generally, and in our carrier network specifically, which could have an adverse impact on our ability to execute our business strategy and on our business.

If we are unable to expand the number of our sales representatives and brokerage agents, or if a significant number of our sales representatives and brokerage agents leave us, our ability to increase our revenue could be negatively impacted.

Our ability to expand our business will depend, in part, on our ability to attract additional sales representatives and brokerage agents. Competition for qualified sales representatives and brokerage agents can be intense, and we may be unable to attract such persons. Any difficulties we experience in expanding the number of our sales representatives and brokerage agents could have a negative impact on our ability to expand our customer base, increase our revenue, and continue our growth.

In addition, we must retain our current sales representatives and brokerage agents and properly incentivize them to obtain new customers and maintain existing customer relationships. If a significant number of our sales representatives and brokerage agents leave us, our revenue could be negatively impacted. A significant increase in the turnover rate among our current sales representatives and brokerage agents could also increase our recruiting costs and decrease our operating efficiency.

We may not be able to successfully execute our acquisition strategy, and any acquisitions that we undertake could be difficult to integrate, disrupt our business, dilute stockholder value, and adversely affect our results of operations.

We plan to increase our revenue and the market regions that we serve through the acquisition of complementary businesses. In the future, suitable acquisition candidates may not be available at purchase prices attractive to us. In pursuing acquisition opportunities, we will compete with other companies, some of which have greater financial and other resources than we do. We may not have available funds or common stock with a sufficient market price to complete a desired acquisition, or acquisition candidates may not be willing to receive our common stock in exchange for their businesses. If we are unable to secure sufficient funding for potential acquisitions, we may not be able to complete strategic acquisitions that we otherwise find advantageous. Further, if we make any future acquisitions, we could incur additional debt or assume contingent liabilities.

Consummation of strategic acquisitions involves numerous risks, including the following:

■	failure of the acquired company to achieve anticipated revenues, earnings, or cash flows;

■	assumption of liabilities that were not disclosed to us or that exceed our estimates;

■	problems integrating the purchased operations with our own, which could result in substantial costs and delays or other operational, technical, or financial problems;

■	potential compliance issues with regard to acquired companies that did not have adequate internal controls;

■	diversion of management’s attention or other resources from our existing business;

■	risks associated with entering markets in which we have limited prior experience; and

■	potential loss of key employees and customers of the acquired company.

One or more significant claims, our failure to adequately reserve for such claims, or the cost of maintaining our insurance for such claims, could have an adverse effect on our results of operations.

We use the services of thousands of transportation companies and their drivers in connection with our transportation operations. From time to time, these drivers are involved in accidents, and goods carried by these drivers are lost or damaged, and the carriers may not have adequate insurance coverage. Such accidents usually result in equipment damage and, unfortunately, can also result in injuries or death. Although these drivers are not our employees and all of these drivers are ICs or work for third-party carriers, from time to time claims may be asserted against us for their actions or for our actions in retaining them. Claims against us may exceed the amount of our insurance coverage, or may not be covered by insurance at all. A material increase in the frequency or severity of accidents, claims for lost or damaged goods, liability claims, or workers’ compensation claims, or unfavorable resolutions of any such claims, could adversely affect our results of operations to the extent claims are not covered by our insurance or such losses exceed our reserves. Significant increases in insurance costs or the inability to purchase insurance as a result of these claims could also reduce our profitability and have an adverse effect on our results of operations.

A significant or prolonged economic downturn, particularly the current downturn in the over-the-road freight sector, or a substantial downturn in our customers’ business, could adversely affect our revenue and results of operations.

The over-the-road freight sector has historically experienced cyclical fluctuations in financial results due to, among other things, economic recession, downturns in business cycles, increasing costs and taxes, fluctuations in energy prices, price increases by carriers, changes in regulatory standards, license and registration fees, interest rate fluctuations, and other economic factors beyond our control. All of these factors could increase the operating costs of a vehicle and impact capacity levels in the over-the-road freight sector. Carriers may charge higher prices to cover higher operating expenses, and our operating income may decrease if we are unable to pass through to our customers the full amount of higher purchased transportation costs. Additionally, economic conditions may adversely affect our customers, their need for our services, or their ability to pay for our services. If the current economic downturn causes a reduction in the volume of freight shipped by our customers, our results of operations could be adversely affected.

Our executive officers and key personnel are important to our business, and these officers and personnel may not remain with us in the future.

We depend substantially on the efforts and abilities of our senior management. Our success will depend, in part, on our ability to retain our current management and to attract and retain qualified personnel in the future. Competition for senior management is intense, and we may not be able to retain our management team or attract additional qualified personnel. The loss of a member of senior management would require our remaining executive officers to divert immediate and substantial attention to fulfilling the duties of the departing executive and to seeking a replacement. The inability to adequately fill vacancies in our senior executive positions on a timely basis could adversely affect our ability to implement our business strategy, which could negatively impact our results of operations.

Seasonal sales fluctuations and weather conditions could have an adverse impact on our results of operations.

The transportation industry is subject to seasonal sales fluctuations as shipments generally are lower during and after the winter holiday season. The productivity of our carriers historically decreases during the winter season because companies have the tendency to reduce their shipments during that time and inclement weather can impede operations. At the same time, our operating expenses could increase because harsh weather can lead to increased accident frequency rates and increased claims. If we were to experience lower-than-expected revenue during any such period, our expenses may not be offset, which could have an adverse impact on our results of operations.

The cost of compliance with, liability for violations of, or modifications to existing or future governmental regulations could adversely affect our business and results of operations.

Our operations are subject to certain federal, state, and local regulatory requirements. These regulations and requirements are subject to change based on new legislation and regulatory initiatives, which could affect the economics of the transportation industry by requiring changes in operating practices or influencing the demand for, and the cost of providing, transportation services. The U.S. Department of Transportation, or the DOT, and its agencies, such as the Federal Motor Carrier Safety Administration, and various state and local agencies exercise broad powers over our business, generally governing such activities as authorization to engage in motor carrier operations, freight forwarding, and freight brokerage operations, as well as regulating safety. As a motor carrier authorized by the DOT, we must comply with the safety and fitness regulations promulgated by the DOT, including those relating to drug and alcohol testing, driver qualification, and hours-of-service. There also are regulations specifically relating to the trucking industry, including testing and specifications of equipment, product handling requirements, and hazardous material requirements. In addition, we must comply with certain safety, insurance, and bonding requirements promulgated by the DOT and various state agencies. Compliance with existing, new, or more stringent measures could disrupt or impede the timing of our deliveries and our ability to satisfy the needs of our customers. In addition, we may experience an increase in operating costs, such as security costs, as a result of governmental regulations that have been and will be adopted in response to terrorist activities and potential terrorist activities. The cost of compliance with existing or future measures could adversely affect our results of operations. Further, we could become subject to liabilities as a result of a failure to comply with applicable regulations.

Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.

From time to time, we arrange for the movement of hazardous materials at the request of our customers. As a result, we are subject to various environmental laws and regulations relating to the handling, transport, and disposal of hazardous materials. If our customers or carriers are involved in an accident involving hazardous materials, or if we are found to be in violation of applicable laws or regulations, we could be subject to substantial fines or penalties, remediation costs, or civil and criminal liability, any of which could have an adverse effect on our business and results of operations. In addition, current and future laws and regulations relating to carbon emissions and the effects of global warming can be expected to have a significant impact on the transportation sector generally and the operations and profitability of some of our carriers in particular, which could adversely affect our business and results of operations.

If our ICs are deemed by regulators to be employees, our business and results of operations could be adversely affected.

Tax and other regulatory authorities have in the past sought to assert that independent contractors in the trucking industry are employees rather than independent contractors. There can be no assurance that these authorities will not successfully assert this position or that tax laws and other laws that consider these persons independent contractors will not change. If our ICs are determined to be our employees, we would incur additional exposure under federal and state tax, workers’ compensation, unemployment benefits, labor, employment, and tort laws, including for prior periods, as well as potential liability for employee benefits and tax withholdings. Our business model relies on the fact that our ICs are independent contractors and not deemed to be our employees, and exposure to any of the above factors could have an adverse effect on our business and results of operation.

If we are unable to maintain and enhance our proprietary technology systems, demand for our services and our revenue could decrease.

Our business relies heavily on our proprietary technology systems to track and store externally and internally generated market data, analyze the capabilities of our carrier network, and recommend cost-effective carriers in the appropriate transportation mode. To keep pace with changing technologies and customer demands, we must correctly interpret and address market trends and enhance the features and functionality of our proprietary technology systems in response to these trends. We may be unable to implement the appropriate features and functionality of our technology systems in a timely and cost-effective manner, which could result in decreased demand for our services and a corresponding decrease in our revenue.

We may be required to incur substantial expenses and resources in defending intellectual property litigation against us.

Our use of our proprietary technology systems could be challenged by claims that such use infringes, misappropriates, or otherwise violates the intellectual property rights of third parties. We do not currently have any patent protection with respect to our technology systems and cannot be certain that our technologies do not and will not infringe issued patents or other proprietary rights of others. Any claim, with or without merit, could result in significant litigation costs and diversion of resources, and could require us to enter into royalty and licensing agreements, all of which could have an adverse effect on our business. We may not be able to obtain such licenses on commercially reasonable terms, or at all, and the terms of any offered licenses may not be acceptable to us. If forced to cease using such intellectual property, we may not be able to develop or obtain alternative technologies. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from offering the affected services to our customers, which could have an adverse effect on our business and results of operations.

Terrorist attacks, anti-terrorism measures, and war could have broad detrimental effects on our business operations.

As a result of the potential for terrorist attacks, federal, state, and municipal authorities have implemented and continue to follow various security measures, including checkpoints and travel restrictions on large trucks. Such measures may reduce the productivity of our ICs or increase the costs associated with their operations, which we could be forced to bear. For example, security measures imposed at bridges, tunnels, border crossings, and other points on key trucking routes may cause delays and increase the non-driving time of our ICs, which could have an adverse effect on our results of operations. War, risk of war, or a terrorist attack also may have an adverse effect on the economy. A decline in economic activity could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism or war also could impact our ability to raise capital. In addition, the insurance premiums charged for some or all of the coverage currently maintained by us could increase dramatically or such coverage could be unavailable in the future.

Our senior management has limited experience managing a public company, and regulatory compliance may divert its attention from the day-to-day management of our business.

Our senior management has limited experience managing a publicly traded company and limited experience complying with the increasingly complex laws pertaining to public companies. Obligations associated with being a public company will require substantial attention from our senior management and partially divert their attention away from the day-to-day management of our business, which could adversely impact our operations.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting, and other administrative expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, as well as rules of the Securities and Exchange Commission and the Nasdaq Stock Market, impose significant corporate governance practices on public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

If we fail to maintain adequate internal control over financial reporting in accordance with Section 404 of Sarbanes-Oxley or to prevent or detect material misstatements in our annual or interim consolidated financial statements in the future, it could result in inaccurate financial reporting, sanctions, or securities litigation, or could otherwise harm our business.

As a public company, we will be required to comply with the standards adopted by the Public Company Accounting Oversight Board in compliance with the requirements of Section 404 of Sarbanes-Oxley regarding internal control over financial reporting. Prior to becoming a public company, we are not required to be compliant with the requirements of Section 404. The process of becoming compliant with Section 404 may divert internal resources and will take a significant amount of time and effort to complete. We may experience higher than anticipated operating expenses, as well as increased independent auditor fees during the implementation of these changes and thereafter. We are required to be compliant under Section 404 by the end of fiscal 2009, and at that time our management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting, and we will be required to deliver an attestation report of our auditors on our management’s assessment of our internal controls. Completing documentation of our internal control system and financial processes, remediation of control deficiencies, and management testing of internal controls will require substantial effort by us. We cannot assure you that we will be able to complete the required management assessment by our reporting deadline. Failure to implement these changes in a timely, effective or efficient manner could harm our operations, financial reporting or financial results, and could result in our being unable to obtain an unqualified report on internal controls from our independent auditors.

Our independent auditors identified a material weakness in our internal control over financial reporting with respect to our accounting close and financial reporting processes. Our independent auditors noted that we lack sufficient personnel with an appropriate level of knowledge and experience in the SEC financial reporting and technical accounting requirements we will face as a public company.

We are developing a remediation plan. In connection with our remediation efforts, we expect to assess our internal financial control and accounting resources and hire additional employees as necessary, including a director of financial reporting. In addition, we intend to establish formal technical accounting training for tax, accounting and financial reporting personnel, and ensure the technical proficiency of the audit committee we are establishing in connection with this offering to oversee our financial reporting function.

If the steps we intend to take do not remediate this material weakness in a timely manner, we will not be able to conclude that we have and maintain effective internal control over financial reporting, and our independent registered accounting firm may not be able to issue an unqualified report on the effectiveness of our internal control over financial reporting. As a result, our ability to report our financial results on a timely and accurate basis may be adversely affected, we may be subject to sanctions or investigation by regulatory authorities, including the SEC or the Nasdaq Stock Market, and investors may lose confidence in our financial information, which in turn could adversely affect the market price of our common stock.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from achieving our growth objectives.

We may in the future be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. Additional equity financing may dilute the interests of our stockholders, and debt financing, if available, may involve restrictive covenants and could reduce our profitability. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures.

Risks Related to this Offering

The market price for our common stock may be volatile, and you may not be able to sell our stock at a favorable price or at all.

Before this offering, there has been no public market for our common stock. An active public market for our common stock may not develop or be sustained after this offering. The price of our common stock in any such market may be higher or lower than the price you pay in this offering. If you purchase shares of common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay the price that we negotiated with the representatives of the underwriters. Many factors could cause the market price of our common stock to rise and fall, including the following:

■	the gain or loss of customers;

■	introductions of new pricing policies by us or by our competitors;

■	variations in our quarterly results;

■	announcements of technological innovations by us or by our competitors;

■	acquisitions or strategic alliances by us or by our competitors;

■	recruitment or departure of key personnel;

■	changes in the estimates of our operating performance or changes in recommendations by any securities analysts that follow our stock; and

■	market conditions in our industry, the industries our customers serve, and the economy as a whole.

In addition, public announcements by our competitors concerning, among other things, their performance, accounting practices, or legal problems could cause the market price of our common stock to decline regardless of our actual operating performance.

Our current principal stockholders will continue to have significant influence over us after this offering, and they could delay, deter, or prevent a change of control or other business combination or otherwise cause us to take action with which you might not agree.

Upon the closing of this offering, investment funds affiliated with Thayer | Hidden Creek Partners, L.L.C., collectively referred to in this prospectus as Thayer | Hidden Creek, will together beneficially own approximately     % of our outstanding common stock and Eos Partners, L.P. and affiliated investment funds, referred to in this prospectus as Eos, will together beneficially own approximately  % of our outstanding common stock. In addition, four of our eight directors immediately following this offering will be affiliated with Thayer | Hidden Creek. As a result, these stockholders will have significant influence over the election of our board of directors and our decision to enter into any corporate transaction and may have the ability to prevent any transaction that requires the approval of stockholders, regardless of whether or not other stockholders believe that such a transaction is in their own best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders or could limit the price that some investors might be willing to pay in the future for shares of our common stock. The interests of these stockholders may not always coincide with our interests as a company or the interests of our other stockholders. Accordingly, these stockholders could cause us to enter into transactions or agreements that you would not approve or make decisions with which you may disagree.

The large number of shares eligible for public sale could depress the market price for our common stock.

The market price for our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and the perception that these sales could occur may depress the market price. Based on shares outstanding as of     , 2008, we will have outstanding           shares of common stock after this offering. Of these shares, the common stock sold in this offering will be freely tradable, except for any shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act of 1933, as amended. Substantially all of the remaining           shares of common stock will be subject to 180-day lock-up agreements with the underwriters. After the 180-day lock-up period, these shares may be sold in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by affiliates, compliance with volume restrictions.

Any time after we are eligible to register our common stock on a Form S-3 registration statement under the Securities Act or if we propose to file a registration statement under the Securities Act for any underwritten sale of shares of any of our equity securities, certain of our stockholders will be entitled to require us to register our securities owned by them for public sale. Sales of common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

You will incur immediate and substantial dilution in your investment because our earlier investors paid substantially less than the initial public offering price when they purchased their shares.

If you purchase shares in this offering, you will incur immediate and substantial dilution in net tangible book value per share because the price that you pay will be substantially greater than the net tangible book value per share of the shares acquired. This dilution arises because our earlier investors paid substantially less than the initial public offering price when they purchased their shares of common stock. In addition, there will be options and warrants to purchase shares of common stock outstanding upon the completion of this offering that have exercise prices below the initial public offering price. To the extent such options or warrants are exercised in the future, there may be further dilution to new investors.

Provisions in our certificate of incorporation, our bylaws, and Delaware law could make it more difficult for a third party to acquire us, discourage a takeover, and adversely affect existing stockholders.

Our certificate of incorporation, our bylaws, and the Delaware General Corporation Law contain provisions that may make it more difficult or delay attempts by others to obtain control of our company, even when these attempts may be in the best interests of stockholders. These include provisions limiting the stockholders’ powers to remove directors or take action by written consent instead of at a stockholders’ meeting. Our certificate of incorporation also authorizes our board of directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. In addition, our certificate of incorporation provides for our board to be divided into three classes, serving staggered terms. The classified board provision could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us. Delaware law also imposes conditions on the voting of “control shares” and on certain business combination transactions with “interested stockholders.”

These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. These provisions may also limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

Special Note Regarding Forward-Looking Statements

The statements and information contained in this prospectus that are not purely historical are forward-looking statements. Forward-looking statements include statements regarding our “expectations,” “anticipation,” “intentions,” “beliefs,” or “strategies” regarding the future. Forward-looking statements also include statements regarding revenue, margins, expenses, and earnings analysis for 2008 and thereafter; potential acquisitions or strategic alliances; and liquidity and anticipated cash needs and availability. All forward-looking statements included in this prospectus are based on information available to us as of the date of this prospectus, and we assume no obligation to update any such forward-looking statements. Our actual results could differ materially from the forward-looking statements. Among the factors that could cause actual results to differ materially are the factors discussed under “Risk Factors,” which include, but are not limited to, the following:

■	the competitive nature of the transportation industry;

■	fluctuations in the price or availability of fuel;

■	our ability to maintain the level of service that we currently provide to our customers;

■	the ability of our carriers to meet our needs and expectations, and those of our customers;

■	our reliance on ICs to provide transportation services to our customers;

■	fluctuations in the levels of capacity in the over-the-road freight sector;

■	our ability to attract and retain sales representatives and brokerage agents;

■	our ability to successfully execute our acquisition strategy;

■	the effects of auto liability, general liability, and workers’ compensation claims;

■	general economic, political, and other risks that are out of our control, including any prolonged delay in a recovery of the U.S. over-the-road freight sector;

■	our reliance on our executive officers and key personnel;

■	seasonal fluctuations in our business;

■	the costs associated with being a public company and our ability to comply with the internal control and financial reporting obligations of the SEC and Sarbanes-Oxley;

■	the effects of governmental and environmental regulations; and

■	our ability to maintain, enhance, or protect our proprietary technology systems.

See the section entitled “Risk Factors” for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us.

Use of Proceeds

Assuming an initial public offering price of $      per share, we estimate that we will receive net proceeds of $      million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use approximately $      million of the net proceeds of this offering to prepay an aggregate of $      million of the $      million of outstanding debt under the RRTS credit facility and approximately $      million to prepay the RRTS senior subordinated notes and accrued interest. In addition, we intend to use approximately $      million of the net proceeds of this offering to prepay an aggregate of $      million of outstanding debt under the GTS credit facility.

The RRTS credit facility consists of a term loan facility of $40.0 million, of which approximately $33.5 million was outstanding as of June 30, 2008, and a five-year revolving credit facility of up to $50.0 million in revolving credit loans, letters of credit, and swingline loans, of which approximately $29.7 million was outstanding as of June 30, 2008. The RRTS senior subordinated notes were issued in an aggregate principal amount of approximately $36.4 million and have a maturity date of September 15, 2012. As of June 30, 2008, there was approximately $38.1 million in aggregate principal amount of RRTS senior subordinated notes outstanding. The GTS credit facility consists of a term loan facility of $8.0 million, of which approximately $7.8 million was outstanding as of June 30, 2008, and a five-year revolving credit facility of up to $3.0 million, none of which was outstanding as of June 30, 2008.

In addition to the purposes described above, we intend to use approximately (i) $5.1 million of the net proceeds from this offering to redeem our shares of Series A preferred stock, including accrued and unpaid dividends, and (ii) $4.1 million to pay a termination fee upon completion of this offering to affiliates of our two largest stockholders in connection with the termination of the management services agreement with these affiliates. See “Certain Relationships and Related Transactions.”

We intend to use the remaining net proceeds of approximately $      for general corporate purposes, including to finance our working capital needs and to fund potential future acquisitions of complementary businesses. As of the date of this prospectus, we have no binding commitment or agreement relating to any acquisition or investment.

Pending the uses described above, we will retain broad discretion in the allocation of any remaining proceeds from this offering and plan to invest such remaining proceeds, if any, in interest-bearing securities.

We will not receive any of the net proceeds from the sale of shares of common stock by the selling stockholders, which are estimated to be approximately $      million. See “Principal and Selling Stockholders.”

Dividend Policy

Historically, we have not paid dividends on our common stock, and we currently do not intend to pay any dividends on our common stock after the completion of this offering. We currently plan to retain any earnings to finance the growth of our business rather than to pay cash dividends. Payments of any cash dividends in the future will depend on our financial condition, results of operations, and capital requirements as well as other factors deemed relevant by our board of directors. Our current debt agreements prohibit us from paying dividends without the consent of our lenders.

Capitalization

The following table sets forth our capitalization at June 30, 2008 and as adjusted to reflect (1) the sale of the           shares of common stock offered by us in this offering at an assumed initial public offering price of $      per share, after deducting estimated underwriting discounts and offering expenses and giving effect to our application of the estimated net proceeds; (2) the GTS merger; (3) the conversion of all of our currently outstanding shares of Class A common stock and Class B common stock into newly authorized shares of common stock on a     -for-one basis; and (4) the redemption of our Series A preferred stock for approximately $5.1 million, including accrued and unpaid dividends, all of which are conditioned upon, and will occur immediately prior to or simultaneously with, the consummation of this offering.

(unaudited, in thousands)	As of June 30, 2008
	Actual	As Adjusted

Debt:
RRTS credit facility	$63,150	$
RRTS senior subordinated notes	38,075

Total debt	101,225

Preferred stock subject to mandatory redemption, $.01 par value; 5,000 shares authorized; 5,000 shares issued and outstanding, actual and as adjusted	5,000

Redeemable common stock: Class A common stock $.01 par value; 1,765 shares issued and outstanding	1,765

Stockholders’ investment (a):
Class A common stock, $.01 par value; 97,563 shares issued and outstanding, actual; shares issued and outstanding, as adjusted	1
Class B common stock, $.01 par value; 2,000 shares authorized; 1,892 shares issued and outstanding, actual; shares issued and outstanding, as adjusted	–
Newly issued common stock, $.01 par value; 100,000,000 shares authorized; no shares issued and outstanding, actual; shares issued and outstanding, as adjusted	–
Additional paid-in capital	101,151
Retained earnings	4,404

Total stockholders’ investment	105,556

Total capitalization	$213,546	$

(a)	The number of shares of common stock excludes shares issuable upon exercise of options outstanding at June 30, 2008 with a weighted average exercise price of $ per share, and shares issuable upon exercise of warrants outstanding at June 30, 2008 with an exercise price of $ per share.

Please read the capitalization table together with the sections of this prospectus entitled “Unaudited Pro Forma Consolidated Financial Data,” “Selected Consolidated Financial and Other Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

Dilution

Our pro forma net tangible book value as of June 30, 2008 was approximately $      million, or $      per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma aggregate number of shares of our common stock outstanding. Pro forma outstanding shares of common stock as of June 30, 2008 gives retroactive effect to (1) the proposed modification of our capital structure in connection with this offering to, among other things, convert our Class A common stock and Class B common stock into a single class of common stock on a     -for-one basis; (2) the redemption of our Series A preferred stock; and (3) the GTS merger.

Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after completion of this offering. After giving effect to our sale of           shares at an assumed initial public offering price of $      per share and after deducting estimated underwriting discounts and our estimated offering expenses, our adjusted pro forma net tangible book value at June 30, 2008 would have been approximately $      million, or $      per share. This represents an immediate increase in net tangible book value of $      per share to existing stockholders and an immediate dilution in net tangible book value of $      per share to purchasers of shares in this offering. The following table illustrates this per share dilution:

Initial public offering price per share		$
Pro forma net tangible book value per share as of June 30, 2008	$
Increase per share attributable to new investors

Adjusted pro forma net tangible book value per share after the offering

Dilution per share to new investors		$

The following table summarizes on a pro forma basis as of June 30, 2008, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by the new investors at an assumed initial public offering price of $      per share, before deducting the estimated underwriting discounts and commissions and estimated expenses of this offering.

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share

Existing stockholders			%	$		%	$
New investors			%			%

Total		100.0%			100.0%		$

If the underwriters’ over-allotment option is exercised in full, the number of shares held by new investors will increase to          shares, or     % of the total number of shares of common stock to be outstanding after this offering.

In the discussion and tables above, we assume no exercise of outstanding options to purchase shares of our common stock at a weighted average exercise price of $      per share, and no exercise of outstanding warrants to purchase           shares of our common stock at an exercise price of $      per share. The issuance of common stock in connection with the exercise of these options and warrants will result in further dilution to new investors.

Unaudited Pro Forma Consolidated Financial Data

The following unaudited pro forma consolidated financial data reflect our historical results as adjusted to give pro forma effect to the GTS acquisition, the GTS merger, this offering, and the redemption of our Series A preferred stock. The adjustments are described in the notes to the unaudited pro forma consolidated financial data. The unaudited pro forma consolidated financial data exclude adjustments to reflect one-time, non-recurring charges that are expected to occur as a result of the GTS acquisition, GTS merger, this offering, and the redemption of our Series A preferred stock, which are described in the notes to the Unaudited Pro Forma Consolidated Financial Data.

Consistent with the provisions of SFAS No. 141, Business Combinations (SFAS 141), transfers of net assets or exchanges of equity interests between entities under common control do not constitute business combinations. Upon consummation of the GTS merger, each share of GTS’ outstanding common stock will be exchanged for          shares of RRTS common stock. Because RRTS and GTS will have had the same control group immediately before and after the GTS merger, which will take place simultaneous with the consummation of this offering, the GTS merger has been presented as a combination of entities under common control on a historical cost basis in a manner similar to a pooling of interests. In accordance with SFAS 141, all intercompany balances and transactions related to the GTS merger have been eliminated in consolidation.

The unaudited pro forma consolidated balance sheet data have been prepared to give effect to the GTS acquisition, the GTS merger, the conversion of our Class A common stock and Class B common stock into a single class of common stock on a          -for-one basis, the redemption of our Series A preferred stock, and the receipt and application of assumed proceeds received by us in this offering, as if each had occurred on June 30, 2008. The GTS balance sheet as of June 30, 2008 is presented under the new company basis, which has been accounted for using the purchase method of accounting.

The unaudited pro forma consolidated statement of operations data for the year ended December 31, 2007 and the six months ended June 30, 2008 have been prepared to give effect to the GTS acquisition, the GTS merger, the conversion of our Class A common stock and Class B common stock into a single class of common stock on a          -for-one basis, the redemption of our Series A preferred stock, and the receipt and application of assumed net proceeds received by us in this offering, as if each had occurred on January 1, 2007. The combined results of operations of Group Transportation Services and GTS Direct (predecessor entities) for the year ended December 31, 2007 and the period from January 1, 2008 through February 29, 2008 is presented under the historical company basis. The consolidated results of operations of GTS (successor entity) for the period February 12, 2008 (date of inception) through June 30, 2008 is presented under the new company basis, which has been accounted for using the purchase method of accounting.

The unaudited pro forma consolidated financial data have been prepared in accordance with the rules and regulations of the SEC and are provided for comparison and analysis purposes only. The unaudited pro forma consolidated financial data should not be considered indicative of actual results that would have been achieved had the GTS acquisition, the GTS merger, and this offering actually been consummated on the dates indicated. The unaudited pro forma consolidated financial data do not purport to be indicative or to forecast what our balance sheet data, results of operations, cash flows, or other data will be as of any future date or for any future period. A number of factors may affect our results. See “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

The pro forma adjustments are based on preliminary estimates and currently available information and assumptions that we believe are reasonable. RRTS’ management does not expect any final adjustments to be materially different from the preliminary amounts presented in this prospectus. The final allocation of shares of common stock to be offered by us and the selling stockholders in this offering may affect the pro forma adjustments. The notes to the unaudited pro forma consolidated balance sheet data and consolidated statement of operations data provide a detailed discussion of how such adjustments were derived and presented herein. The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Consolidated Financial and Other Data,” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Roadrunner Transportation Services Holdings, Inc.

Unaudited Pro Forma Consolidated Balance Sheet
As of June 30, 2008

			Merger		Offering
(In thousands, except per share data)			Pro Forma		Pro Forma		Pro Forma
	RRTS	GTS	Adjustments		Adjustments		Consolidated

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$580	$542	$–		$	(b)(c)(d)	$
Accounts receivable, net	56,158	3,324	(45	)(a)
Deferred income taxes	2,285	–	–
Prepaid expenses and other current assets	6,534	34	–

Total current assets	65,557	3,900	(45)

PROPERTY AND EQUIPMENT, net	5,040	2,758	–
OTHER ASSETS:
Goodwill	185,096	23,248	–
Other noncurrent assets	3,261	883	–

Total other assets	188,357	24,131	–

TOTAL ASSETS	$258,954	$30,789	$(45)		$		$

LIABILITIES, MEZZANINE EQUITY, AND STOCKHOLDERS’ INVESTMENT
CURRENT LIABILITIES:
Current maturities of long-term debt	$5,250	$820	$–		$	(c)	$
Accounts payable	34,295	3,198	(45	)(a)
Accrued expenses and other liabilities	8,733	1,805	–			(d)

Total current liabilities	48,278	5,823	(45)
LONG-TERM DEBT, net of current maturities	95,975	6,980	–			(c)
OTHER LONG-TERM LIABILITIES	2,380	1,166	–
PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION	5,000	–	–			(d)

Total liabilities	151,633	13,969	(45)

REDEEMABLE COMMON STOCK	1,765	–	–
STOCKHOLDERS’ INVESTMENT:
Common stock	101,152	16,676	–			(b)
Retained earnings	4,404	144	–

Total stockholders’ investment	105,556	16,820	–

TOTAL LIABILITIES, MEZZANINE EQUITY, AND STOCKHOLDERS’ INVESTMENT	$258,954	$30,789	$(45)		$		$

See Notes to Unaudited Pro Forma Consolidated Financial Data

Roadrunner Transportation Services Holdings, Inc.

Unaudited Pro Forma Consolidated Statement of Operations
For the Year Ended December 31, 2007

(In thousands, except per share data)
			Merger		Offering
		GTS	Pro Forma		Pro Forma		Pro Forma
	RRTS	Pre-acquisition	Adjustments		Adjustments		Consolidated

Revenues, net	$538,007	$27,473	$(518	)(a)	$		$
Purchased transportation costs	425,568	20,959	(518	)(a)
Personnel and related benefits	55,354	3,031	–
Other operating expenses	37,311	1,157	–			(e)
Depreciation and amortization	1,840	304	440	(f)

Operating income (loss)	17,934	2,022	(440)
Interest expense	13,937	181	736	(g)		(h)
Loss on early extinguishment of debt	1,608	–	–

Income (loss) before provision for income taxes	2,389	1,841	(1,176)
Provision for (benefit from) income taxes	1,294	–	(470	)(i)		(i)

Net income (loss) before preferred dividends	1,095	1,841	(706)
Preferred dividends	160	–	–			(d)

Net income (loss) available to common stockholders	$935	$1,841	$(706)		$		$

Earnings (loss) per share available to common stockholders:
Basic							$
Diluted							$

Weighted average common stock outstanding:
Basic								(j)
Diluted								(j)

See Notes to Unaudited Pro Forma Consolidated Financial Data

Roadrunner Transportation Services Holdings, Inc.

Unaudited Pro Forma Consolidated Statement of Operations
For the Six Months Ended June 30, 2008

(In thousands, except per share data)				Merger		Offering
		GTS		Pro Forma		Pro Forma		Pro Forma
	RRTS	Pre-acquisition	Post-acquisition	Adjustments		Adjustments		Consolidated

Revenues, net	$276,802	$4,302	$10,442	$(224	)(a)	$		$
Purchased transportation costs	222,011	3,249	8,049	(224	)(a)
Personnel and related benefits	27,588	4,093 (k)	1,220
Other operating expenses	17,469	295	501			(e	)
Depreciation and amortization	984	45	208	73	(f)

Operating income	8,750	(3,380)	464	(73)
Interest expense	6,298	29	241	144	(g)	(h	)
Income (loss) before provision for income taxes	2,452	(3,409)	223	(217)
Provision for (benefit from) income taxes	1,018	–	79	(87	)(i)		(i)

Net income (loss) before preferred dividends	1,434	(3,409)	144	(130)
Preferred dividends	100	–	–	–		(d	)

Net income (loss) available to common stockholders	$1,334	$(3,409)	$144	$(130)		$		$

Earnings (loss) per share available to common stockholders:
Basic								$
Diluted								$

Weighted average common stock outstanding:
Basic									(j)
Diluted									(j)

See Notes to Unaudited Pro Forma Consolidated Financial Data

Roadrunner Transportation Services Holdings, Inc.

Notes to Unaudited Pro Forma Consolidated Financial Data

(in thousands, except share data)

(a)	Reflects an adjustment for intercompany eliminations.

(b)	Reflects an adjustment to apply assumed net proceeds of approximately $ million from this offering for the purposes of this pro forma data.

(c)	Reflects the repayment of obligations under the RRTS credit facility, the repayment of obligations under the GTS credit facility, and the redemption of RRTS’ senior subordinated notes.

(d)	Reflects an adjustment associated with the redemption of 5,000 shares of Series A preferred stock and the payment of accrued dividends thereon which, for pro forma purposes, is conditioned solely upon the consummation of this offering.

(e)	Reflects an adjustment to eliminate the historical management fee paid by RRTS. The management agreement will be terminated upon consummation of this offering and no management fees will be paid thereafter. In connection with this offering, we will pay an aggregate of $4.1 million to Thayer | Hidden Creek Management and Eos Management related to the termination of the management and consulting agreement. This amount is a one-time, non-recurring charge that is not reflected in the “Unaudited Pro Forma Consolidated Financial Data.” For more information, see “Certain Relationships and Related Transactions — Management and Consulting Agreements.”

(f)	Reflects the increase in depreciation and amortization expense as a result of the GTS acquisition due to the preliminary February 29, 2008 GTS purchase price allocation which resulted in (1) an increase in depreciation expense resulting from the step up of a technology system depreciated on a straight-line basis over a five-year period, and (2) the amortization of identifiable intangibles using the straight-line method over an estimated useful life of five years, as follows:

		Six Months
	Year Ended	Ended
	December 31,	June 30,
	2007	2008

Depreciation of GTS’ technology system	$300	$150
Amortization of GTS’ customer relationship	140	70
Less: Historical amount recorded	–	(147)

Pro forma adjustment	$440	$73

(g)	GTS had no debt outstanding prior to the GTS acquisition. The purchase price of the GTS acquisition was $24.1 million, which was financed with proceeds from the sale of common stock by GTS of $13.4 million, a $3.2 million non-cash issuance of stock, and borrowings under the GTS credit facility of $8.0 million. This pro forma adjustment reflects an adjustment to record interest expense on the incremental debt of $8.0 million, assuming the debt was issued under the RRTS credit facility, at an interest rate of 9.2% for the year ended December 31, 2007 and 7.9% for the six months ended June 30, 2008, as if the GTS merger had occurred on January 1, 2007, as follows:

		Six Months
	Year Ended	Ended
	December 31,	June 30,
	2007	2008

Total pro forma interest expense on incremental borrowings of $8.0 million	$736	$314
Less: Historical interest expense recorded under the GTS credit facility	–	(170)

Pro forma adjustment	$736	$144

(h)	Reflects an adjustment to record a reduction in interest expense from a reduction in net borrowings at a weighted average interest rate of 9.2%, the rate in effect at December 31, 2007.

(i)	Reflects an adjustment to record income tax expense at the estimated statutory tax rate of 40%.

(j)	Number of shares include only those shares of common stock whose proceeds are sufficient to execute the transactions as described in “Use of Proceeds.”

(k)	Includes a transaction bonus paid to GTS personnel in connection with the GTS acquisition in the amount of $3.6 million, which is a one-time, non-recurring charge.

Selected Consolidated Financial and Other Data

The following table sets forth selected consolidated financial and other data as of and for the periods indicated. You should read the following information together with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

We acquired all outstanding shares of Dawes Transport at the close of business on March 31, 2005. As such, the periods ending on or before March 31, 2005 are herein referred to as the Predecessor periods. The periods beginning after March 31, 2005 are herein referred to as the Successor periods. The consolidated statements of operations and other data for the years ended December 31, 2003 and 2004, and for the period from January 1, 2005 to March 31, 2005, and the consolidated balance sheet data as of December 31, 2003 and 2004 (which are not included in this prospectus), are derived from Dawes Transport financial statements. The consolidated statements of operations and other data for the period February 22, 2005 (date of inception) to December 31, 2005, and for the years ended December 31, 2006 and 2007, and the consolidated balance sheet data as of December 31, 2006 and 2007, are derived from the Successor’s audited consolidated financial statements included in this prospectus. There were no substantive operations from February 22, 2005 (date of inception) until the acquisition of Dawes Transport on March 31, 2005. The consolidated statements of operations data for the six months ended June 30, 2007 and 2008 and the consolidated balance sheet data as of June 30, 2007 and 2008 have been derived from our unaudited consolidated financial statements. Our selected consolidated financial and other data as of and for the six months ended June 30, 2008 do not include data for GTS. Our unaudited consolidated financial statements include all adjustments, all of which are normal recurring adjustments, that we consider necessary for a fair presentation of our results for these unaudited periods. The results of operations for the six months ended June 30, 2008 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2008.

All outstanding shares of Roadrunner Freight were acquired at the close of business on April 29, 2005 by our controlling stockholder through Thayer LTL Holding Corp., referred to as THC. On June 3, 2005, THC was merged into RRTS. As such, because we were under common control with Roadrunner Freight as of April 29, 2005, the statement of operations, consolidated balance sheet, and other data for the Successor periods include the results of Roadrunner Freight subsequent to the close of business on April 29, 2005.

In addition, on October 4, 2006, our controlling stockholder, through Sargent Transportation Group, Inc., referred to as STG, acquired all of the outstanding capital stock of a group of companies collectively referred to as Sargent. On March 14, 2007, STG was merged into RRTS. As such, because we were under common control with Sargent as of October 4, 2006, the statements of operations, consolidated balance sheet, and other data for the Successor periods include the results of Sargent from October 4, 2006.

(In thousands, except per share data)	Predecessor			Successor
							Six Months
	Years Ended Dec. 31,		Jan. 1, 2005 -	Feb. 22, 2005 -	Years Ended Dec. 31,		Ended June 30,
	2003	2004	Mar. 31, 2005	Dec. 31, 2005	2006	2007	2007	2008
							(unaudited)

Consolidated Statement of Operations Data:
Revenues, net	$158,496	$181,544	$43,428	$250,950	$399,441	$538,007	$261,168	$276,802
Purchased transportation costs	108,685	126,366	30,225	180,920	302,296	425,568	206,592	222,011
Personnel and related expenses	25,226	27,549	12,197	33,138	49,716	55,354	26,871	27,588
Other operating expenses	17,163	18,507	4,957	22,280	33,033	37,311	18,915	17,469
Depreciation and amortization	703	697	145	556	1,072	1,840	872	984
Restructuring expense	–	–	–	646	–	–	–	–

Operating income (loss)	6,719	8,425	(4,096)	13,410	13,324	17,934	7,918	8,750
Interest expense	935	1,009	288	7,529	11,457	13,937	6,835	6,298
Loss on early extinguishment of debt	–	–	–	3,239	–	1,608	1,608	–

Income (loss) before provision for (benefit from) income taxes	5,784	7,416	(4,384)	2,642	1,867	2,389	(525)	2,452
Provision for (benefit from) income taxes	174	263	–	1,190	1,184	1,294	(283)	1,018

Net income (loss) before preferred dividends	5,610	7,153	(4,384)	1,452	683	1,095	(242)	1,434
Preferred dividends	–	–	–	–	–	160	60	100

Net income (loss) available to common stockholders	$5,610	$7,153	$(4,384)	$1,452	$683	$935	$(302)	$1,334

Earnings (loss) per share available to common stockholders:
Basic	$1,051.89	$1,341.49	$(822.05)	$17.22	$7.73	$9.24	$(2.98)	$13.18
Diluted	1,051.89	1,341.49	(822.05)	17.22	7.73	9.23	(2.98)	13.08
Weighted average common stock outstanding:
Basic	5,333	5,333	5,333	84,315	88,437	101,220	101,220	101,220
Diluted	5,333	5,333	5,333	84,315	88,437	101,354	101,220	101,993
Consolidated Balance Sheet Data (at end of period):
Working capital	$(7,234)	$(11,811)	$(19,220)	$7,171	$19,946	$15,539	$22,393	$17,279
Total assets	35,370	38,438	34,738	206,066	259,711	255,880	260,134	258,954
Total debt	7,334	2,628	10,993	93,122	116,306	102,420	111,046	101,225
Mezzanine equity(b)	–	–	–	2,150	1,865	1,765	1,765	1,765
Total stockholders’ investment(b)	1,261	1,384	(3,321)	84,036	102,317	103,870	102,002	105,556
Other Data:
EBITDA(a)	$7,422	$9,122	$(3,951)	$10,727	$14,396	$18,166	$7,182	$9,734
Capital expenditures	496	710	144	1,531	1,052	1,867	429	289
Net cash provided by (used in) operating activities	7,951	9,196	(6,820)	9,119	9,516	12,470	2,210	2,368
Net cash provided by (used in) investing activities	(787)	(904)	(159)	(179,638)	(41,857)	(3,187)	(1,778)	(738)
Net cash provided by (used in) financing activities	(7,773)	(8,210)	7,030	171,627	34,285	(11,535)	(2,155)	(1,850)

(a)	EBITDA represents earnings before interest, taxes, depreciation, and amortization. Our management uses EBITDA as a supplemental measure in evaluating our operating performance and when determining executive incentive compensation. Our management believes that EBITDA is useful to investors in evaluating our operating performance compared to other companies in our industry because it assists in analyzing and benchmarking the performance and value of our business. The calculation of EBITDA eliminates the effects of financing, income taxes, and the accounting effects of capital spending. These items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business. EBITDA is not a financial measure presented in accordance with U.S. generally accepted accounting principles, or GAAP. Although our management uses EBITDA as a financial measure to assess the performance of our business compared to that of others in our industry, EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

■	EBITDA does not reflect our cash expenditures, future requirements for capital expenditures, or contractual commitments;

■	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

■	EBITDA does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debts;

■	although depreciation and amortization are noncash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

■	other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. See the consolidated statements of cash flows included in our consolidated financial statements included elsewhere in this prospectus. The following is a reconciliation of net income (loss) before preferred dividends to EBITDA.

(In thousands)	Predecessor			Successor
							Six Months
	Years Ended Dec. 31,		Jan. 1, 2005 -	Feb. 22, 2005 -	Years Ended Dec. 31,		Ended June 30,
	2003	2004	Mar. 31, 2005	Dec. 31, 2005	2006	2007	2007	2008
							(unaudited)

Net income (loss) before preferred dividends	$5,610	$7,153	$(4,384)	$1,452	$683	$1,095	$(242)	$1,434
Plus: Provision for income taxes	174	263	–	1,190	1,184	1,294	(283)	1,018
Plus: Interest expense	935	1,009	288	7,529	11,457	13,937	6,835	6,298
Plus: Depreciation and amortization	703	697	145	556	1,072	1,840	872	984

EBITDA	$7,422	$9,122	$(3,951)	$10,727	$14,396	$18,166	$7,182	$9,734

The following charges are non-recurring, but have not been added to net income (loss) before preferred dividends in the calculation of EBITDA above.

(In thousands)	Predecessor			Successor
	Years Ended				Years Ended		Six Months
	Dec. 31,		Jan. 1, 2005 -	Feb. 22, 2005 -	Dec. 31,		Ended June 30,
	2003	2004	Mar. 31, 2005	Dec. 31, 2005	2006	2007	2007	2008
							(unaudited)

Loss on early extinguishment of debt	$–	$–	$–	$3,239	$–	$1,608	$1,608	$–
Restructuring expense	–	–	–	646	–	–	–	–

(b)	We have corrected the presentation of Class A common stock that may be subject to redemption by reclassifying these shares from permanent equity to mezzanine equity. See Note 14 to the RRTS 2007 Consolidated Financial Statements for more information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis in conjunction with the information set forth under “Selected Consolidated Financial and Other Data” and our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources, and other non-historical statements in this discussion are forward-looking statements. See “Special Note Regarding Forward-Looking Statements.” These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described under “Risk Factors.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Company Overview

We are a leading non-asset based transportation and logistics services provider offering a full suite of solutions, including third-party logistics, customized and expedited LTL, TL, parcel, intermodal, and domestic and international air. We utilize a broad third-party network of transportation providers, comprised of ICs and purchased power, to serve a diverse customer base in terms of end market focus and annual freight expenditures. Although we service large national accounts, we primarily focus on small to mid-size shippers, which we believe represent an expansive and underserved market. We offer our customers value through customized transportation and logistics solutions, allowing them to reduce operating costs, redirect resources to core competencies, improve supply chain efficiency, and enhance customer service. Our business model is highly scalable and features a variable cost structure that requires minimal investment in transportation equipment and facilities, which enables us to generate strong free cash flows and attractive returns on our invested capital.

Because the GTS merger will not occur until the consummation of this offering, our discussion and analysis of financial condition and results of operations will include only a discussion of our LTL and TL brokerage businesses.

Our LTL business, which accounted for 67% of our 2007 revenues, involves the pickup, consolidation, linehaul, de-consolidation, and delivery of LTL shipments to most destinations in the contiguous United States, Hawaii, Alaska, Mexico, Puerto Rico, and parts of Canada. With a network of 18 leased service centers and over 215 third-party delivery agents, we employ a point-to-point LTL model that we believe represents a competitive advantage over the traditional hub and spoke LTL model in terms of faster transit times, lower incidence of damage, and reduced fuel consumption.

Within our TL brokerage business, which accounted for 33% of our 2007 revenues, we arrange the pickup and delivery of TL freight through our network of 12 company dispatch offices and 24 independent brokerage agents located throughout the United States and Canada. We offer temperature-controlled, dry van, and flatbed services and specialize in the transport of refrigerated foods, poultry, and beverages. We believe this specialization provides consistent shipping volume year-over-year.

We believe our success principally depends on our ability to generate revenues through our network of sales personnel and independent brokerage agents and to deliver freight safely, on time, and cost-effectively. Customer shipping demand and over-the-road freight tonnage levels, which are subject to overall economic conditions, ultimately drive increases or decreases in revenues. Our ability to operate profitably and generate cash is also impacted by over-the-road freight capacity, pricing dynamics, customer mix, and our ability to manage costs, including fluctuations in fuel costs, effectively. Within our LTL business, we typically generate revenues by charging our customers a flat or per-mile rate to haul their freight. This amount is typically comprised of a base rate and fuel surcharge. Within our TL brokerage business, we typically charge a flat rate negotiated on each load.

We incur costs that are directly related to the transportation of freight, including purchased transportation costs and commissions paid to our brokerage agents. We also incur indirect costs associated with the transportation of freight that include other operating costs, such as insurance and claims. In addition, we incur personnel-related costs and other operating expenses, collectively discussed herein as other operating expenses, essential to administering our operations. We continually monitor all components of our cost structure and establish annual budgets which, in general, are used to benchmark costs incurred on a monthly basis.

Purchased transportation costs within our LTL business represent amounts we pay to ICs or purchased power providers and are generally contractually agreed-upon rates. Purchased transportation costs within our TL brokerage business are typically based on negotiated rates for each load hauled. We pay commissions to our brokerage agents based on percentages of revenues generated. Purchased transportation costs are the largest component of our cost structure and are generally higher as a percentage of revenues within our TL brokerage business than within our LTL business. On a consolidated basis, purchased transportation costs typically increase or decrease in proportion to revenues.

Our ability to maintain or grow existing tonnage levels is impacted by overall economic conditions, shipping demand, and over-the-road freight capacity in North America, as well as by our ability to offer a competitive solution in terms of pricing, safety, and on-time delivery. We have experienced significant fluctuations in year-over-year tonnage levels in recent years.

According to the ATA, beginning in the fourth quarter of 2006, the over-the-road freight sector began to experience year-over-year declines in tonnage, primarily reflecting a weakening freight environment in the U.S. construction, manufacturing, and retail sectors. During 2007, LTL tonnage at RRTS increased 4.5% over 2006, while LTL tonnage in the U.S. over-the-road freight sector declined 2.8% during the same period.

The industry pricing environment also impacts our operating performance. Our LTL pricing is typically measured by billed revenue per hundredweight and is dictated primarily by factors such as average shipment size, shipment frequency and consistency, average length of haul, freight density, and customer and geographic mix. Pricing within our TL brokerage business generally has fewer influential factors than pricing within our LTL business, but is also typically driven by shipment frequency and consistency, average length of haul, and customer and geographic mix. The pricing environment for both our LTL and TL operations generally becomes more competitive during periods of lower market tonnage levels and increased capacity within the over-the-road freight sector.

The transportation industry is dependent upon the availability of adequate fuel supplies. We have experienced significantly higher fuel prices in the first half of 2008 compared to the same period in 2007. Our LTL business typically charges a fuel surcharge based on changes in diesel fuel prices compared to a national index. Although revenues from fuel surcharges generally more than offset increases in fuel costs, other operating costs have been, and may continue to be, impacted by fluctuating fuel prices. The total impact of higher energy prices on other nonfuel-related expenses is difficult to ascertain. We cannot predict future fuel price fluctuations, the impact of higher energy prices on other cost elements, recoverability of higher fuel costs through fuel surcharges, and the effect of fuel surcharges on our overall rate structure or the total price that we will receive from our customers. Depending on the changes in the fuel rates and the impact on costs in other fuel- and energy-related areas, operating margins could be impacted. Whether fuel prices fluctuate or remain constant, our operating income may be adversely affected if competitive pressures limit our ability to recover fuel surcharges. The operating income of our TL brokerage business is not impacted directly by changes in fuel rates as we are able to pass through fuel costs to our customers.

Significant Transactions

On February 22, 2005, Thayer | Hidden Creek formed Dawes Holding Corporation, which acquired, at the close of business on March 31, 2005, all of the outstanding capital stock of Dawes Transport, a non-asset based LTL provider primarily serving shipping lanes between the Midwest and West Coast using a blend of purchased power and ICs. The purchase price, net of cash acquired of $0.4 million, was $85.6 million. The purchase price, including financing fees of $2.4 million, was financed with proceeds of $42.4 million from the sale of our common stock and borrowings under credit facilities of $46.0 million. Our 2005 results of operations include the results of Dawes Transport beginning February 22, 2005 (date of inception). There were no substantive operations from date of inception until the acquisition of Dawes Transport on March 31, 2005.

On April 29, 2005, a company sponsored by Thayer | Hidden Creek acquired all of the capital stock of Roadrunner Freight, a provider of LTL services similar to Dawes Transport in scale and customer mix, but utilizing primarily purchased power. The purchase price, net of cash acquired of $0.8 million, was $92.6 million. The purchase price, including financing fees of $1.4 million, was financed with proceeds of $42.2 million from the sale of common stock of the purchaser and borrowings under credit facilities of $52.6 million. Our 2005 results of operations include the results of Roadrunner Freight beginning April 30, 2005.

On June 3, 2005, the parent holding company of Roadrunner Freight was merged with and into us. As a result, Dawes Transport and Roadrunner Freight became our wholly owned subsidiaries as of the merger date. Concurrently with the merger, we and our subsidiaries entered into financing agreements, the proceeds of which were used to retire amounts outstanding under the former credit facilities of Dawes Transport and Roadrunner Freight existing or entered into at the time of their respective acquisitions.

Financial information presented for periods prior to March 31, 2005 were prepared using Dawes Transport’s historical basis of accounting and are designated as Predecessor periods. As a result of the application of purchase accounting, the RRTS balances and amounts presented after March 31, 2005 are not comparable with those of the Predecessor.

On October 4, 2006, Sargent was acquired by a company sponsored by Thayer | Hidden Creek. Sargent is a TL brokerage operation serving shipping lanes throughout the Eastern United States and Canada. The aggregate purchase price of Sargent, net of cash acquired of $2.2 million and before impact of any contingent earnout consideration, was $46.2 million. The purchase price, including financing fees of $0.9 million, was financed with proceeds of $16.9 million from the sale of common stock of the purchaser, borrowings under credit facilities of $26.5 million, and a subordinated note payable to the former owners of Sargent of $5.0 million. In addition to the cash paid at closing, the former owners of Sargent could receive a contingent payment equal to the amount by which Sargent’s earnings before income taxes, depreciation, and amortization exceeds $8.0 million for each of 2006, 2007, 2008, and 2009.

On March 14, 2007, Sargent merged with and into us. At the time of the merger, each share of Sargent common stock was converted into two-tenths of a share of our Class A common stock. In addition, 10-year warrants to purchase an aggregate of 15,198 shares of our Class A common stock at a purchase price of $2,000 per share were issued to the existing stockholders of Sargent. In connection with the merger, all $5.0 million of subordinated notes payable to the former owners of Sargent was converted into $5.0 million of preferred stock.

Our 2006 results of operations include Dawes Transport and Roadrunner Freight results from January 1, 2006 through December 31, 2006 and Sargent’s results from October 4, 2006 through December 31, 2006.

On February 29, 2008, GTS acquired all of the outstanding capital stock of Group Transportation Services and all of the outstanding membership units of GTS Direct. The purchase price was $24.1 million, which was comprised of $20.9 million of cash and 3,200 shares of GTS common stock with an estimated fair value of $3.2 million. Simultaneous with the consummation this offering, GTS will be merged into a wholly owned subsidiary of RRTS. In addition to the cash paid at closing, the former owner of Group Transportation Services and GTS Direct could receive up to an additional $3.5 million in cash contingent upon the achievement of certain levels of earnings before interest, taxes, depreciation and amortization and management fees by Group Transportation Services and GTS Direct beginning with the calendar year ending December 31, 2008.

Results of Operations

The following table sets forth RRTS’ consolidated statement of operations data for the periods presented.

(In thousands)	Predecessor	Successor
					Six Months Ended
	Jan. 1, 2005 -	Feb. 22, 2005 -	Years Ended Dec. 31,		June 30,
	Mar. 31, 2005	Dec. 31, 2005	2006	2007	2007	2008
					(unaudited)

Revenues, net	$43,428	$250,950	$399,441	$538,007	$261,168	$276,802
Purchased transportation costs	30,225	180,920	302,296	425,568	206,592	222,011
Personnel and related benefits	12,197	33,138	49,716	55,354	26,871	27,588
Other operating expenses	4,957	22,280	33,033	37,311	18,915	17,469
Depreciation and amortization	145	556	1,072	1,840	872	984
Restructuring expense	–	646	–	–	–	–

Operating income (loss)	(4,096)	13,410	13,324	17,934	7,918	8,750
Interest expense	288	7,529	11,457	13,937	6,835	6,298
Loss on early extinguishment of debt	–	3,239	–	1,608	1,608	–

Income (loss) before provision for (benefit from) income taxes	(4,384)	2,642	1,867	2,389	(525)	2,452
Provision for (benefit from) income taxes	–	1,190	1,184	1,294	(283)	1,018

Net income (loss) before preferred dividends	(4,384)	1,452	683	1,095	(242)	1,434
Preferred dividends	–	–	–	160	60	100

Net income (loss) available to common stockholders	$(4,384)	$1,452	$683	$935	$(302)	$1,334

Six Months Ended June 30, 2008 Compared to Six Months Ended June 30, 2007

Revenues

Revenues increased by $15.6 million, or 6.0%, to $276.8 million during the six months ended June 30, 2008 from $261.2 million during the six months ended June 30, 2007. Despite continued weakness in the over-the-road freight sector and difficult weather conditions, revenues within our LTL business increased by $13.5 million, or 7.7%, to $188.5 million during the six months ended June 30, 2008 from $175.0 million during the six months ended June 30, 2007. This growth is due in part to a 5.1% tonnage increase primarily associated with net new business and a 7.3% increase in revenues related to rising fuel costs and related fuel surcharges. Our TL brokerage business also achieved revenue growth of $2.5 million, or 2.9%, to $88.7 million during the six months ended June 30, 2008 from $86.2 million during the six months ended June 30, 2007. This increase is primarily the result of net new business and price increases related to fuel.

Purchased Transportation Costs

Purchased transportation costs increased by $15.4 million, or 7.5%, to $222.0 million during the six months ended June 30, 2008 from $206.6 million during the six months ended June 30, 2007. This is due in part to an increase in purchased transportation costs within our LTL business of $13.2 million, or 10.2%, to $143.0 million during the six months ended June 30, 2008 from $129.8 million during the six months ended June 30, 2007. As a percentage of LTL revenues, this represents an increase to 75.9% from 74.1%. This is primarily the result of increased fuel costs paid to carriers and pricing pressures, partially offset by improvements from tonnage increases and continued emphasis on building fuller, more cost-efficient loads. Within our TL brokerage business, purchased transportation costs increased by $2.5 million, or 3.3%, to $79.3 million during the six months ended June 30, 2008 from $76.8 million during the six months ended June 30, 2007. As a percentage of TL brokerage revenues, this represents an increase to 89.5% from 89.2%. This increase is primarily attributable to rising fuel costs and pricing pressure due to competition resulting from excess capacity within the truckload sector.

Other Operating Expenses

Other operating expenses decreased by $0.7 million, or 1.6%, to $45.1 million during the six months ended June 30, 2008 from $45.8 million during the six months ended June 30, 2007. Within our LTL business, other operating expenses decreased by $0.8 million, or 1.9%, to $39.4 million during the six months ended June 30, 2008 from $40.2 million during the six months ended June 30, 2007. As a percentage of LTL revenues, this represents an improvement to 20.9% during the six months ended June 30, 2008 from 23.0% during the six months ended June 30, 2007. This is primarily a result of improvements in operating efficiency, partially offset by higher costs associated with handling increased tonnage. Within our TL brokerage business, other operating expenses were $5.6 million during both the six months ended June 30, 2008 and the six months ended June 30, 2007. As a percentage of TL brokerage revenues, this represents a modest improvement to 6.4% during the six months ended June 30, 2008 from 6.5% during the six months ended June 30, 2007. This is primarily attributable to increased operating efficiency gained through revenue growth.

Depreciation and Amortization

Depreciation and amortization increased to $1.0 million during the six months ended June 30, 2008 from $0.9 million during the six months ended June 30, 2007. Within our LTL business, depreciation and amortization increased to $0.7 million during the six months ended June 30, 2008 from $0.6 million during the six months ended June 30, 2007 due to higher capital expenditures in the second half of 2007. Within our TL brokerage business, depreciation and amortization was $0.3 million during both the six months ended June 30, 2008 and the six months ended June 30, 2007.

Operating Income

Operating income increased by $0.9 million, or 10.5%, to $8.8 million during the six months ended June 30, 2008 from $7.9 million during the six months ended June 30, 2007. As a percentage of revenues, operating income increased to 3.2% during the six months ended June 30, 2008 from 3.0% during the six months ended June 30, 2007. Within our LTL business, operating income increased by $0.9 million, or 18.6%, to $5.4 million during the six months ended June 30, 2008 from $4.5 million during the six months ended June 30, 2007. As a percentage of LTL revenues, this represents a modest improvement to 2.8% during the six months ended June 30, 2008 from 2.6% during the six months ended June 30, 2007. Within our TL brokerage business, operating income was $3.4 million during both the six months ended June 30, 2008 and the six months ended June 30, 2007. As a percentage of TL brokerage revenues, this represents a modest decline to 3.8% during the six months ended June 30, 2008 from 4.0% during the six months ended June 30, 2007. On a consolidated basis, the improvement in operating income as a percentage of revenues reflects the increase in revenues that outpaced the combined increase in purchased transportation costs, other operating expenses, and depreciation and amortization.

Interest Expense and Loss on Early Extinguishment of Debt

Interest expense decreased by $0.5 million, or 7.9%, to $6.3 million during the six months ended June 30, 2008 from $6.8 million during the six months ended June 30, 2007. This decrease is due to lower average debt balances and interest rates during the six months ended June 30, 2008.

Loss on early extinguishment of debt was $1.6 million during the six months ended June 30, 2007 and was related to the refinancing on March 14, 2007 in conjunction with RRTS’ merger with Sargent.

Income Tax

Income tax provision was $1.0 million during the six months ended June 30, 2008 compared to a tax benefit of $0.3 million during the six months ended June 30, 2007. The effective income tax rate was 41.5% during the six months ended June 30, 2008 compared to 53.9% during the six months ended June 30, 2007. The effective income tax rate in each period exceeds the federal statutory rate of 35% primarily due to the impact of permanent items, the largest of which is meals and entertainment and the relative size of such permanent items compared to our pre-tax book income.

Net Income (Loss) Available to Common Stockholders

Net income increased by $1.6 million to $1.3 million during the six months ended June 30, 2008 from a loss of $0.3 million during the six months ended June 30, 2007.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues

Revenues increased by $138.6 million, or 34.7%, to $538.0 million during 2007 from $399.4 million during 2006. Of this increase, $148.8 million is related to the inclusion of Sargent’s results for a full year in 2007 compared to three months in 2006, offset by a $19.9 million decline in TL brokerage revenues. This is primarily due to the closure of two brokerage agents and market tonnage declines. Despite declines in over-the-road freight tonnage and a competitive pricing environment, LTL revenues increased by $9.8 million. This increase was primarily due to net new business awards.

Purchased Transportation Costs

Purchased transportation costs increased by $123.3 million, or 40.8%, to $425.6 million during 2007 from $302.3 million during 2006. Of this increase, $133.0 million is related to the inclusion of Sargent’s results for a full year in 2007 compared to three months in 2006, offset by a $18.3 million decrease in TL brokerage purchased transportation costs. As a percentage of TL brokerage revenues, this decrease represents a modest improvement to 88.9% from 89.2%. This primarily results from the elimination of two brokerage agents. LTL purchased transportation costs increased by $8.7 million year-over-year, and increased modestly as a percentage of LTL revenues to 74.3% from 73.9%. Increases in fuel costs paid to carriers and lower freight density were partially offset by targeted cost reduction initiatives implemented during 2007 to streamline our cost structure and position us well for a market rebound. These initiatives included increasing our recruitment and utilization of ICs where more cost-effective, improving carrier selection tools within our technology system, renegotiating more favorable contracts with delivery agents, and increasing the number of deliveries direct to end users and through our service centers.

Other Operating Expenses

Other operating expenses increased by $10.0 million, or 12.0%, to $92.7 million during 2007 from $82.7 million during 2006. $8.8 million of this increase is related to the inclusion of Sargent’s results for a full year in 2007 compared to three months in 2006. Other operating expenses within our LTL business increased by $1.2 million over prior year levels but declined as a percentage of LTL revenues to 22.5% from 22.8%. This is primarily as a result of increased operating efficiency and savings under a consolidated insurance program.

Depreciation and Amortization

Depreciation and amortization increased by $0.7 million, or 71.6%, to $1.8 million in 2007 from $1.1 million in 2006. Of this increase, $0.2 million is related to the inclusion of Sargent’s results for a full year in 2007 compared to three months in 2006, in addition to a $0.4 million increase in TL brokerage depreciation and amortization. As a percentage of TL brokerage revenues, the $0.4 million increase in depreciation and amortization represents an increase to 0.4% from 0.1%. The increase is primarily attributable to amortization expense of $0.5 million recorded in 2007 related to Sargent’s customer relationship intangible asset. Within our LTL business, depreciation and amortization increased by $0.2 million to $1.2 million in 2007 from $1.0 million in 2006. As a percentage of LTL revenues, depreciation and amortization was 0.3% for both 2007 and 2006.

Operating Income

Operating income increased by $4.6 million, or 34.6%, to $17.9 million during 2007 from $13.3 million during 2006. As a percentage of revenue, operating income was 3.3% for both periods. Of the $4.6 million increase, $6.8 million is related to the inclusion of Sargent’s results for a full year in 2007 compared to three months in 2006, offset by a $1.9 million decrease in TL brokerage operating income. As a percentage of TL brokerage revenues, this decrease represents a decline to 4.4% during the six months ended June 30, 2006 from 4.9% during the six months ended June 30, 2007. LTL operating income declined by $0.3 million year-over-year, and declined modestly as a percentage of LTL revenues to 2.8% during the six months ended June 30, 2006 from 3.0% during the six months ended June 30, 2007.

Interest Expense and Loss on Early Extinguishment of Debt

Interest expense increased by $2.4 million, or 21.6%, to $13.9 million during 2007 from $11.5 million during 2006. This increase is primarily related to the inclusion of Sargent’s results for a full year in 2007 compared to three months in 2006.

Loss on early extinguishment of debt of $1.6 million during 2007 relates to the refinancing on March 14, 2007 in conjunction with our merger with Sargent.

Income Tax

Income tax provision was $1.3 million during 2007 compared to $1.2 million during 2006. The effective tax rate was 58.0% during the year ended December 31, 2007 compared to 63.4% for the year ended December 31, 2006. The effective income tax rate in each year exceeds the federal statutory rate of 35.0% primarily due to state and Canadian income taxes and due to the impact of permanent items, the largest of which is meals and entertainment.

Net Income Available to Common Stockholders

Net income increased by $0.2 million to $0.9 million during 2007 from $0.7 million during 2006.

Year Ended December 31, 2006 Compared to the Period from February 22, 2005 to December 31, 2005

Revenues

Revenues increased by $148.4 million, or 59.2%, to $399.4 million during 2006 from $251.0 million during the period from February 22, 2005 to December 31, 2005. Of this growth, $92.2 million is attributable to the inclusion of a full year of our results in 2006 compared to nine months in 2005, and $47.4 million of the increase is related to the inclusion of three months of Sargent’s results in 2006. These increases are partially enhanced by more favorable pricing and net new business. Predecessor revenues for the Predecessor period were $43.4 million.

Purchased Transportation Costs

Purchased transportation costs increased by $121.4 million, or 67.1%, to $302.3 million during 2006 from $180.9 million during the period from February 22, 2005 to December 31, 2005. Of this increase, $65.1 million is attributable to the inclusion of a full year of our results in 2006 compared to nine months in 2005, $42.0 million of this increase is related to the inclusion of three months of Sargent’s results in 2006, and the remaining increase is primarily due to record TL volumes, a shortage of drivers, and a legislative change in driver hours of service that caused a tightening in truck capacity and an increase in our purchased power rates. Predecessor purchased transportation costs for the Predecessor period were $30.2 million.

Other Operating Expenses

Other operating expenses increased by $27.3 million, or 49.3%, to $82.7 million during 2006 from $55.4 million during the period from February 22, 2005 to December 31, 2005. Of this increase, $31.4 million is attributable to the inclusion of a full year of our results in 2006 compared to nine months in 2005, and $2.5 million of the increase is due to the inclusion of three months of Sargent results in 2006. These increases were partially offset by cost synergies realized through a reduction in headcount, consolidation of back office requirements, and the closure of certain leased facilities. Predecessor other operating expenses were $17.2 million for the Predecessor period.

Depreciation and Amortization

Depreciation and amortization increased by $0.5 million, or 92.8%, to $1.1 million during 2006 from $0.6 million during the period from February 22, 2005 to December 31, 2005. Nearly all of this increase is attributable to the inclusion of a full year of our results in 2006 compared to nine months in 2005. Predecessor recorded $0.1 million of depreciation and amortization during the Predecessor period.

Restructuring Expense

Restructuring expense was $0.6 million during the period from February 22, 2005 to December 31, 2005 and relates to expenses incurred in connection with the merger of Roadrunner Freight into us on June 3, 2005.

Operating Income

Operating income declined by $0.1 million, or 0.6%, to $13.3 million during 2006 from $13.4 million during the period from February 22, 2005 to December 31, 2005. Of this decline, $4.8 million is attributable to the inclusion of a full year of our results in 2006 compared to nine months in 2005, offset by the addition of $2.8 million related to the inclusion of three months of Sargent’s results in 2006 and a $1.9 million increase in LTL operating income. Predecessor reported an operating loss of $4.1 million for the Predecessor period.

Interest Expense and Loss on Early Extinguishment of Debt

Interest expense increased by $4.0 million, or 52.2%, to $11.5 million during 2006 from $7.5 million during the period from February 22, 2005 to December 31, 2005. This increase is primarily related to the financing arrangements entered into in conjunction with RRTS’ acquisition of Dawes Transport and merger of Roadrunner Freight into RRTS on June 3, 2005.

Loss on early extinguishment of debt was $3.2 million during the period from February 22, 2005 to December 31, 2005 related to the financing arrangements entered into in conjunction with our acquisition of Dawes Transport and the merger of Roadrunner Freight into us on June 3, 2005.

Income Tax

Income tax expense was $1.2 million during both 2006 and the period from February 22, 2005 to December 31, 2005. The effective income tax rate was 63.4% during the year ended December 31, 2006 compared to 45.0% during the period from February 22, 2005 to December 31, 2005. The effective income tax rate in each period exceeds the federal statutory rate of 35% primarily due to the impact of permanent items, the largest of which is meals and entertainment, and the relative size of such permanent items compared to our pre tax book income.

Net Income

Net income declined by $0.8 million to $0.7 million during 2006 from $1.5 million during the period from February 22, 2005 to December 31, 2005.

Liquidity and Capital Resources

We have historically generated cash from operations, which has enabled us to fund our organic growth and reduce our indebtedness. As of June 30, 2008, we had $0.6 million in cash and cash equivalents, $17.3 million in working capital, and $17.0 million of availability under the RRTS revolving credit facility.

Cash Provided by (Used in) Operating Activities

Cash provided by operating activities was $2.4 million during the six months ended June 30, 2008, compared to cash provided of $2.2 million during the six months ended June 30, 2007. The difference results primarily from growth in net income.

Cash provided by operating activities was $12.5 million during 2007, compared to cash provided of $9.5 million during 2006. The difference results primarily from growth in net income and larger non-cash expenses incurred during 2007 compared to 2006.

Cash provided by operating activities was $12.5 million during 2006, compared to $9.1 million during the period from February 22, 2005 through December 31, 2005. This was primarily a result of the inclusion of our results for a full year in 2006 compared to nine months in 2005, and the inclusion of Sargent’s results for three months in 2006.

Cash Used in Investing Activities

Cash used in investing activities was $0.7 million during the six months ended June 30, 2008, compared to cash used of $1.8 million during the six months ended June 30, 2007. The decrease in cash used resulted from a $0.4 million Sargent earnout payment made during the six months ended June 30, 2008 compared to $1.3 million during the same period in 2007, in addition to a decline in capital expenditures to $0.3 million during the six months ended June 30, 2008 from $0.4 million during the same period in 2007.

Cash used in investing activities was $3.2 million during 2007 compared to cash used of $41.9 million during 2006. The difference relates primarily to $41.2 million of cash used related to the acquisition of Sargent on October 4, 2006.

Cash used in investing activities was $41.9 million during 2006 compared to cash used of $179.6 million during the period from February 22, 2005 through December 31, 2005. The difference relates primarily to the acquisition of Sargent in 2006, our acquisition of Dawes Transport on March 31, 2005 for $85.6 million, net of cash acquired of $0.4 million, and the acquisition of Roadrunner Freight on April 29, 2005 for $92.6 million, net of cash acquired of $0.8 million.

Cash Provided by (Used in) Financing Activities

During the six months ended June 30, 2008, cash used in financing activities was $1.9 million compared to cash used in financing activities of $2.2 million during the six months ended June 30, 2007. The difference results primarily from the financing arrangements entered into in conjunction with our merger with Sargent on March 14, 2007 and a larger repayment of debt during the three months ended June 30, 2008 compared to the three months ended June 30, 2007.

Cash used in financing activities was $11.5 million during 2007 compared to cash provided of $34.3 million during 2006. The difference results primarily to bank financing received in connection with the acquisition of Sargent on October 4, 2006.

Cash provided by financing activities was $34.3 million during 2006 compared to cash provided of $171.6 million during the period from February 22, 2005 to December 31, 2005. The difference primarily results from the relative size of the financing requirements between the acquisitions of Dawes Transport and Roadrunner Freight in 2005, and the acquisition of Sargent in 2006.

Credit Facilities

On March 14, 2007, RRTS entered into an amended and restated credit agreement, referred to as the RRTS credit facility, which is secured by all of RRTS’ assets. The RRTS credit facility includes a $50.0 million revolving credit facility and a $40.0 million term note. The revolving credit facility and the term note mature in 2012. Availability under the revolving credit facility is subject to a borrowing base of eligible accounts receivable, as defined in the credit agreement. Interest is payable quarterly at LIBOR plus an applicable margin or, at RRTS’ option, prime plus an applicable margin. Principal is payable in quarterly installments ranging from $1.3 million per quarter in 2008 to $1.8 million per quarter through December 31, 2011. A final payment of $12.5 million is due in 2012. The revolving credit facility also provides for the issuance of up to $6.0 million in letters of credit. As of June 30, 2008, RRTS had approximately $63.2 million outstanding under the RRTS credit facility. As of June 30, 2008, approximately $33.5 million was outstanding under the term loan and $29.7 million was outstanding under the revolving credit facility. In addition, RRTS had approximately $3.3 million of letters of credit outstanding as of June 30, 2008. The RRTS credit facility also includes covenants that require RRTS to, among other things, maintain a specified fixed charge coverage ratio. RRTS was in compliance with all debt covenants as of June 30, 2008. See “Description of Indebtedness” on page 73 for a more detailed description of the RRTS credit facility.

We intend to prepay all $     of the term loan outstanding as of the consummation of this offering and $     of the revolving credit facility with a portion of the net proceeds of this offering. See “Use of Proceeds.”

Subordinated Debt

The RRTS senior subordinated notes were issued in an aggregate principal amount at maturity of approximately $36.4 million and will mature on September 15, 2012. The RRTS senior subordinated notes include cash interest of 12% plus a deferred margin, payable quarterly, that is treated as deferred interest and is added to the principal balance of the note each quarter. The deferred interest ranges from 2.0% to 5.5% depending on RRTS’ total leverage calculation, payable at maturity in 2012. As of June 30, 2008, there were $38.1 million in aggregate principal amount of senior subordinated notes outstanding. We intend to prepay all of the outstanding subordinated notes with a portion of the net proceeds of this offering. See “Use of Proceeds.”

Anticipated Uses of Cash

We anticipate that our operating expenses and planned capital expenditures will constitute a material use of cash, and we expect to use available cash to acquire or make strategic investments in complementary businesses, to pay down debt, and for working capital and other general corporate purposes. We also expect to use available cash to make any earnout payments due to the former owners of Sargent, Group Transportation Services, and GTS Direct. The former owners of Sargent could receive a contingent payment equal to the amount by which Sargent’s earnings before income taxes, depreciation, and amortization exceeds $8.0 million for each of 2007, 2008, 2009, and 2010. The former owner of Group Transportation Services and GTS Direct could receive up to $3.5 million in cash contingent upon the achievement of certain levels of earnings before interest, taxes, depreciation and amortization and management fees by Group Transportation Services and GTS Direct beginning with the calendar year ending December 31, 2008. We currently expect to use up to approximately $3.0 million for capital expenditures through the end of 2009. We also expect that we will use up to approximately $15.0 million through the end of 2009 to fund working capital requirements. We expect the use of cash for working capital purposes will be offset by net income in addition to non-cash expenses recorded within the statement of operations.

Although we can provide no assurances, we believe that the net proceeds from this offering, together with our available cash and cash equivalents and amounts available under our credit agreement, should be sufficient to meet our cash and operating requirements for the next twelve months. Thereafter, we may find it necessary to obtain additional equity or debt financing. In the event additional financing is required, we may not be able to raise it on acceptable terms or at all.

Contractual Obligations

As of December 31, 2007, we had the following contractual obligations:

(In thousands)	Payments Due by Period
		Less
		than 1	1-3	3-5	More than
	Total	Year	Years	Years	5 Years

Long-term debt	$154,679	$15,456	$31,481	$107,742	$–
Capital leases	–	–	–	–	–
Operating leases	32,860	6,168	9,404	6,760	10,528
Preferred stock	5,000	–	–	–	5,000

Total	$192,539	$21,624	$40,885	$114,502	$15,528

Contractual obligations for long-term debt include required principal and interest payments on the RRTS credit facility and RRTS senior subordinated notes. The interest rates on these long-term debt obligations are variable and the amounts in the table represent payments on the RRTS credit facility and RRTS senior subordinated notes assuming rates of 9.2% and 16.0%, respectively, as were in effect on December 31, 2007.

Borrowings under the RRTS credit facility bear interest at a floating rate and may be maintained as alternate base rate loans or as LIBOR rate loans. Alternate base rate loans bear interest at (i) the Federal Funds Rate plus 0.5%, and (ii) the prime rate, plus the applicable base rate margin, which margin is 1% to 2.5%. LIBOR rate loans bear interest at the LIBOR rate, as described in the RRTS credit facility, plus the applicable LIBOR rate margin, which margin is 2.5% to 4%. The RRTS senior subordinated notes include cash interest of 12% plus a deferred margin that is treated as payment of deferred interest and is added to the principal balance of the notes each quarter. The payment deferred interest ranges from 2.0% to 5.5% depending on RRTS’ total leverage calculation.

The table does not reflect our planned repayment of $     million of the RRTS credit facility and all of the RRTS senior subordinated notes with the proceeds of this offering, and our planned redemption of our Series A preferred stock for approximately $5.1 million, including accrued and unpaid interest. See “Use of Proceeds.”

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, other than operating leases as disclosed in the table of Contractual obligations.

Seasonality

The transportation industry is subject to seasonal sales fluctuations as shipments generally are lower during and immediately after the winter holiday season because shippers generally tend to reduce the number of shipments during that time. In addition, inclement weather can impede operations and increase operating expenses because harsh weather can lead to increased accident frequency and increased claims.

Effects of Inflation

We believe that, for the periods presented, inflation has not had a material effect on our operating results as inflationary increases in fuel and labor costs have generally been offset through fuel surcharges and price increases.

Quantitative and Qualitative Disclosures about Market Risk

Commodity Risk

In our LTL and TL businesses, our primary market risk centers on fluctuations in fuel prices, which can affect our profitability. Diesel fuel prices fluctuate significantly due to economic, political, and other factors beyond our control. Our ICs and purchased power pass along the cost of diesel fuel to us, and we in turn attempt to pass along some or all of these costs to our customers through fuel surcharge revenue programs. There can be no assurance that our fuel surcharge revenue programs will be effective in the future. Market pressures may limit our ability to pass along our fuel surcharges.

Interest Rate Risk

We have exposure to changes in interest rates on our revolving credit facility and term notes. The interest rate on these credit facilities fluctuates based on the prime rate or LIBOR plus an applicable margin. Assuming the $50.0 million revolving credit facility was fully drawn, a 1.0% increase in the borrowing rate would increase our annual interest expense by $0.5 million. We do not use derivative financial instruments for speculative trading purposes and are not engaged in any interest rate swap agreements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. In certain circumstances, those estimates and assumptions can affect amounts reported in the accompanying financial statements and related footnotes. In preparing our financial statements, we have made our best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. Application of the accounting policies described below involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. The following is a brief discussion of our critical accounting policies and estimates.

Goodwill and Other Intangibles

Goodwill represents the excess of purchase price over the estimated fair value assigned to the net tangible and identifiable intangible assets of a business acquired. Under SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142), goodwill is not amortized, but instead is tested for impairment annually, or more frequently if circumstances indicate a possible impairment may exist. Goodwill is tested for impairment at least annually using a two-step process that begins with an estimation of the fair value at the “reporting unit” level. Our reporting units are our operating segments as this is the lowest level for which discrete financial information is prepared and regularly reviewed by management. The first step is a screen for potential impairment and the second measures the amount of the impairment, if any. No goodwill impairments were identified in 2007, 2006 or 2005.

We changed the date of our annual goodwill impairment test under SFAS 142 in 2007 from December 31 to July 1. The change in the annual impairment test date was made as July 1 better approximates our internal budgeting and forecasting process. We believe that the resulting change in accounting principle related to the annual testing date will not delay, accelerate, or avoid an impairment charge. We determined that the change in accounting principle related to the annual testing date is preferable under the circumstances and does not result in adjustments to our financial statements when applied retrospectively.

SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to the estimated residual values, and reviewed for the impairment whenever impairment indicators exist in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. Our customer relationship intangible asset is being amortized straight-line over its five year useful life. As of June 30, 2008, the net book value of our intangible asset was $1.2 million.

Stock-Based Compensation

Effective January 1, 2006, we adopted SFAS No. 123 (revised 2004), Share-Based Payment (SFAS 123(R)), using the modified prospective method of accounting, which requires that the fair value of unvested stock options be recognized in the income statement over the remaining vesting period. The grant date fair value of stock options, which have been awarded prior to the adoption of SFAS 123(R), was estimated based on a Black-Scholes option pricing model that utilizes several assumptions, including expected volatility, expected life, and a risk-free interest rate. Expected volatilities were estimated using the historical share price volatility of publicly traded companies within the transportation and logistics sector as a surrogate for the expected volatility of our stock. The expected life of the option represents the period of time that options are estimated to remain outstanding. The risk-free interest rate for periods within the estimated life of the option was based on the U.S. Treasury rate in effect at the time of the grant for a note with a similar lifespan. As of June 30, 2008, we had $1.2 million of total unrecognized compensation cost related to non-vested options. This cost is expected to be recognized over a four-year period ending in April 2011. Prior to us adopting SFAS 123(R), as permitted under SFAS 123, Accounting for Stock-Based Compensation, we elected to measure and account for stock options using the intrinsic value based method of accounting as prescribed under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). Under the intrinsic value method of accounting, compensation cost is the excess, if any, of the estimated market price of the stock at grant date over the amount paid to acquire the stock.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes (SFAS 109), which requires an asset and liability approach to financial accounting and reporting for income taxes. In accordance with SFAS 109, deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense (benefit) is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

At December 31, 2007, RRTS had $17.2 million of gross federal net operating losses, which were available to reduce federal income taxes in future years and expire in the years 2025 through 2028.

Effective January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS 109. FIN 48 prescribes a recognition threshold and measurement process for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN 48, our policy is to record any interest and penalties as a component of the income tax provision. During 2007, related activity under FIN 48 was immaterial.

Revenue Recognition

We record revenue when all of the following have occurred: an agreement of sale exists; pricing is fixed or determinable; delivery has occurred; and our obligation to fulfill a transaction is complete and collection of revenue is reasonably assured.

In accordance with Emerging Issues Task Force Issue 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, we recognize revenue on a gross basis, as opposed to a net basis, because we bear the risks and benefits associated with revenue-generating activities by, among other things, (1) acting as a principal in the transaction, (2) establishing prices, (3) managing all aspects of the shipping process, and (4) taking the risk of loss for collection, delivery, and returns.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51, Consolidated Financial Statements (SFAS 160). SFAS 160 establishes accounting and reporting guidance for a noncontrolling ownership interest in a subsidiary and deconsolidation of a subsidiary. The standard requires that a noncontrolling ownership interest in a subsidiary be reported as equity in the consolidated statement of financial position and any related net income attributable to the parent be presented on the face of the consolidated statement of income. SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. We will be required to adopt SFAS 160 on January 1, 2009, and do not expect the standard to have a material effect on our financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS 141(R)), which replaces SFAS No. 141, Business Combinations (SFAS 141), and establishes principles and requirements for how an acquirer: (1) recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree; (2) recognizes and measures the goodwill acquired in a business combination or gain from a bargain purchase; and (3) determines what information to disclose. SFAS 141(R) is effective for business combinations in which the acquisition date is in the first fiscal year after December 15, 2008. We will be required to adopt SFAS 141(R) on January 1, 2009. We are currently evaluating the impact, if any, SFAS 141(R) will have on our financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We adopted this statement on January 1, 2008. The adoption of SFAS 157 did not have a material effect on our financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115 (SFAS 159). SFAS 159 expands the use of fair value accounting but does not affect existing standards which require assets or liabilities to be carried at fair value. Under SFAS 159, a company may elect to use fair value to measure accounts and loans receivable, available-for-sale and held-to-maturity securities, equity method investments, accounts payable, guarantees and issued debt. If the use of the fair value is elected, any upfront costs and fees related to the item must be recognized in earnings and cannot be deferred. The fair value election is irrevocable and generally made on an instrument-by-instrument basis, even if a company has similar instruments that it elects not to measure based on fair value. At the adoption date, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to beginning retained earnings. Subsequent to the adoption of SFAS 159, changes in fair value are recognized in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007 and therefore we adopted this statement on January 1, 2008. We have not elected to use fair value for measuring financial assets and financial liabilities.

Business

Introduction

We are a leading non-asset based transportation and logistics services provider offering a full suite of solutions, including third-party logistics, customized and expedited LTL, TL, parcel, intermodal, and domestic and international air. We utilize a broad third-party network of transportation providers, comprised of ICs and purchased power, to serve a diverse customer base in terms of end market focus and annual freight expenditures. Although we service large national accounts, we primarily focus on small to mid-size shippers, which we believe represent an expansive and underserved market. We offer our customers value through customized transportation and logistics solutions, allowing them to reduce operating costs, redirect resources to core competencies, improve supply chain efficiency, and enhance customer service. Our business model is highly scalable and features a variable cost structure that requires minimal investment in transportation equipment and facilities. We believe that our non-asset based model enables us to generate strong free cash flows and attractive returns on our invested capital.

According to the ATA, beginning in the fourth quarter of 2006, the over-the-road freight sector began to experience year-over-year declines in tonnage, primarily reflecting a weakening freight environment in the U.S. construction, manufacturing, and retail sectors. During 2007, LTL tonnage at RRTS increased 4.5% over 2006, while LTL tonnage in the U.S. over-the-road freight sector declined 2.8% during the same period. Throughout this downturn, we have actively managed our LTL business by adding significant new customers and streamlining our cost structure to enhance our operating efficiency and improve margins. We believe our variable cost, non-asset based operating model serves as a competitive advantage and allows us to provide our customers with cost-effective transportation solutions regardless of broader economic conditions. We believe we are well-positioned for continued growth, profitability, and market share expansion in the event of a rebound in the over-the-road freight sector.

Our History

We were formed in February 2005 for the purpose of acquiring Dawes Transport. Dawes Transport was established in Milwaukee, Wisconsin in 1981 to provide LTL service primarily between the Midwest and West Coast using a blend of purchased power and ICs. From 1997 to 2001, Dawes Transport acquired JBT Express, Team Express, and Phantom Express in order to geographically expand to other regions of the United States. Shortly thereafter, Roadrunner Freight, a provider of LTL services similar to Dawes Transport in scale and customer mix, but utilizing primarily purchased power, was acquired by a company sponsored by Thayer | Hidden Creek and other stockholders. In June 2005, the parent holding company of Roadrunner Freight was merged with and into us. As a result, Dawes Transport and Roadrunner Freight became our wholly owned subsidiaries as of the merger date. This resulted in RRTS, which we believe is the largest non-asset based provider of LTL services in North America, based on revenue.

In January 2006, Mark A. DiBlasi joined us as chief executive officer to lead the final integration of the two businesses and the transformation of RRTS into a full-service transportation and logistics provider. Our strategy throughout the transformation was to develop a comprehensive suite of services while maintaining a non-union, non-asset based structure. In October 2006, Sargent was acquired by a company sponsored by ThayerïHidden Creek. In March 2007, we expanded our service offerings through our merger with Sargent, a TL brokerage operation serving primarily the Eastern United States and Canada.

Our next objective was to identify and acquire a third-party transportation management solutions operation with a scalable technology system and management infrastructure capable of assimilating and enhancing our collective growth initiatives. In order to accommodate the timing and other considerations of GTS’ stockholder, Thayer | Hidden Creek, acting through GTS, acquired Group Transportation Services and GTS Direct in February 2008 with the intent of merging GTS with RRTS, which will occur simultaneously with the consummation of this offering. GTS is a rapidly growing provider of TMS solutions based in Hudson, Ohio, led by Michael Valentine and Paul Kithcart, both former executives of FedEx Global Logistics, Inc. With the addition of a TMS offering, we are able to provide shippers with a “one-stop” transportation and logistics solution, including access to the most cost-effective and time-sensitive modes of transportation within our broad network of third-party carriers. Since February 2008, the management teams of RRTS and GTS have developed a strong working relationship and are implementing a cohesive plan to enhance our collective growth initiatives.

Our Market Opportunity

The transportation and logistics industry involves the physical movement of goods using a variety of transportation modes and the exchange of information related to the flow, transportation, and storage of goods between points of origin and destination. The domestic transportation and logistics industry is an integral part of the U.S. supply chain and the broader economy, representing estimated annual spending of approximately $1.3 trillion in 2007, according to Armstrong & Associates.

Within the industry, transportation and logistics providers are generally categorized as “asset-based” or “non-asset based” depending on their ownership of transportation equipment and facilities. Many large transportation and logistics providers are asset-based and have significant capital expenditure and infrastructure requirements. As a result of their significant fixed cost bases, these companies are focused on maintaining high asset utilization in order to maximize returns on invested capital. Conversely, non-asset based providers maintain greater operational flexibility to adapt to changes in freight volumes because they own minimal transportation equipment and facilities and therefore have minimal capital expenditure and infrastructure requirements.

The U.S. domestic over-the-road freight sector has been experiencing a downturn that began in late 2006 and has continued into 2008. We believe our variable cost, non-asset based operating model serves as a competitive advantage in this market environment. We believe we are well-positioned for continued growth, profitability, and market share expansion in the event of a rebound in the over-the-road freight sector.

Industry Sectors

Third-Party Logistics

Third-party logistics providers offer transportation management and distribution services including the movement, storage, and assembly of inventory. From 1998 to 2007, the U.S. 3PL market has grown at a CAGR of approximately 13.3% and is projected to reach $150 billion in 2010, according to Armstrong & Associates. Only 16% of logistics expenditures by U.S. businesses were outsourced in 2007, according to Armstrong & Associates. We believe the market penetration of third-party logistics in the United States will continue to expand as companies increasingly redirect their resources to core competencies and outsource their transportation and logistics requirements.

Over-the-Road Freight

According to the ATA, the U.S. over-the-road freight sector represented approximately $646 billion in revenue in 2006 and accounted for approximately 84% of domestic spending on freight transportation. The ATA estimates that U.S. over-the-road freight transportation will increase to over $1 trillion by 2018. The over-the-road freight sector includes both private fleets and “for-hire” carriers (ICs and purchased power). Private fleets consist of tractors and trailers owned and operated by shippers that move their own goods and, according to the ATA, accounted for approximately $288 billion of revenue in 2006. For-hire carriers transport freight belonging to others, including LTL and TL, and accounted for approximately $358 billion in revenue in 2006, according to the ATA.

LTL carriers specialize in consolidating shipments from multiple shippers into truckload quantities for delivery to multiple destinations. LTL carriers are traditionally divided into two segments – national and regional. National carriers typically focus on two-day or longer service across distances greater than 1,000 miles and often operate without time-definite delivery, while regional carriers typically offer time-definite delivery in less than two days. According to the ATA, the U.S. LTL market generated $48 billion of revenue in 2006.

TL carriers dedicate an entire trailer to one shipper from origin to destination and are categorized by the type of equipment they use to haul a shipper’s freight, such as temperature-controlled, dry van, tank, or flatbed trailers. According to the ATA, excluding private fleets, revenues in the U.S. TL segment were approximately $310 billion in 2006.

Industry Trends

We believe the following trends will continue to drive growth in the transportation and logistics industry:

Growing Demand for “One-Stop” Transportation and Logistics Service Providers

We believe that shippers are increasingly seeking “one-stop” transportation and logistics providers that can offer a comprehensive suite of services to meet all of their shipping needs. We believe shippers will continue to consolidate their vendor base to increase outsourcing efficiencies and focus on core competencies. As a result, we believe that transportation and logistics providers that offer broad geographic coverage and multiple modes of transportation in conjunction with technology-enabled solutions are positioned to gain market share from smaller providers that typically lack the scale, resources, and expertise to remain competitive.

Recognition of Outsourcing Efficiencies

We believe that companies are increasingly recognizing the potential cost savings, improved service, and increased financial returns gained from outsourcing repetitive and non-core activities to specialized third-party providers. By utilizing third-party transportation and logistics providers, companies can benefit from the specialists’ technology, achieve greater operational flexibility, and redeploy resources to core operations. We believe this recognition is evidenced by the increased penetration of third-party logistics services from 6.2% of logistics expenditures in 1996 to 16% in 2007, according to Armstrong & Associates.

Increasing Demand for Customized Transportation and Logistics Solutions

■	Complexity of Supply Chains. Companies are facing increasingly complex supply chains. Rapidly changing freight patterns, the proliferation of outsourced manufacturing and just-in-time inventory systems, increasingly demanding shipper fulfillment requirements, and pressures to reduce costs continue to support the demand for third-party transportation management.

■	Demand for More Frequent, Smaller Deliveries. Companies are increasingly employing lean inventory management practices to reduce inventory carrying costs. As a result, they are demanding more frequent, smaller deliveries. We believe that by outsourcing transportation management to a specialized 3PL provider, companies are better positioned to maximize efficiency under a lean inventory system.

■	Demand for Improved Customer Service. Shippers and end users are increasingly demanding total supply chain visibility and real-time transaction processing. By providing information regarding the status and location of goods in transit and verifying safe delivery, successful technology-enabled transportation and logistics providers allow clients to improve customer service.

Consolidation in the Highly Fragmented 3PL, LTL, and TL Sectors

The transportation and logistics industry is highly fragmented with no single third-party transportation and logistics provider accounting for more than 5% of the overall U.S. market, according to the Transportation Intermediaries Association. Given the large number of small industry participants we believe there is a significant opportunity for growth and consolidation, especially during periods of economic uncertainty. We also believe better-capitalized companies with scalable operating models, like us, will have significant opportunities to improve profit margins and gain market share as smaller, less flexible competitors exit our industry over time.

Our Competitive Strengths

We consider the following to be our principal competitive strengths:

Comprehensive Logistics and Transportation Management Solutions. We believe our broad offering of 3PL, customized and expedited LTL, TL, parcel, intermodal, and domestic and international air services presents an attractive “one-stop” value proposition to shippers. Not only can we provide third-party transportation management solutions to shippers seeking to redirect resources to core competencies, improve service, and reduce costs, but we can also provide them access to the appropriate modes of transportation and manage their freight from dispatch through final delivery. We can accommodate the diverse needs and preferred means of communication of shippers of varying sizes with any combination of services we offer. We leverage our scalable, proprietary technology systems to manage our multi-modal nationwide network of service centers, delivery agents, dispatch offices, brokerage agents, ICs, and purchased power. As a result of our integrated offering, we believe we have a competitive advantage in terms of service, delivery time, and customized solutions.

Flexible Operating Model. Because we utilize a broad network of purchased power, ICs, and other third-party transportation providers to transport our customers’ freight, our business is not characterized by the high level of fixed costs and required concentration on asset utilization that is common among many asset-based transportation providers. As a result, we are able to focus solely on providing customized transportation and logistics services to each of our customers, which we believe provides higher levels of satisfaction and represents a significant competitive advantage. Furthermore, our flexible operating model allows us to generate significant free cash flows and attractive returns on our invested capital and assets.

Focus on Serving a Diverse, Underserved Customer Landscape. We serve over 25,000 customers, with no single customer accounting for more than 2% of our 2007 pro forma revenue. In addition, we serve a diverse mix of end markets, with no industry sector accounting for more than 18% of our 2007 pro forma revenue. We concentrate primarily on small to mid-size shippers with annual transportation expenditures of less than $25 million, which we believe represents an under-served market. Our highly customized solution is designed to satisfy these customers’ unique needs and desired level of integration.

Scalable Technology Systems. We have invested significant resources to develop and continually enhance our scalable, proprietary technology systems. Our web-enabled technology is designed to serve our customers’ distinct logistics needs and provide them with cost-effective solutions and consistent service on a shipment-by-shipment basis. In addition to managing the physical movement of freight, we offer contract management, real-time shipment tracking, order processing, and automated data exchange. Our technology also enables us to efficiently manage our multi-modal capabilities and broad carrier network, and provides the scalability necessary to accommodate significant growth.

Experienced and Motivated Management Team. We have been successful in attracting a knowledgeable and talented senior management team with an average of 24 years of industry experience and a complementary mix of operational and technical capabilities, sales and marketing experience, and financial management skills. Our management team is led by our chief executive officer, Mark A. DiBlasi. Mr. DiBlasi has over 29 years of industry experience and previously managed a $1.2 billion business unit of FedEx Ground, Inc., a division of FedEx Corporation. Our executives have experience leading high-growth logistics companies and/or business units such as FedEx Ground, Inc., FedEx Global Logistics, Inc., DHL Exel Supply Chain, Yellow Transportation, Inc., and United Parcel Service, Inc. Additionally, several members of our management team founded and ran their own transportation and logistics companies prior to joining us or being acquired by RRTS. We believe this provides us with an entrepreneurial culture and a team capable of executing our growth strategies.

Our Growth Strategies

We believe our business model has positioned us well for continued growth and profitability, which we intend to pursue through the following initiatives:

Continue Expanding Customer Base. We intend to pursue geographic expansion in all of our service offerings. By leveraging GTS’ network, we will have greater LTL coverage throughout North America and be in a better position to accommodate all of a shipper’s transportation needs. We also intend to geographically expand our TL brokerage operation beyond its current footprint in the Eastern United States and Canada, and recently hired a vice president of business development to expand our network of brokerage agents and dispatch offices to accomplish this goal. Although GTS has achieved attractive historical growth with a small Midwest-based sales force, we began actively expanding its sales team in February 2008. In addition, we are utilizing our 110-person LTL sales force to enhance the market reach and penetration of our TMS offering. We also believe the pool of potential customers will continue to grow as the benefits of third-party transportation management continue to be recognized by shippers. Additionally, a broader menu of services better positions us to penetrate new customers seeking a “one-stop” transportation and logistics solution.

Increase Penetration with Existing Customers. With a broader offering of complementary services and expanded network resulting from the GTS merger, we believe there are substantial cross-selling opportunities and the potential to capture a greater share of each customer’s annual transportation and logistics expenditures. Along with our planned cross-selling initiatives, we believe that macroeconomic factors will provide us with additional opportunities to further penetrate existing customers. During the current economic downturn, existing customers have generally reduced the number of shipments and pounds per shipment. We believe an economic rebound would result in increased revenue through greater shipping volume and improved load density, and allow us to increase profits at a rate exceeding our revenue growth.

Continue Generating Operating Improvements. In the event of an improvement in industry conditions and tightening of overall freight capacity, we believe our ongoing efforts to streamline our cost structure will enhance margins. We have implemented a number of targeted initiatives to drive operating improvements, such as enhancing our real-time metrics in order to reduce operating expenses, increasing utilization of a flexible IC base, reducing per-mile costs, reducing dock handling costs, aggressively recouping increased fuel costs, and improving routing efficiency throughout our network. We believe these initiatives will enable us to further enhance our competitive position, drive continued earnings growth, and further improve profitability.

Pursue Selective Acquisitions. The transportation and logistics industry is highly fragmented, consisting of many smaller, regional service providers covering particular shipping lanes and providing niche services. We built our LTL, TL brokerage, and TMS platforms by successfully completing and integrating accretive acquisitions. We intend to continue to pursue acquisitions that will complement our existing suite of services and extend our geographic reach. Our LTL delivery agents also present an opportunity for growth via acquisition. If we decide to offer outbound LTL service from a new strategic location, we could potentially acquire one of our delivery agents and train them to manage local pick-up, consolidation, and linehaul dispatch using our technology systems. We believe we can execute our acquisition strategy with minimal investment in additional infrastructure and overhead. We do not currently have any specific acquisition under consideration and do not have any proposals or arrangements with respect to such a transaction.

Our Services

We are a leading non-asset based transportation services provider offering a full suite of customized transportation solutions with a primary focus on serving the specialized needs of small to mid-size shippers. Because we do not own the transportation equipment used to transport our customers’ freight, we are able to focus solely on providing quality service rather than on asset utilization. Our customers generally communicate their freight needs to one of our transportation specialists on a shipment-by-shipment basis via telephone, fax, Internet, e-mail, or electronic data interchange. We leverage our propriety technology systems and a diverse group of over 9,000 third-party carriers to provide scalable capacity and reliable service to more than 25,000 customers in North America.

Less-than-Truckload

We believe we are the largest non-asset based provider of LTL transportation services in North America, based on revenue. We provide LTL service originating from points within approximately 150 miles of our service centers to most destinations in the contiguous United States, Hawaii, Alaska, Mexico, Puerto Rico, and parts of Canada. Through GTS’ network relationships, we have substantially expanded our coverage area and can now service points beyond those historically served by our service center locations. Within the contiguous United States, we offer national, long-haul service (1,000 miles or greater), inter-regional service (between 500 and 1,000 miles), and regional service (500 miles or less). We serve a diverse group of customers within a variety of industries, including retail, industrial, paper goods, manufacturing, food and beverage, health care, chemicals, computer hardware, and automotive.

As the diagram below illustrates, we utilize a point-to-point LTL model that is differentiated from the traditional, asset-based hub and spoke LTL model. Our model does not require intermediate handling at a break-bulk hub (a large terminal where freight is offloaded, sorted, and reloaded), which we believe represents a competitive advantage in terms of timeliness, lower incidence of damage, and reduced fuel consumption. For example, we can transport LTL freight from Cleveland, Ohio to Los Angeles, California without stopping at a break-bulk hub, while the same shipment traveling through a traditional hub and spoke LTL model would likely be unloaded and reloaded at break-bulk hubs in, for example, Akron, Ohio and Adelanto, California prior to reaching its destination.

Representative Asset-Based National Hub and Spoke LTL Model
versus Non-Asset Based National Point-to-Point LTL Model

Asset-based
national hub and spoke LTL model

Non-asset based
national point-to-point LTL model

We believe our model allows us to offer LTL average transit times more comparable to that of deferred airfreight service than to standard national LTL service, yet more cost-effective. Our LTL claims ratio (the ratio of damage claims to revenues including fuel surcharge) averaged 0.9% from 2005 through 2007. Key aspects of our LTL service offering include the following:

■	Pickup. In order to stay as close as possible to our customers, we prefer to handle customer pick-ups whenever cost-effective. We generally pick up freight within 150 miles of one of our service centers, utilizing primarily city ICs. In 2007, we picked up approximately 87% of our customers’ LTL shipments, the remainder of which was handled by agents with whom we generally have long-standing relationships.

■	Consolidation at Service Centers. Key to our model is a network of 18 service centers, as illustrated by the map below, that we lease in strategic markets throughout the United States. At these service centers, numerous smaller LTL shipments are unloaded, consolidated into truckload shipments, and loaded onto a linehaul unit scheduled for a destination city. In order to continually emphasize optimal load building and enhance operating margins, dock managers review nearly every load before it is dispatched from one of our service centers.

■	Linehaul. Linehaul is the longest leg of the LTL shipment process. In dispatching a load, a linehaul coordinator at one of our service centers uses our proprietary technology to optimize cost-efficiency and service by assigning the load to the appropriate third-party transportation provider, either an IC or purchased power provider. In 2007, ICs handled approximately 44% of our linehaul volume, up from 36% in 2005. As industry-wide freight capacity tightens with an anticipated market rebound, we believe our recruitment and retention efforts will allow us to increase IC utilization in order to maintain service and cost stability.

■	De-consolidation and Delivery. Within our unique model, linehaul shipments are transported to service centers, delivery agents, or direct to end users without stopping at a break-bulk hub, as is often necessary under the traditional, asset-based hub and spoke LTL model. This generally reduces physical handling and damage claims, and reduces delivery times by one to three days on average. In 2007, we delivered approximately 19% of LTL shipments through our service centers, 78% through our delivery agents, and 2% direct to end users.

■	Benefits of a Delivery Agent Network. While many national asset-based LTL providers are encumbered by the fixed overhead associated with owning or leasing most or all of their de-consolidation and delivery facilities, we maintain our variable cost structure through the extensive use of delivery agents. As illustrated on the map below, we use over 215 delivery agents to complement our service center footprint and to provide cost-effective full state, national, and North American delivery coverage. Delivery agents also enhance our ability to handle special needs of the final consignee, such as scheduled deliveries and specialized delivery equipment.

LTL Service Center and Delivery Agent Network

We believe a rebound in the over-the-road freight sector would provide greater freight density and increased shipping volumes, thereby allowing us to build full trailer loads more quickly and deliver freight faster under our point-to-point model. We believe this will further distinguish our LTL service offering as even more comparable in speed to deferred airfreight service, leading to enhanced market share and improved operating margins.

Truckload Brokerage

We believe we are among the 15 largest TL brokerage operations in North America, based on revenue. We provide a comprehensive range of TL solutions for our customers by leveraging our broad base of over 7,500 third-party carriers who operate temperature-controlled, dry van, and/or flatbed capacity. While we serve a diverse customer base and provide a comprehensive TL solution, we specialize in the transport of refrigerated foods, poultry and beverages. We believe this specialization provides consistent shipping volume year-over-year. In addition to refrigerated shipments, we also provide a variety of TL transportation solutions for dry goods ranging from paper products to steel, as well as flatbed service for larger industrial load requirements.

We arrange the pickup and delivery of TL freight either through our 12 company dispatch offices (operated by RRTS employees) or through our network of 24 independent brokerage agents. Our dispatch offices and brokerage agents are located primarily throughout the Eastern United States and Canada, as illustrated on the map below.

TL Dispatcher and Agent Network

Company Dispatchers. Our 46 company brokers, whom we refer to as dispatchers, not only engage in the routing and selection of our transportation providers, but also serve as our internal TL sales force, responsible for managing existing customer relationships and generating new customer relationships. Because the performance of these individuals is essential to our success, we offer attractive incentive-based compensation packages that we believe keep our dispatchers motivated, focused, and service-oriented.

We typically earn a margin ranging from 8-15% of the cost of a standard TL shipment. On shipments generated by one of our dispatchers, we retain 100% of this margin. This differs for shipments generated by our brokerage agents, to whom we pay a commission as described below.

Dispatch Office Expansion. We have traditionally expanded our dispatch operations based upon the need of our customers. Going forward, we plan to open new dispatch offices, particularly in geographic areas where we lack coverage of the local freight market. Importantly, opening a new dispatch office requires only a modest amount of capital; it usually involves leasing a small amount of office space and purchasing communication and information technology equipment. Typically the largest investment required is in working capital as we generate revenue growth from new customers. While the majority of growth within our dispatch operations has been organic, we will continue to evaluate selective acquisitions that would allow us to quickly penetrate new customers and geographic markets.

Independent Brokerage Agents. In addition to our dispatchers, we also maintain a network of independent brokerage agents that have partnered with us for a number of years. Brokerage agents complement our network of dispatch offices by bringing pre-existing customer relationships, new customer prospects, and/or access to new geographic markets. Furthermore, they typically provide immediate revenue and do not require us to invest in incremental overhead. Brokerage agents own or lease their own office space and pay for their own communications equipment, insurance, and any other costs associated with running their operation. We only invest in the working capital required to execute our quick pay strategy and pay a commission to our brokerage agents ranging from 40-60% of the margin we earn on a TL shipment. Similar to our dispatchers, our brokerage agents engage in the routing and selection of transportation providers for our customer base and perform sales and customer service functions on our behalf.

Brokerage Agent Expansion. We believe we offer brokerage agents a very attractive partnership opportunity. We offer access to our reliable network of over 550 ICs and over 7,000 purchased power providers and invest in the working capital required to pay these carriers promptly and assume collection responsibility. We have historically experienced low turnover within our brokerage agent network, as our 24 brokerage agents have been with us for an average of approximately 4.7 years. We believe this has contributed to our reputation for quality and reliable service, as well as to the consistent growth of our brokerage agent network. Additionally, 14 of our brokerage agents each generated more than $1 million in revenue in 2007.

In order to more proactively grow our brokerage agent network, we hired a vice president of agent development to source and facilitate brokerage agent expansion opportunities. Our vice president of agent development has significant industry experience and was responsible for expanding the brokerage agent base of another national transportation and logistics services company prior to joining us. We believe our enhanced development efforts and attractive value proposition will allow us to increase our brokerage agent business.

Transportation Management Solutions

Our TMS offering is designed to provide comprehensive or a la carte third-party logistics services. We provide the necessary operational expertise, information technology capabilities, and relationships with third-party transportation providers to meet the unique needs of our customers. For customers that use our most comprehensive service plans, we complement their internal logistics and transportation management personnel and operations, enabling them to redirect resources to core competencies, reduce internal transportation management personnel costs, and in many cases, achieve substantial annual freight savings. We have access to a variety of transportation modes, including customized and expedited LTL, TL, parcel, intermodal, and domestic and international air. Key aspects of our TMS capabilities include the following:

■	Procurement. After an in-depth consultation and analysis with our customer to identify cost savings opportunities, we develop an estimate of our customer’s potential savings and cultivate a plan for implementation. If necessary, we manage a targeted bid process based on a customer’s traffic lanes, shipment volumes, and product characteristics, and negotiate rates with reputable carriers. In addition to a cost-efficient rate, the customer receives a summary of projected savings as well as our carrier recommendation.

■	Shipment Planning. Utilizing our proprietary technology systems and an expansive multi-modal network of third-party transportation providers, we determine the appropriate mode of transportation and select the ideal provider. In addition, we provide load optimization services based on freight patterns and consolidation opportunities. We also provide rating and routing services, either on-site with one of our transportation specialists, off-site through our centralized call center, or online at our website. Finally, we offer merge-in-transit coordination to synchronize the arrival and pre-consolidation of high-value components integral to a customer’s production process, enabling them to achieve reduced cycle times, lower inventory holding costs, and improved supply chain visibility.

■	Shipment Execution. Our transportation specialists are adept at managing time-critical shipments. Our proprietary technology system prompts our specialist to hold less time-sensitive shipments until other complementary freight can be found to complete the shipping process in the most cost-effective manner. We maintain constant communication with third-party transportation providers from dispatch through final delivery. As a result, our expedited services can meet virtually any customer transit or delivery requirement. Finally, we provide the ability to track and trace shipments either online or by phone through one of our transportation specialists.

■	Audit and Payment Services. We capture and consolidate our customers’ entire shipping activity and offer weekly electronic billing. We also provide freight bill audit and payment services designed to eliminate excessive or incorrect charges from our customers’ bills.

■	Performance Reporting and Improvement Analysis. Customers utilizing our web reporting system can query freight bills, develop customized reports online, and access data to assist in financial and operational reporting and planning. Our specialists are also actively driving process improvement, continually using our proprietary technology to identify incremental savings opportunities and efficiencies for our customers.

With a broad TMS offering, we believe we can accommodate a shipper’s unique needs with any combination of services along our entire spectrum, and cater to their preferred means of shipment processing and communication.

We believe our comprehensive service approach and our focus on building long-term customer relationships lead to greater retention of existing business compared to a more short-term gain sharing model employed by many 3PLs. We believe our approach is more sustainable as industry freight capacity tightens and it becomes more difficult for 3PLs employing the gain sharing model to generate substantial incremental savings for shippers after the first year of implementation. Before becoming fully operational with a customer, we conduct thorough feasibility and cost savings analyses and collaborate with our customer to create a project scope and timeline with measurable milestones. We believe this approach enables us to identify any potential issues, ensure a smooth integration process, and set the stage for long-term customer satisfaction. Within our TMS operation, we have consistently met customer implementation deadlines and achieved anticipated levels of freight savings.

Capacity

We offer scalable capacity and reliable service to our more than 25,000 customers in North America through a diverse third-party network of over 9,000 transportation providers. Our various transportation modes include LTL, TL, parcel, intermodal, and domestic and international air. No single carrier accounted for more than 3% of our 2007 pro forma purchased transportation costs. We ensure that each carrier is properly licensed and regularly monitor their capacity, reliability, and pricing trends. With enhanced visibility provided by our proprietary technology systems, we leverage the competitive dynamics within our network to renegotiate freight rates that we believe are out of market. This enables us to provide our customers with more cost-effective transportation solutions while enhancing our operating margins.

We continually focus on building and enhancing our relationships with reliable transportation providers to ensure that we not only secure competitive rates, but that we also gain access to consistent capacity, especially during peak shipping seasons. Because we do not own any transportation equipment used to deliver our customers’ freight, these relationships are critical to our success. We typically pay our third-party carriers either a contracted per mile rate or the cost of a shipment less our contractually agreed upon commission, and generally pay within seven to ten days from the delivery of a shipment. We pay our third-party carriers promptly in order to drive loyalty and reliable capacity.

Our third-party network of transportation providers can be divided into the following groups:

Independent Contractors. Independent contractors are individuals or small teams that own or lease their own over-the-road transportation equipment and provide us with dedicated freight capacity. ICs are a key part of our long-term strategy to maintain service and provide cost stability. In the event of a rebound in the transportation sector, freight capacity would likely tighten and purchased power providers would likely reduce fleet sizes to eliminate under-utilized assets. Should this occur, we believe we are well positioned to increase our utilization of ICs as a more cost-effective and reliable solution.

In October 2006, we created the position of director of linehaul development as part of an initiative to enhance IC recruitment and retention. In selecting our ICs, we adhere to specific screening guidelines in terms of safety records, length of driving experience, and personnel evaluations. Within our LTL business, we increased our IC base from an average of 364 units (single drivers and teams) during the fourth quarter of 2006 to an average of 450 units during the fourth quarter of 2007. In total, we had access to over 1,100 ICs as of June 30, 2008.

To enhance our relationship with our ICs, we offer per mile rates that we believe are highly competitive and often above prevailing market rates. In addition, we focus on keeping our ICs fully utilized in order to limit the number of “empty” miles they drive. We regularly communicate with our ICs and seek new ways to enhance their quality of life. As a result of our efforts, we have experienced increased IC retention. In our opinion, this ultimately leads to better service for our customers.

Purchased Power. In addition to our large base of ICs, we have access to approximately 8,000 unrelated asset-based over-the-road companies who provide freight capacity to us under non-exclusive contractual arrangements. We have established relationships with carriers of all sizes, including large national trucking companies and small to mid-size regional fleets. With the exception of safety incentives, purchased power providers are generally paid under a similar structure as ICs within our LTL and TL brokerage businesses. In contrast to contracts established with our ICs, however, we do not cover the cost of liability insurance for our purchased power providers.

Delivery Agents. For the de-consolidation and delivery stages of our LTL shipment process, our network of 18 service centers is complemented by over 215 delivery agents. The use of delivery agents is also a key part of our long-term strategy to maintain a variable cost, scalable operating model with minimal overhead.

Parcel. We perform preliminary rate analysis for each customer and provide an estimate of savings achievable based on parcel characteristics and our ability to secure volume discounts with parcel carriers such as United Parcel Service, Inc., FedEx Corporation, and Deutsche Post AG. We renegotiate customers’ current rates and contracts with parcel carriers, identify questionable assessorial charges, apply for credits, posts credits, and report weekly results.

Intermodal. We maintain intermodal capability through relationships with third-party carriers who rent capacity on Class 1 railroads throughout North America. Intermodal transportation rates are typically negotiated between us and the capacity provider on a customer-specific basis.

Domestic/International Air Carriers. For our customers’ domestic/international air freight needs, we operate under an exclusive arrangement with FreightCo Logistics, a third-party provider, to provide such services to our customers. Under our arrangement, FreightCo Logistics is responsible for all services, and we receive a commission based on a percentage of the total bill.

Customers

Our goal is to establish long-term customer relationships and achieve year-over-year growth in recurring business by providing reliable, timely, and cost-effective transportation and logistics solutions. While we possess the scale, operational expertise, and capabilities to serve shippers of all sizes, we focus primarily on small to mid-size shippers, which we believe represent a large and underserved market. We serve over 25,000 customers within a variety of end markets, with no customer accounting for more than 2% of 2007 pro forma revenue and no industry sector accounting for more than 18% of 2007 pro forma revenue. We believe this reduces our exposure to a decline in shipping demand from any customer and a cyclical downturn within any end market.

Sales and Marketing

In addition to our 24 TL brokerage agents, we currently market and sell our transportation and logistics solutions through over 150 sales personnel located throughout the United States and Canada. We are focused on actively expanding our sales force, particularly as it relates to our TL and TMS offerings, to new geographic markets where we lack a strong presence. In 2007, we began using our 110-person LTL sales force to expand the market reach of our TL brokerage services, and we plan to do the same to enhance the geographic presence of our TMS offering. Our objective is to leverage our collective, national sales force to sell our full suite of transportation services. In addition to expanding our sales force, we intend to leverage a broader service offering and capitalize on substantial cross-selling opportunities with existing and new customers. We believe this will allow us to capture a greater share of a shipper’s annual transportation and logistics expenditures.

Our sales force can be categorized by primary service offering:

■	Less-than-Truckload. Our 110-person LTL sales force consists of corporate account executives, account executives, sales managers, inside sales representatives, and commission sales representatives. In March 2007, we hired a vice president of sales and marketing to lead the implementation of a detailed strategy to drive positive new business trends with significant growth in new account shipments and revenue. Under his leadership, we significantly upgraded a large portion of our sales force by replacing underperforming personnel. Since the beginning of 2007, over 1,400 new target accounts have begun shipping with us.

■	Truckload Brokerage. We have 46 dispatchers and 24 independent brokerage agents located throughout the Eastern United States and Canada. We believe that this decentralized structure enables our salespeople to better serve our customers by developing an understanding of local and regional market conditions, as well as the specific transportation and logistics issues facing individual customers. Our dispatchers and brokerage agents seek additional business from existing customers and pursue new customers based on this knowledge and an understanding of the value proposition we can provide.

■	Transportation Management Solutions. In addition to a recently added vice president of sales, our TMS sales force currently consists of two directors of corporate sales, three regional sales representatives, and four inside sales representatives. While our TMS operation generated revenue growth at a CAGR of 24.8% from 2005 through 2007 with a small Midwest-based sales force, we began actively expanding our sales team in February 2008. In addition, we are utilizing our 110-person LTL sales force to enhance the market reach and penetration of our TMS offering and to capitalize on the opportunity to cross-sell a broader menu of services to new and existing customers.

Competition

We compete in the North American transportation and logistics services sector. Our marketplace is extremely competitive and highly fragmented. We compete against a large number of other non-asset based logistics companies, asset-based carriers, integrated logistics companies, and third-party freight brokers, many of whom have larger customer bases and more resources than we do. For our TMS business, we believe the largest group of competitors is internal shipping departments at companies that have complex multi-modal transportation requirements, many of which represent potential sales opportunities for us. As compared to other non-asset based logistics companies, we believe we are the largest non-asset based provider of customized LTL services in North America, based on revenue. In addition, we believe we are among the 15 largest TL brokerage operations in North America, based on revenue. Our TMS operation generated revenue growth at a CAGR of 24.8% from 2005 through 2007, while revenues in the U.S. 3PL sector as a whole grew at 8.5% over the same period, according to Armstrong & Associates.

Active participants in our markets include:

■	global asset-based integrated logistics companies such as FedEx Corporation and United Parcel Service, Inc., against whom we compete in all of our service lines;

■	asset-based freight haulers such as YRC Worldwide, Inc. and Con-Way, Inc., against whom we compete in our core LTL and TL service offerings;

■	non-asset based freight brokerage companies such as C.H. Robinson Worldwide, Inc., Landstar System, Inc., and Total Quality Logistics, Inc., against whom we compete in our core LTL and TL service offerings;

■	third-party logistics providers that offer comprehensive transportation management solutions such as Transplace, Inc., Echo Global Logistics, Inc., and Schneider Logistics, Inc., against whom we compete in our TMS offering; and

■	smaller, niche transportation and logistics companies that provide services within a specific geographic region or end market.

We believe we effectively compete with various market participants by offering shippers attractive transportation and logistics solutions designed to deliver the optimal combination of cost and service. To that end, we believe our most significant competitive advantages include:

■	our comprehensive suite of transportation and logistics services, which allows us to offer a “one-stop” value proposition to shippers of varying sizes and accommodate their diverse needs and preferred means of processing and communication;

■	our non-asset based, variable cost business model, which allows us to focus greater attention on providing optimal customer service than on maintaining high levels of asset utilization;

■	our focus on an expansive market of small to mid-size shippers who often lack the internal resources necessary to manage complex transportation and logistics requirements and whose freight volumes may not garner the same level of attention and customer service from many of our larger competitors;

■	our proprietary technology systems, which allow us to provide scalable capacity and high levels of customer service across a variety of transportation modes; and

■	our knowledgeable management team with experience leading high-growth logistics companies and/or business units, which allows us to benefit from a collective entrepreneurial culture focused on growth.

Seasonality

Our operations are subject to seasonal trends that have been common in the North American over-the-road freight sector for many years. Our results of operations for the quarter ending in March are on average lower than the quarters ending in June, September, and December. Typically, this pattern has been the result of factors such as inclement weather, national holidays, customer demand, and economic conditions.

Technology

We believe the continued development and innovation of our technology systems is essential not only to improving our internal operations and financial performance, but also to providing our customers with the most cost-effective, timely, and reliable transportation and logistics solutions. We regularly evaluate our technology systems and personnel to ensure that we maintain a competitive advantage and that all critical applications are scalable and operational as we grow.

Through ongoing investment of time and financial resources, we have developed numerous proprietary, customized applications that allow us to track, query, manipulate, and interpret a range of different variables related to our operations, our network of third-party transportation providers, and our customers. Our web-based technology allows us to process and service customer orders, track shipments in real time, select optimal modes of transportation, execute customer billing, provide carrier rates, establish customer specific profiles and retain critical information for analysis. Our objective is to allow our customers and vendors to easily do business with us via the Internet. Our customers have the ability, through a paperless process, to receive immediate pricing, place orders, track shipments, process remittance, receive updates on arising issues, and review historical shipping data through a variety of reports over the Internet.

Our LTL operation utilizes a combination of an IBM Series I5 computer system and web-based servers with customized software applications to improve every aspect of our LTL model and manage our broad carrier base from pickup through final delivery. Our corporate headquarters and service centers are completely integrated, allowing real-time data to flow between locations. Additionally, we make extensive use of electronic data interchange, or EDI, to allow our service centers to communicate electronically with our carriers’ and customers’ internal systems. We offer our EDI-capable customers a paperless process, including document imaging and shipment tracking and tracing. As part of our ongoing initiative to enhance our information technology capabilities, our LTL operation has developed a proprietary carrier selection tool used to characterize carriers based on total cost to maximize usage of the lowest available linehaul rates.

Our TL brokerage operation uses a customized OMNI technology system to broker our customers’ freight. Our software enhances our ability to track our third-party drivers, tractors, and trailers, which provides customers with visibility into their supply chains. Additionally, our systems allow us to operate as a paperless operation through electronic order entry, resource planning and dispatch.

We continually enhance our proprietary TMS technology system and have integrated other proven transportation management software packages with the goal of providing our customers with broad-based, highly competitive solutions. Through an extensive use of database configuration and integration techniques, hardware and software applications, communication mediums, and security devices, we are able to design a customized solution to address each customer’s unique shipping needs and preferred method of processing. We use this system to maximize supply chain efficiency through mode, carrier, and route optimization.

All of our operations have multiple levels of contingency and disaster recovery plans focused on ensuring continuous service to our customers. We do not currently have registered intellectual property rights, such as patents, with respect to our technology systems. We maintain trade secret protection over our technology systems and keep strictly confidential our proprietary, customized applications.

Facilities

Our corporate headquarters are located in Cudahy, Wisconsin, where we lease 28,824 square feet of space. The primary functions performed at our corporate headquarters are accounting, treasury, marketing, human resources, linehaul support, claims, safety and information technology support. We lease 5,170 square feet of space in Mars Hill, Maine, which houses our TL brokerage operation headquarters, and approximately 24,000 square feet of space in Hudson, Ohio, which houses our TMS operation.

We lease 18 service centers for our LTL operation, each of which is interactively connected. Each service center manages and is responsible for the freight that originates in its service area. The typical service center is configured to perform cross-dock and limited short-term warehouse operations. In addition, our TL brokerage operation leases 12 company dispatch offices throughout the Eastern United States and Canada. We believe that our current facilities are capable of supporting our operations for the foreseeable future; however, we will continue to evaluate leasing additional space as needed to accommodate growth.

Employees

As of June 30, 2008, we employed approximately 1,125 personnel, which includes approximately 15 management personnel, approximately 150 sales and marketing personnel, approximately 400 operations and other personnel, approximately 200 accounting and administrative personnel, approximately 10 information technology personnel, and approximately 350 LTL dock personnel. None of our employees are covered by a collective bargaining agreement and we consider relations with our employees to be good.

Regulation

The federal government has substantially deregulated the provision of ground transportation and logistics services via the enactment of the Motor Carrier Act of 1980, the Trucking Industry Regulatory Reform Act of 1994, the Federal Aviation Administration Authorization Act of 1994, and the ICC Termination Act of 1995. Prices and services are now largely free of regulatory controls, although states have the right to require compliance with safety and insurance requirements, and interstate motor carriers remain subject to regulatory controls imposed by the DOT and its agencies, such as the Federal Motor Carrier Safety Administration. Motor carrier, freight forwarding, and freight brokerage operations are subject to safety, insurance, and bonding requirements prescribed by the DOT and various state agencies. Any airfreight business is subject to commercial standards set forth by the International Air Transport Association and federal regulations issued by the Transportation Security Administration.

We are also subject to various environmental and safety requirements, including those governing the handling, disposal and release of hazardous materials, which we may be asked to transport in the course of our operations. If hazardous materials are released into the environment while being transported, we may be required to participate in, or may have liability for response costs and the remediation of such a release. In such case, we also may be subject to claims for personal injury, property damage, and damage to natural resources.

Our business is also subject to changes in legislation and regulations, which can affect our operations and those of our competitors. For example, new laws and initiatives to reduce and mitigate the effects of greenhouse gas emissions could significantly impact the transportation industry. Future environmental laws in this area could adversely affect our ICs’ costs and practices and our operations.

We are also subject to regulations to combat terrorism that the Department of Homeland Security (including Customs and Border Protection agencies) and other agencies impose.

We believe that we are in substantial compliance with current laws and regulations. Our failure to continue in compliance could result in substantial fines or revocation of our permits or licenses.

Insurance

We insure our ICs against third-party claims for accidents or damaged shipments and we bear the risk of such claims. We maintain insurance for vehicle liability, general liability, and cargo damage claims. In our LTL and TL operations, we maintain an aggregate of $20.0 million of vehicle liability and general liability insurance. The vehicle liability insurance has a $500,000 deductible. In our LTL operation, we carry aggregate insurance against the first $1.0 million of cargo claims, with a $100,000 deductible. In our TL operations, we carry aggregate insurance against the first $100,000 to $300,000 of cargo claims, with a $5,000 deductible. In our TMS operation, we maintain insurance against the first $1.0 million of claims for vehicle liability and against the first $2.0 million of general liability claims. We do not have a deductible against this coverage. In addition, our TMS operation maintains $1.0 million of excess umbrella coverage. Our TMS operation also carries insurance against the first $50,000 of cargo claims with a $500 deductible. Because we maintain insurance for our ICs, if our insurance does not cover all or any portion of the claim amount, we may be forced to bear the financial loss. We attempt to mitigate this risk by carefully selecting carriers with quality control procedures and safety ratings.

In addition to vehicle liability, general liability, and cargo claim coverage, our insurance policies also cover other standard industry risks related to workers’ compensation and other property and casualty risks. We believe our insurance coverage is comparable in terms and amount of coverage to other companies in our industry. We also establish additional reserves for anticipated losses and expenses related to vehicle liability, cargo, and property damage claims, and we will establish reserves relating to vehicle liability, workers’ compensation and general liability claims in the future as appropriate. Our reserves have been and will be periodically evaluated and adjusted to reflect our experience.

Management

Directors and Executive Officers

The following table sets forth certain information regarding our directors and executive officers:

Name	Age	Position

Mark A. DiBlasi	52	President, Chief Executive Officer, and Director
Peter R. Armbruster	49	Vice President – Finance, Chief Financial Officer, Treasurer, and Secretary
Brian J. van Helden	40	Vice President – Operations
Scott L. Dobak	45	Vice President – Sales and Marketing
Ivor J. Evans	66	Chairman of the Board
Scott D. Rued	51	Director
Judith A. Vijums	42	Director
James J. Forese	72	Director
Samuel B. Levine	41	Director
Brian D. Young	53	Director
Chris H. Carey	37	Director

Mark A. DiBlasi has served as our President and Chief Executive Officer since January 2006. Mr. DiBlasi has served as a director of our company since July 2006. Prior to joining our company, Mr. DiBlasi served as Vice President – Southern Division for FedEx Ground, Inc., a division of FedEx Corporation, from July 2002 to January 2006. Mr. DiBlasi was responsible for all operational matters of the $1.2 billion Southern Division, which represented one-fourth of FedEx Ground, Inc.’s total operations. From February 1995 to June 2002, Mr. DiBlasi served as the Managing Director of two different regions within the FedEx Ground, Inc. operation network. From August 1979 to January 1995, Mr. DiBlasi held various positions in operations, sales, and terminal management at Roadway Express before culminating as the Chicago Breakbulk Manager.

Peter R. Armbruster has served as our Vice President – Finance, Chief Financial Officer, Treasurer, and Secretary since December 2005. From March 2005 to December 2005, Mr. Armbruster served as our Vice President – Finance. Mr. Armbruster held various executive positions at Dawes Transport from August 1990 to March 2005. Prior to joining Dawes Transport, Mr. Armbruster was with Ernst & Young LLP from June 1981 to July 1990, where he most recently served as Senior Manager.

Brian J. van Helden has served as our Vice President – Operations since April 2007. Prior to joining our company, Mr. van Helden served as a Managing Director for FedEx Ground, Inc., a division of FedEx Corporation, from July 2003 to April 2007, where he was responsible for operational matters in the Midwest and New England.

Scott L. Dobak has served as our Vice President – Sales and Marketing since January 2007. Prior to joining our company, Mr. Dobak served as Vice President – Corporate Sales for Yellow Transportation, Inc. where he was responsible for the $1.5 billion Corporate Sales Division from December 2000 to January 2007. Mr. Dobak was the Regional Vice President of Sales and Marketing – Chicago from July 1997 to December 2000 with Yellow Transportation, Inc. Prior to that, Mr. Dobak served as an Area General Manager for Yellow Transportation, Inc. from January 1995 to July 1997.

Ivor (“Ike”) J. Evans has served as our Chairman of the Board since July 2008 and has been a director of our company since March 2005. Mr. Evans has served as Operating Partner of Thayer | Hidden Creek since May 2005. Mr. Evans served as a director of both Union Pacific Corporation and Union Pacific Railroad from 1999 until February 2005, and as Vice Chairman of Union Pacific Railroad from January 2004 until his retirement in February 2005. From 1998 until his election as Vice Chairman, Mr. Evans served as the President and Chief Operating Officer of Union Pacific Railroad. From 1990 to 1998, Mr. Evans served in various executive positions at Emerson Electric Company. Mr. Evans also serves on the board of directors of Arvin Meritor, Inc., Textron Inc., Cooper Industries, Ltd., and Spirit AeroSystems Holdings, Inc.

Scott D. Rued has served as a director of our company since March 2005 and served as our Chairman of the Board from March 2005 to July 2008. Mr. Rued has been a Managing Partner of Thayer | Hidden Creek since 2003. Mr. Rued also serves as Chairman of the Board of Commercial Vehicle Group, Inc., a publicly traded supplier of integrated system solutions for the global commercial vehicle market. From 1989 to 2003, Mr. Rued held various executive positions at Hidden Creek Industries.

Judith A. Vijums has served as a director of our company since March 2005. Ms. Vijums has served as a Managing Director of Thayer ï Hidden Creek since 2003. From 1993 to 2003, Ms. Vijums held various leadership positions at Hidden Creek Industries and actively participated in the management of several Hidden Creek Industries portfolio companies, including Commercial Vehicle Group, Inc., Dura Automotive Systems, Inc., Tower Automotive, Inc. and Automotive Industries Holdings, Inc.

James J. Forese has served as a director of our company since March 2005. Mr. Forese has served as an Operating Partner of Thayer ï Hidden Creek since 2003. Prior to joining Thayer ï Hidden Creek, Mr. Forese served as President and Chief Executive Officer of IKON Office Solutions, Inc. (formerly Alcoa Standard Corporation) from 1998 to 2002 and retired as Chairman in February 2003. Prior to joining IKON, Mr. Forese served as Controller and Vice President of Finance for IBM Corporation and Chairman of IBM Credit Corporation. Mr. Forese also serves on the board of directors of Anheuser-Busch Companies, Inc. and Spherion Corporation, and has served as a member of the board of directors of various IBM subsidiaries, Lexmark International, Inc., NUI Corporation, Southeast Bank Corporation, Unisource Worldwide, Inc., IKON Office Solutions, Inc. and American Management Systems, Incorporated.

Samuel B. Levine has served as a director of our company since June 2005. Mr. Levine has served as Managing Director of Eos Management, L.P., an affiliate of Eos Partners, L.P., since 1999.

Brian D. Young has served as a director of our company since June 2005. Mr. Young has served as General Partner of Eos Partners, L.P. since 1994.

Chris H. Carey has served as a director of our company since June 2007. Mr. Carey has served as a Principal of American Capital, Ltd. since April 2007. Prior to joining American Capital, Ltd., Carey served as a principal investor of Prudential Capital Group in debt private placements and mezzanine financing from August 1998 to March 2007.

Key Employees

Our TMS operations are managed by a senior management team lead by Michael P. Valentine and W. Paul Kithcart, who have a track record of growing GTS’ revenue at a CAGR of 24.8% from 2005 through 2007.

Michael P. Valentine has served as Chief Executive Officer of GTS since February 2008. Mr. Valentine founded Group Transportation Services in January 1995 and served in various officer positions, including President and Chief Executive Officer, until February 2008. Mr. Valentine founded GTS Direct in October 1999 and served as its President until February 2008. Prior to founding Group Transportation Services, Mr. Valentine was an independent sales agent with Roberts Express, Inc. from 1988 to 1995.

W. Paul Kithcart has served as President of GTS, Group Transportation Services, and GTS Direct since February 2008. Prior to that, Mr. Kithcart served as Vice President of Group Transportation Services from August 2000 to January 2008. Prior to joining Group Transportation Services, Mr. Kithcart held various positions with FedEx Global Logistics, Inc. from 1994 to 2000.

There are no family relationships among any of our directors, officers, or key employees.

Board of Directors and Committees

Our board of directors currently consists of eight members. We expect to add      new directors shortly after the consummation of this offering. In compliance with the transitional rules of the SEC and the Nasdaq Stock Market, we expect that a majority of our directors will be independent within one year from the closing of this offering. Prior to the effectiveness of the registration statement of which this prospectus forms a part, Messrs. Levine and Young plan to resign from our board of directors.

Our amended and restated certificate of incorporation, which will be filed and become effective prior to the completion of this offering, will provide for a board of directors consisting of three classes serving three-year staggered terms. The initial term of each Class I director will expire at the annual meeting of stockholders in 2009. The initial term of each Class II director will expire at the annual meeting of stockholders in 2010. The initial term of each Class III director will expire at the annual meeting of stockholders in 2011.

Our amended and restated bylaws, which will be filed prior to the completion of this offering, will authorize our board of directors to appoint among its members one or more committees, each consisting of one or more directors. Upon completion of this offering, our board of directors will have three standing committees: an audit committee, a compensation committee, and a nominations committee. Each of our audit, compensation, and nominations committees will initially consist of at least one independent director. In accordance with the transitional rules of the SEC and the Nasdaq Stock Market, each committee will have a majority of independent directors within 90 days following the completion of this offering and all members of each committee will be independent within one year following the completion of this offering. We plan to adopt charters for the audit, nominations, and compensation committees describing the authority and responsibilities delegated to each committee by our board of directors substantially as set forth below.

We also plan to adopt a Code of Conduct and a Code of Ethics for the CEO and Senior Financial Officers. We will post on our website, at www.rrts.com, the charters of our audit, compensation, and nominations committees; our Code of Conduct and our Code of Ethics for the CEO and Senior Financial Officers, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC or Nasdaq Stock Market regulations. These documents will also be available in print to any stockholder requesting a copy in writing from our corporate secretary at our executive offices set forth in this prospectus.

The Audit Committee

The primary purpose of the audit committee, among other functions, will be to assist our board of directors in the oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent auditors’ qualifications and independence, the performance of our internal audit function and our independent auditors, and the review and approval of related party transactions. The primary responsibilities of the audit committee will be set forth in its charter.

In compliance with the transitional rules of the SEC and the Nasdaq Stock Market, our audit committee will ultimately consist entirely of independent directors, as defined under Nasdaq Stock Market listing standards as well as under rules adopted by the SEC pursuant to Sarbanes-Oxley. Our board of directors will also select a director to be an audit committee member who qualifies as an “audit committee financial expert” in accordance with applicable rules and regulations of the SEC.

Compensation Committee

The primary responsibilities of the compensation committee, among other functions, will be to review and approve corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers; evaluate the performance of our chief executive officer and other executive officers in light of those goals and objectives; and determine and approve the compensation level of our chief executive officer and other executive officers based on this evaluation.

The compensation committee will have the authority to discharge the responsibilities of our board of directors in establishing the compensation of our chief executive officer and other executive officers. Our chief executive officer will provide input regarding compensation for executive officers other than himself. The compensation committee chairman will report the committee’s recommendations on executive compensation to our board of directors. The committee’s charter will authorize the committee to delegate any or all of its responsibilities to a subcommittee consisting solely of independent directors.

In compliance with the transitional rules of the SEC and the Nasdaq Stock Market, our compensation committee will ultimately consist entirely of independent directors, as defined under Nasdaq Stock Market listing standards as well as under rules adopted by the SEC pursuant to Sarbanes-Oxley.

Nominations Committee

The principal duties and responsibilities of our nominations committee will be, among other functions, to identify candidates qualified to become members of our board of directors, consistent with criteria approved by our board of directors; select, or recommend that our board of directors select, the director nominees for the next annual meeting of stockholders; and oversee the selection and composition of committees of our board of directors.

The nominations committee will consider persons recommended by stockholders for inclusion as nominees for election to our board of directors if the names, biographical data, and qualifications of such persons are submitted in writing in a timely manner addressed and delivered to our company’s secretary at the address listed herein. The nominations committee will identify and evaluate nominees for our board of directors, including nominees recommended by stockholders, based on numerous factors it considers appropriate, some of which may include strength of character, mature judgment, career specialization, relevant technical skills, diversity, and the extent to which the nominee would fill a present need on our board of directors.

In compliance with the transitional rules of the SEC and the Nasdaq Stock Market, our nominations committee will ultimately consist entirely of independent directors, as defined under Nasdaq Stock Market listing standards as well as under rules adopted by the SEC pursuant to Sarbanes-Oxley.

Until the establishment of the audit, compensation, and nominations committees, these functions will continue to be performed by our board of directors.

Compensation Committee Interlocks and Insider Participation

We do not currently have a compensation committee. Compensation decisions for our executive officers were made by our board of directors as a whole. Mr. DiBlasi participated in discussions with the board of directors concerning executive officer compensation other than his own. Following the closing of this offering, our compensation committee is expected to be comprised of directors who have not, at any time, had any contractual or other relationship with our company.

Compensation Discussion and Analysis

This section discusses the principles underlying our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executive officers and places in perspective the data presented in the narrative and tables that follow.

Overview

The objectives of our compensation program for our executive officers are to motivate and reward those individuals who perform over time at or above the levels that we expect and to attract, as needed, individuals with the skills necessary to achieve our business objectives. Our compensation program is also designed to reinforce a sense of ownership and to link rewards to measurable corporate and individual performance.

Our executive compensation package is generally based on a mix of three primary components:

■	base compensation or salary;

■	annual cash bonuses under our management incentive plan; and

■	option awards granted under our key employee equity plan.

Our practice has been and will continue to be to combine the components of our executive compensation program to achieve a total compensation level appropriate for our size and corporate performance. We target a total compensation amount to be paid to each of our executive officer positions. We then determine the amount of each element based on our compensation objectives. Our philosophy is to make a greater percentage of an employee’s compensation based on our company’s performance as he or she becomes more senior, with a significant portion of the compensation of our executive officers based on the achievement of company performance goals.

Historically, our board of directors has reviewed the total compensation of our executive officers and the mix of components used to compensate those officers on an annual basis. In determining the total amount and mix of compensation components, our board of directors strives to create incentives and rewards for performance consistent with our short-term and long-term company objectives. Our board of directors relies on its judgment about each individual rather than employing a formulaic approach to compensation decisions. As a result, our board of directors has not assigned a fixed weighting among each of the compensation components. Our board of directors assesses each executive officer’s overall contribution to our business, scope of responsibilities, and historical compensation and performance to determine his annual compensation. In making compensation decisions, our board takes into account input from our board members and our chief executive officer based on their experiences with other companies. We have not engaged third-party consultants to benchmark our compensation packages against our peers. However, going forward, we anticipate that our compensation committee may, from time to time as it sees fit, retain third-party executive compensation specialists in connection with determining cash and equity compensation and related compensation policies in the future.

The GTS merger is not currently anticipated to impact our compensation policies or practices relating to our executive officers for 2008. As we evaluate the impact of the GTS merger on our executive officers’ responsibilities on a go-forward basis, we will adjust our compensation practices accordingly.

Role of Our Compensation Committee

Historically, our board of directors determined and administered the compensation of our chief executive officer and our chief executive officer determined the compensation of our other executive officers. Going forward, our compensation committee will make the ultimate decisions regarding executive officer compensation. Our chief executive officer and other executive officers may from time to time attend meetings of our compensation committee or our board of directors, but will have no final decision authority with respect to executive officer compensation. Annually, our compensation committee will evaluate the performance of our chief executive officer and determine our chief executive officer’s compensation in light of the goals and objectives of the compensation program. The final decisions relating to our chief executive officer’s compensation will be made in executive session of our board of directors without the presence of management. Decisions regarding the other executive officers will be made by our compensation committee after considering recommendations from our chief executive officer.

Specific Components of Our Compensation Program

Base Salary. Our board of directors annually reviews, and adjusts from time to time, the base salaries for our executive officers. In setting 2007 base salaries, our board of directors considered each individual officer’s contribution to the business, scope of responsibilities, individual performance, and length of service and gave modest base salary increases.

Incentive Compensation. We utilize cash bonuses to reward the achievement of annual company and individual performance goals. In 2007, the cash bonus portion of annual compensation was based on our LTL business management incentive plan, which pays a cash bonus based on the achievement of annual company and personal performance goals in order to emphasize pay for company performance and individual performance. At maximum performance levels, cash incentive compensation can equal up to 100% of our chief executive officer’s base salary and 75% of the base salary of our other executive officers. We anticipate that the annual cash incentive awards for 2008 will remain in this range.

Our 2007 cash incentive plan was comprised of two targets: (1) financial performance related to the achievement of targeted levels of earnings before interest, taxes, depreciation, and amortization, or EBITDA, and (2) individual performance objectives. A description of these targets and the percentage of the maximum annual incentive compensation tied to each follows:

■	EBITDA – 90% of the maximum annual incentive compensation payable to our executive officers (100% in the case of our chief executive officer) was based on achieving specific EBITDA goals. In order for any bonus to be paid based on the individual performance criterion discussed below, the minimum EBITDA goal of approximately $17.5 million within the LTL business had to be achieved. If the minimum EBITDA threshold was met, an executive officer was eligible to receive a bonus equal to 30% (38% in the case of our chief executive officer) of his base salary. If the minimum EBITDA goal was exceeded by 25%, an executive officer was eligible to receive a bonus equal to 55% (75% in the case of our chief executive officer) of his base salary. If the minimum EBITDA goal was exceeded by 40%, an executive officer was eligible to receive a bonus equal to 75% (100% in the case of our chief executive officer) of his base salary. Our performance did not meet the minimum threshold and therefore no bonuses were paid.

■	Individual Performance – Ten percent of the maximum annual incentive compensation payable to our executive officers (other than our chief executive officer) was based on individual performance. Our chief executive officer makes this determination based on performance metrics designed for each of our other executive officers’ position and level of responsibility. If the minimum EBITDA threshold above is met, and an executive officer’s individual performance meets the standards for a bonus, then that executive will receive up to 10% of the maximum bonus he was eligible to receive under the EBITDA criterion above. For example, in the case of an executive officer (other than our chief executive officer), if the minimum EBITDA threshold was met, that executive officer would be entitled to receive up to 30% of his base salary. However, 10% of such 30% is comprised of the individual performance criterion. Therefore, if the EBITDA threshold was met, but the individual performance criterion was not, the executive officer would receive 27% of his base salary as a bonus. Since the minimum EBITDA criterion discussed above was not met, no bonuses were paid. Our chief executive officer is not eligible to receive a bonus based on individual performance criteria.

The components of our 2008 cash incentive plan are substantially the same as our 2007 plan. For 2009, we expect that the financial performance targets for our cash incentive plan will be expanded to include other financial measurements for the entire organization, including net income, in addition to EBITDA.

Equity Compensation. We grant stock options to align the interests of our executive officers with the interests of our stockholders and to reward our executive officers for superior corporate performance. Historically we have granted stock options to our executive officers upon their joining our company.

We first granted stock options to our chief financial officer in March 2005, when he joined our company. In January 2006, we granted stock options to our chief executive officer when he joined our company. In January and April 2007, we granted stock options to our other executive officers when they joined our company. In March 2007, we made a one-time additional grant of stock options to our chief executive officer in recognition of his outstanding service to our company. All of our stock options vest over a four-year period, with 25% vesting on the first anniversary of the grant date and 6.25% at the end of each subsequent three-month period thereafter. The stock options were all granted with an exercise price per share equal to the fair market value of our stock on the grant date, as determined by our board of directors. The exercise price per share and the number of shares issuable upon exercise of these options will be adjusted in connection with the conversion of our Class A common stock into shares of our new common stock on a     -for-one basis.

In the future, we plan to grant equity awards annually to our executive officers and key employees. The equity-based grant program may include the award of stock options, performance-based vesting restricted stock units, and/or time-based vesting restricted stock units. Equity will be awarded to executive officers and key employees based upon performance and potential to contribute to our company’s success. In fiscal 2005, 2006, and 2007, awards were made to key employees throughout our company, including all locations and business units. We do not plan on granting equity awards to any of our employees in connection with this offering.

Benefits and Perquisites. Our executive officers participate in the employee benefits that are available to all employees. In addition, we provide each of our executive officers with the use of a company car. We also provide term life insurance policies on all of our executive officers.

Severance Payments. We provide our executive officers with severance arrangements that are intended to attract and retain qualified executives who have alternatives that may appear to them to be less risky absent these arrangements. These arrangements are also intended to mitigate a potential disincentive for the executive officers to pursue and execute an acquisition of us, particularly where the services of these executive officers may not be required by the acquirer. For quantification of these severance benefits, please see the discussion under “Compensation Discussion and Analysis – Potential Payments Upon Termination or Change in Control” in this prospectus.

Tax and Accounting Considerations

Compliance with Internal Revenue Code Section 162(m). Section 162(m) of the Internal Revenue Code (Section 162(m)) imposes a $1 million limit on the amount that a public company may deduct for compensation paid to the company’s chief executive officer or any of the company’s four other most highly compensated executive officers who are employed as of the end of the year. This limitation does not apply to compensation that meets the requirements under Section 162(m) for “qualifying performance-based” compensation (i.e., compensation paid only if the individual’s performance meets pre-established objective goals based on performance criteria approved by the stockholders). Prior to this offering, we were not subject to Section 162(m). Going forward, we will seek to maximize the compensation deduction of our executive officers and to structure the performance-based portion of the compensation of our executive officers in a manner that complies with Section 162(m). However, because we will compensate our executive officers in a manner designed to promote our varying corporate objectives, our compensation committee may not adopt a policy requiring all compensation to be deductible. For 2007, cash compensation paid to our executive officers did not exceed the $1 million limit.

SFAS 123(R). In determining equity compensation awards for 2006 and 2007, we generally considered the potential expense of those programs under SFAS 123(R). We concluded that the award levels were in the best interests of stockholders given competitive compensation practices among companies similar to ours, the awards’ potential expense, our performance, and the impact of the awards on employee motivation and retention.

Summary Compensation Table

The following table sets forth, for the periods indicated, the total compensation for services in all capacities to us received by our chief executive officer, our chief financial officer, and our two other executive officers for the fiscal year ended December 31, 2007.

Name and			Option	All Other
Principal Position	Year	Salary	Awards(1)	Compensation(2)		Total

Mark A. DiBlasi	2007	$275,000	$183,292	$29,290		$487,582
President, Chief Executive Officer, and Director
Peter R. Armbruster	2007	$175,100	$81,193	$28,901		$285,194
Chief Financial Officer
Brian J. van Helden	2007	$124,231	$51,921	$63,995	(4)	$240,147
Vice President – Operations(3)
Scott L. Dobak	2007	$230,769	$69,070	$93,984	(6)	$393,823
Vice President – Sales and Marketing(5)

(1)	The amount reflects the dollar amount recognized for financial reporting purposes in accordance with SFAS 123(R). Assumptions used in the calculation of the amounts for the fiscal years ended December 31, 2007 are included in footnote 7 of our consolidated financial statements for the fiscal year ended December 31, 2007, included in this prospectus.
(2)	Amounts represent matching contributions to our 401(k) plan of $6,770, $2,308, $7,004, and $0 on behalf of Messrs. DiBlasi, Dobak, Armbruster, and van Helden, respectively. We also paid premiums on term life insurance policies on behalf of the executive officers. The taxable portion of the premiums paid for the term life insurance policies is computed based on Internal Revenue Service guidelines and totaled $708, $522, $708, and $336 on behalf of Messrs. DiBlasi, Dobak, Armbruster, and van Helden, respectively. In addition, each of our executive officers also receives the benefit of the use of a company issued automobile, the taxable value of which did not exceed $10,000, except for Messrs. DiBlasi and Armbruster, who received a value of $11,270 and $10,747 of company issued automobile use, respectively. In addition, the amounts also include medical and disability insurance benefits paid on behalf of our executive officers.
(3)	Mr. van Helden became our Vice President – Operations in April 2007.
(4)	Includes $56,141 paid by us in connection with Mr. van Helden’s relocation.
(5)	Mr. Dobak became our Vice President – Sales and Marketing in January 2007.
(6)	Includes $71,591 paid by us in connection with Mr. Dobak’s relocation.

Employment and Other Agreements

We have no written employment contracts with any of our executive officers. We have, however, provided employment offer letters to Messrs. DiBlasi, van Helden, and Dobak setting forth their title, base salary, option awards, reimbursable moving expenses, and health benefits. Pursuant to the offer letters, if the executive officer is terminated for any reason other than for cause, then he is entitled to receive an amount equal to nine months of his base salary. In addition, Mr. Armbruster is party to a letter agreement entitling him to receive severance benefits in the event of his termination by us without cause. See “Compensation Discussion and Analysis — Potential Payments Upon Termination or Change of Control” in this prospectus.

Grants of Plan-Based Awards

The following table shows the plan-based incentive awards made to our executive officers during 2007.

All Other
Option Awards:
		Number of	Exercise or
		Securities	Base Price of	Grant Date Fair Value
		Underlying	Option Awards	of Stock and Option
Name	Grant Date	Options(1)	($/Sh)(1)	Awards

Mark A. DiBlasi
Peter R. Armbruster
Brian J. van Helden
Scott L. Dobak

(1)	All share numbers and exercise prices reflect the conversion of our Class A common stock into our new common stock on a -for-one basis, as described in “Description of Capital Stock.”

Outstanding Equity Awards at December 31, 2007

The following table provides information with respect to outstanding vested and unvested option awards held by our named executive officers as of December 31, 2007.

	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised	Option
	Options (#)	Options (#)	Exercise	Option
Name	Exercisable(1)	Unexercisable(1)	Price ($)(1)	Expiration Date

Mark A. DiBlasi
Peter R. Armbruster
Brian J. van Helden
Scott L. Dobak

(1)	All share numbers and exercise prices reflect the conversion of our Class A common stock into our new common stock on a -for-one basis, as described in “Description of Capital Stock.”

2007 Option Exercises

During 2007, none of our named executive officers exercised any stock options.

Post-Employment Compensation

Pension Benefits

We do not offer any defined benefit pension plans for any of our employees. We do have a 401(k) plan in which our employees may participate. In 2007, we made matching contributions to our 401(k) plan of $6,770, $2,308, $7,004, and $0 on behalf of Messrs. DiBlasi, Dobak, Armbruster, and van Helden, respectively.

Potential Payments Upon Termination or Change in Control

The tables below reflect the amount of compensation to certain of our executive officers in the event of termination of such executive’s employment or a change in control. Other than as set forth below, no amounts will be paid to our named executive officers in the event of termination.

Severance Arrangements Upon Termination

We have employment offer letters with Messrs. DiBlasi, van Helden, and Dobak. The arrangements reflected in these offer letters are designed to encourage the officers’ full attention and dedication to our company currently and, in the event of any proposed change of control, provide these officers with individual financial security. Pursuant to the offer letters, if the executive is terminated for any reason other than for cause, then he is entitled to receive his base salary for a period of nine months. In addition, Mr. Armbruster is party to a letter agreement entitling him to receive severance benefits in the event of his termination by us without cause. Mr. Armbruster was the chief financial officer of our predecessor, Dawes Transport. In March 2005, in connection with the termination of his prior employment letter agreement with Dawes Transport, we entered into a revised letter agreement with Mr. Armbruster, pursuant to which he is entitled to receive a severance payment equal to his then current base salary plus the amount of his prior year’s bonus in the event we terminate him without cause prior March 30, 2012.

Assuming each of Messrs. DiBlasi, Armbruster, van Helden, and Dobak were terminated without cause on December 31, 2007, they would receive the following salaries (equal to nine months of base salary for Messrs. DiBlasi, van Helden, and Dobak, and 12 months of base salary for Mr. Armbruster) pursuant to their letter agreements:

Name	Salary

Mark A. DiBlasi	$206,250
Peter R. Armbruster	$175,100
Brian J. van Helden	$127,500
Scott L. Dobak	$187,500

Severance Arrangements Upon Change of Control

Pursuant to the employment offer letters with Messrs. DiBlasi, van Helden, and Dobak, if the executive officer is terminated immediately following a change of control, we will continue to pay his base salary for a period of nine months following the date of the executive officer’s termination.

Assuming a change in control of our company occurred on December 31, 2007 and each of the executive officers listed below was terminated as a result of the change of control, our executive officers would receive the following salaries (paid over a period of nine months) pursuant to their employment offer letters:

Name	Salary

Mark A. DiBlasi	$206,250
Brian J. van Helden	$127,500
Scott L. Dobak	$187,500

Nonqualified Deferred Compensation

We do not offer any deferred compensation plans for any of our named executive officers.

2008 Incentive Compensation Plan

Our board of directors plans to adopt, subject to approval by our stockholders, a 2008 incentive compensation plan. The incentive plan will terminate no later than (1)          , 2018, or (2) 10 years after the board approves an increase in the number of shares subject to the plan (so long as such increase is also approved by the stockholders). The incentive plan will provide for the grant of nonstatutory stock options, restricted stock awards, stock appreciation rights, phantom stock, dividend equivalents, other stock-related awards and performance awards. Awards may be granted to employees, including executive officers, non-employee directors, and consultants.

Share Reserve

An aggregate of           shares of common stock will initially be reserved for issuance under the incentive compensation plan. The maximum number of shares issuable under the plan shall be cumulatively increased on the first January 1 after the effective date of the incentive compensation plan and each January 1 thereafter for the remainder of the term of the plan by a number of shares equal to the least of (a) 5% of the number of shares issued and outstanding on the immediately preceding December 31, (b) 2,000,000 shares, and (c) a number of shares set by our board of directors.

Certain types of shares issued under the incentive compensation plan may again become available for the grant of awards under the incentive compensation plan, including restricted stock that is repurchased or forfeited prior to it becoming fully vested; shares withheld for taxes; shares that are not issued in connection with an award, such as upon the exercise of a stock appreciation right; and shares used to pay the exercise price of an option in a net exercise.

In addition, shares subject to stock awards that have expired or otherwise terminated without having been exercised in full may be subject to new equity awards. Shares issued under the incentive compensation plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

Administration

Our board of directors will have the authority to administer the incentive compensation plan as the plan administrator. However, our board of directors will have the authority to delegate its authority as plan administrator to one or more committees, including its compensation committee. Subject to the terms of the incentive compensation plan, the plan administrator will determine recipients, grant dates, the numbers and types of equity awards to be granted, and the terms and conditions of the equity awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the purchase price for rights to purchase restricted stock and, if applicable, phantom stock and the strike price for stock appreciation rights.

Grant Limits

To the extent that Section 162(m) applies to the incentive compensation plan, no participant will receive an award for more than 2,000,000 shares in any calendar year. In addition, no participant will receive a performance bonus for more than $5,000,000 per twelve-month period (as adjusted on a straight-line basis for the actual length of the performance period).

Stock Options

Each stock option granted pursuant to the incentive compensation plan must be set forth in a stock option agreement. The plan administrator determines the terms of the stock options granted under the incentive compensation plan, including the exercise price, vesting schedule, the maximum term of the option and the period of time the option remains exercisable after the optionee’s termination of service. The exercise price of a stock option, however, may not be less than the fair market value of the stock on its grant date and the maximum term of a stock option may not be more than ten years. All options granted under the incentive compensation plan will be nonstatutory stock options.

Acceptable consideration for the purchase of common stock issued under the incentive compensation plan will be determined by the plan administrator and may include cash, common stock, a deferred payment arrangement, a broker assisted exercise, the net exercise of the option, and other legal consideration approved by the board of directors.

Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution unless the stock option agreement provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee’s death.

Restricted Stock Awards

Restricted stock awards must be granted pursuant to a restricted stock award agreement. The plan administrator determines the terms of the restricted stock award, including the purchase price, if any, for the restricted stock, and the vesting schedule, if any, for the restricted stock award. The plan administrator may grant shares fully vested as a bonus for the recipient’s past services performed for us. The purchase price for a restricted stock award may be payable in cash, the recipient’s past services performed for us, or any other form of legal consideration acceptable to our board of directors. Shares under a restricted stock award may not be transferred other than by will or by the laws of descent and distribution until they are fully vested or unless otherwise provided for in the restricted stock award agreement.

Stock Appreciation Rights

Each stock appreciation right granted pursuant to the incentive compensation plan must be set forth in a stock appreciation rights agreement. The plan administrator determines the terms of the stock appreciation rights granted under the incentive compensation plan, including the strike price, vesting schedule, the maximum term of the right and the period of time the right remains exercisable after the recipient’s termination of service.

Generally, the recipient of a stock appreciation right may not transfer the right other than by will or the laws of descent and distribution unless the stock appreciation rights agreement provides otherwise. However, the recipient of a stock appreciation right may designate a beneficiary who may exercise the right following the recipient’s death.

Stock Units

Stock unit awards must be granted pursuant to stock unit award agreements. The plan administrator determines the terms of the stock unit award, including any performance or service requirements. A stock unit award may require the payment of at least par value. Payment of any purchase price may be made in cash, the recipient’s past services performed for us, or any other form of legal consideration acceptable to the board of directors. Rights to acquire shares under a stock unit award agreement may not be transferred other than by will or by the laws of descent and distribution unless otherwise provided in the stock unit award agreement.

Dividend Equivalents

Dividend equivalents must be granted pursuant to a dividend equivalent award agreement. Dividend equivalents may be granted either alone or in connection with another award. The plan administrator determines the terms of the dividend equivalent award.

Bonus Stock

The plan administrator may grant stock as a bonus or in lieu of our obligations to pay cash or deliver other property under a compensatory arrangement with one of our service providers.

Other Stock-Based Awards

The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award, the purchase price, if any, the timing of exercise and vesting, and any repurchase rights associated with such awards. Unless otherwise specifically provided for in the award agreement, such awards may not be transferred other than by will or by the laws of descent and distribution.

Performance Awards

The right of a participant to exercise or receive a grant or settlement of an award, and the timing thereof, may be subject to such performance conditions, including subjective individual goals, as may be specified by the plan administrator. In addition, the incentive compensation plan authorizes specific performance awards to be granted to persons whom the plan administrator expects will, for the year in which a deduction arises, be “covered employees” (as defined below) so that such awards should qualify as “performance-based” compensation not subject to the limitation on tax deductibility by us under Section 162(m). For purposes of Section 162(m), the term “covered employee” means our chief executive officer and our four highest compensated officers as of the end of a taxable year determined in accordance with federal securities laws. If, and to the extent required under Section 162(m), any power or authority relating to a performance award intended to qualify under Section 162(m) will be exercised by a committee that qualifies under Section 162(m), rather than by our board of directors. We believe that our compensation committee qualifies for this role under Section 162(m).

Subject to the requirements of the incentive compensation plan, our compensation committee will determine performance award terms, including the required levels of performance with respect to specified business criteria, the corresponding amounts payable upon achievement of such levels of performance, termination and forfeiture provisions, and the form of settlement. One or more of the following business criteria based on our consolidated financial statements or those of our subsidiaries, divisions or business or geographical units will be used by our compensation committee in establishing performance goals for performance awards designed to comply with the performance-based compensation exception to Section 162(m): (1) earnings per share; (2) revenues or margins; (3) cash flows; (4) operating margin; (5) return on net assets, investment, capital, or equity; (6) economic value added; (7) direct contribution; (8) net income; pretax earnings; earnings before interest and taxes; earnings before interest, taxes, depreciation, and amortization; earnings after interest expense and before extraordinary or special items; operating income; income before interest income or expense, unusual items and income taxes, local, state, or federal and excluding budgeted and actual bonuses which might be paid under any of our ongoing bonus plans; (9) working capital; (10) management of fixed costs or variable costs; (11) identification or consummation of investment opportunities or completion of specified projects in accordance with corporate business plans, including strategic mergers, acquisitions or divestitures; (12) total stockholder return; and (13) debt reduction. Any of the above goals may be determined on an absolute or relative basis or as compared to the performance of a published or special index deemed applicable by our compensation committee including, but not limited to, the Standard & Poor’s 500 Stock Index or a group of companies that are comparable to us. Our compensation committee shall exclude the impact of an event or occurrence which our compensation committee determines should appropriately be excluded, including without limitation (1) restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring charges, (2) an event either not directly related to our operations or not within the reasonable control of our management, or (3) a change in accounting standards required by generally accepted accounting principles.

Changes in Control

In the event of certain corporate transactions, all outstanding options and stock appreciation rights under the incentive compensation plan either will be assumed, continued, or substituted by any surviving or acquiring entity. If the awards are not assumed, continued, or substituted for, then such awards shall become fully vested and, if applicable, fully exercisable and will terminate if not exercised prior to the effective date of the corporate transaction. In addition, at the time of the transaction, the plan administrator may accelerate the vesting of such equity awards or make a cash payment for the value of such equity awards in connection with the termination of such awards. Other forms of equity awards such as restricted stock awards may have their repurchase or forfeiture rights assigned to the surviving or acquiring entity. If such repurchase or forfeiture rights are not assigned, then such equity awards may become fully vested. The vesting and exercisability of certain equity awards may be accelerated on or following a change in control transaction if specifically provided in the respective award agreement.

Adjustments

In the event that certain corporate transactions or events (such as a stock split or merger) affects our common stock, our other securities or any other issuer such that the plan administrator determines an adjustment to be appropriate under the incentive compensation plan, then the plan administrator shall, in an equitable manner, substitute, exchange, or adjust (1) the number and kind of shares reserved under the incentive compensation plan, (2) the number and kind of shares for the annual per person limitations, (3) the number and kind of shares subject to outstanding awards, (4) the exercise price, grant price, or purchase price relating to any award and/or make provision for payment of cash or other property in respect of any outstanding award, and (5) any other aspect of any award that the plan administrator determines to be appropriate.

401(k) Plan

We maintain a defined contribution profit sharing plan for our full-time employees, which is intended to qualify as a tax-qualified plan under Section 401 of the Internal Revenue Code. The plan provides that each participant may contribute up to 100% of his or her pre-tax compensation, up to the statutory limit. Additionally, we match 100% of each participant’s contributions up to 4% of his or her pre-tax compensation, up to the statutory limit. Under the plan, each employee is fully vested in his or her deferred salary contributions. The plan also permits us to make discretionary contributions of up to an additional 50% of each participant’s contributions up to 4% of his or her pre-tax compensation, up to the statutory limit, which generally vest over three years. In 2007, we made approximately $939,942 of matching contributions to the plan on behalf of participating employees.

Director Compensation

We intend to use a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on our board of directors. In setting director compensation, we will consider the amount of time that directors spend fulfilling their duties as a director, including committee assignments.

Cash Compensation Paid to Directors

Prior to the closing of this offering, we did not pay our directors any compensation. Going forward, we expect to pay each independent director an annual retainer fee of $     , plus $      for each board meeting attended, $      for each audit committee meeting attended, and $      for each other committee meeting attended, with all meeting fees reduced by     % if attendance is by teleconference. The chairman of the audit committee will receive an extra $      per year over the standard independent director compensation and each other audit committee member will receive an extra $      per year. The chairman of the compensation committee will receive an extra $      per year over the standard independent director compensation and each other compensation committee member will receive an extra $      per year. The chairman of the nominations committee will receive an extra $      per year over the standard independent director compensation and each other nominations committee member will receive an extra $      per year. We will also reimburse each director for travel and related expenses incurred in connection with attendance at board and committee meetings.

Stock-Based Compensation Paid to Directors

Prior to the closing of this offering, we did not pay our directors any stock-based compensation. We expect to grant each independent director options to acquire           shares of our common stock upon the closing of this offering with exercise prices equal to the price at which our common stock is sold to the public in this offering. Going forward, each independent director will receive an annual grant of options to acquire           shares of our common stock.

Certain Relationships and Related Transactions

GTS Merger

Simultaneous with the consummation of this offering, GTS will merge with and into GTS Transportation Logistics, Inc., a wholly owned subsidiary of RRTS, and GTS Transportation Logistics, Inc. will be the surviving corporation and a wholly owned subsidiary of RRTS. As a result of the GTS merger, the stockholders of GTS will become stockholders of RRTS. The merger agreement provides that the issued and outstanding common stock of GTS will be converted into such number of shares of RRTS common stock so that the stockholders of GTS will own     % and the stockholders of RRTS will own     % of the issued and outstanding common stock of RRTS on the effective date of the merger assuming that all RRTS outstanding options and warrants are exercised or converted in accordance with their terms as of the effective date of the merger. Based on the outstanding securities of RRTS and GTS as of June 30, 2008, each outstanding share of GTS common stock will be exchanged for           shares of RRTS common stock.

Upon consummation of the GTS merger, RRTS will assume all outstanding options to purchase GTS common stock issued by GTS to its employees. Each such option outstanding immediately prior to the effective time of the merger will become an option to purchase RRTS common stock, on the same terms, on the basis of     shares of RRTS common stock for each share of GTS common stock for which the option was exercisable, with the option price to be adjusted accordingly.

The obligations of the parties to complete the merger depend on (1) the consummation of this offering; (2) the redemption of RRTS’ Series A preferred stock; (3) the approval of the GTS merger by RRTS’ creditors; (4) the termination of the RRTS and GTS management agreements (described below); (5) the satisfaction of the RRTS senior subordinated notes and GTS credit facility; (6) no GTS stockholder having exercised its appraisal rights pursuant to Delaware law; (7) the representations and warranties of the other party being true and correct in all material respects upon completion of the merger; (8) the other party having performed, in all material respects, all of its agreements and covenants under the merger agreement on or prior to the completion of the merger; (9) the other party having obtained all required corporate approvals of its directors and stockholders; (10) the receipt of all required consents to the transactions contemplated by the merger agreement from governmental, quasi-governmental and private third parties; (11) no suit, action or other proceeding by any governmental agency having been pending or threatened that would restrain or prohibit or seeking damages with respect to the merger; and (12) no proceeding in which any party is involved under any U.S. or state bankruptcy or insolvency law.

Thayer | Hidden Creek is currently the beneficial owner of     % of RRTS’ outstanding common stock and     % of GTS’ outstanding common stock. Eos is currently the beneficial owner of     % of RRTS’ outstanding common stock and will be granted an option by Thayer | Hidden Creek to purchase from Thayer | Hidden Creek up to      shares of GTS common stock, or     % of GTS’ outstanding common stock. Upon consummation of the GTS merger, assuming the exercise in full of such option, Thayer | Hidden Creek will be the beneficial owner of     % of our common stock and Eos will be the beneficial owner of     % of our common stock.

We have attached the Agreement and Plan of Merger, or merger agreement, which is the legal document that governs the merger, as an exhibit to the registration statement of which this prospectus forms a part. The foregoing description of the merger agreement and the transactions contemplated thereby is qualified in its entirety by reference to the full text of the merger agreement.

Management and Consulting Agreements

In April 2005, Dawes Transport, entered into a Management and Consulting Agreement with Thayer | Hidden Creek Management, L.P., an affiliate of Thayer | Hidden Creek. In May 2005, Roadrunner Freight entered into a management and consulting agreement with Thayer | Hidden Creek Management, L.P. as well. In June 2005, each of such agreements was superseded by an amended and restated management and consulting agreement between Dawes Transport, Roadrunner Freight, Thayer | Hidden Creek Management, and Eos Management, Inc., an affiliate of Eos. In March 2007, the amended and restated management and consulting agreement was further amended and restated and superseded by an amended and restated management and consulting agreement among Thayer | Hidden Creek Management, Eos Management, us, Roadrunner Freight, and Sargent, pursuant to which Thayer | Hidden Creek Management and Eos Management provide financial, management, and operations consulting services to these companies. These services include general executive and management, marketing, and human resource services, advice in connection with the negotiation and consummation of agreements, support, and analysis of acquisitions and financing alternatives, and assistance with monitoring compliance with financing arrangements. In exchange for such services, Thayer | Hidden Creek Management and Eos Management are paid aggregate annual management fees, subject to increase upon certain events, of $0.4 million, and are reimbursed for their expenses. Each of Thayer | Hidden Creek Management and Eos Management are also entitled to additional fees for assisting with acquisitions, dispositions, and financings, including this offering. In connection with our acquisitions of Dawes Transport

and Roadrunner Freight, we paid Thayer | Hidden Creek Management and Eos Management aggregate transaction fees of $2.8 million. In 2005, 2006, and 2007, we paid Thayer | Hidden Creek Management and Eos Management aggregate fees of $0.4 million, $0.4 million, and $0, respectively. The management fees for 2007 were deferred and will be paid in connection with the consummation of this offering. Four of our current directors are affiliated with Thayer | Hidden Creek Management, and two of our current directors are affiliated with Eos Management. We expect each of the directors who are affiliated with Eos Management to resign from our board of directors prior to the effectiveness of the registration statement of which this prospectus forms a part. Upon consummation of this offering, we will pay Thayer | Hidden Creek Management and Eos Management an aggregate termination fee of $4.1 million related to the termination of the amended and restated management and consulting agreement.

Real Estate Lease Agreement

In July 2005, Group Transportation Services entered into a lease agreement for its headquarters facility with GTS Services LLC, a company owned by Michael Valentine, one of our key employees and former owner of Group Transportation Services and GTS Direct. The lease was amended on February 28, 2008 in connection with GTS’ acquisition of Group Transportation Services. Under the lease agreement, we lease 24,000 square feet of office space. The initial term of the amended lease expires June 2020. Our current monthly rent under the lease is approximately $31,000, plus our proportionate share of the common area costs. Annual rent under the lease was $0.1 million, $0.2 million, and $0.2 million during the years ended December 31, 2005, 2006, and 2007, respectively.

Stockholders’ Agreements

We are party to agreements with each of our common stockholders, including Thayer | Hidden Creek, Eos, and our executive officers, providing for “piggy back” registration rights. Such agreements provide that if, at any time after the consummation of this offering, we propose to file a registration statement under the Securities Act for any underwritten sale of shares of any of our equity securities, the stockholders may request that we include in such registration the shares of common stock held by them on the same terms and conditions as the securities otherwise being sold in such registration.

In addition to the piggyback registration rights discussed above, Thayer | Hidden Creek, Eos, and certain of our other stockholders have demand registration rights. In March 2007, we entered into a second amended and restated stockholders’ agreement, pursuant to which Thayer | Hidden Creek, Eos, and certain other of our stockholders were granted Form S-3 registration rights. The amended and restated stockholders’ agreement provides that, any time after we are eligible to register our common stock on a Form S-3 registration statement under the Securities Act, Thayer | Hidden Creek, Eos, and certain other of our stockholders may request registration under the Securities Act of all or any portion of their shares of common stock subject to certain limitations. These stockholders are each limited to a total of two of such registrations. In addition, if, at any time after the consummation of this offering, we propose to file a registration statement under the Securities Act for any underwritten sale of shares of any of our equity securities, Thayer | Hidden Creek and the other stockholders party to the amended and restated stockholders’ agreement may request that we include in such registration the shares of common stock held by them on the same terms and conditions as the securities otherwise being sold in such registration.

Transactions with Management

Between June 2005 and April 2007, certain of our executive officers were granted options to purchase an aggregate of           shares of our common stock at a weighted average exercise price of $          , adjusted to reflect the conversion of our Class A common stock into new common stock on a     -for-one basis. The stock options vest over a four-year period, with 25% vesting on the first anniversary of the grant date and 6.25% at the end of each subsequent three-month period thereafter, and are included in the principal and selling stockholders table.

In February 2008, Thayer | Hidden Creek, through GTS, acquired Group Transportation Services and GTS Direct from its sole stockholder, Michael P. Valentine, one of GTS’ directors and its chief executive officer, for a purchase price of $24.1 million. The purchase price, including financing fees of approximately $0.9 million, was financed with proceeds from the sale of common stock by GTS of $13.4 million, the $3.2 million non-cash issuance of common stock, and borrowings under the GTS credit facility of $8.0 million. In addition, Mr. Valentine is entitled to receive earn-out payments of up to $3.5 million through March 2014 based on the operating results of GTS.

Sargent Merger

In March 2007, we acquired Sargent by way of a merger. At that time, Sargent was owned by affiliates of Thayer | Hidden Creek, our largest stockholder. By virtue of the merger, each share of Sargent Transportation Group, Inc. that was not otherwise cancelled pursuant to the terms of the merger agreement was converted into the right to receive two-tenths of a share of our Class A common stock. In addition, we issued warrants to purchase an aggregate of 15,198 shares of our

Class A common stock at a purchase price of $2,000, which expire in 2017. Of such warrants, 15,041 were issued to affiliates of Thayer | Hidden Creek. The warrants will be modified in connection with the amendment to our certificate of incorporation to reflect the recapitalization of our common stock, which will take effect prior to the consummation of this offering. See “Description of Capital Stock.”

Repayment of Senior Subordinated Notes

In March 2007, we issued an aggregate principal amount at maturity of approximately $36.4 million of senior subordinated notes in connection with the merger of Sargent into us. One of the purchasers of our senior subordinated notes was American Capital, Ltd., one of our 5% stockholders included in the principal and selling stockholders table. As of June 30, 2008, the aggregate principal amount of our outstanding senior subordinated notes was $38.1 million. This amount includes $19.0 million owed to American Capital, Ltd., which we intend to pay from the net proceeds of this offering.

Directed Share Program

All members of our board of directors, our executive officers, our full-time employees, and certain other individuals, including members of the immediate family of our board of directors and executive officers, will be eligible to participate in the directed share program described under “Underwriting” at levels that may exceed $120,000. There is no maximum number of shares of our common stock that may be purchased by these individuals.

Other than set forth above, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $120,000, and in which any director, executive officer, or holder of more than 5% of any class of our voting securities and members of such person’s immediate family had or will have a direct or indirect material interest. In the future, our audit committee will be responsible for reviewing, approving, and ratifying any such transaction or series of similar transactions.

Principal and Selling Stockholders

The following table sets forth certain information regarding the beneficial ownership of our common stock on June 30, 2008 by the following:

■	each person known by us to own more than 5% of our common stock;

■	each stockholder selling shares in this offering;

■	each of our directors and executive officers; and

■	all of our directors and executive officers as a group.

Except as otherwise indicated, each person named in the table has sole voting and investment power with respect to all common stock beneficially owned, subject to applicable community property law. Except as otherwise indicated, each person may be reached as follows: c/o Roadrunner Transportation Services Holdings, Inc., 4900 S. Pennsylvania Ave., Cudahy, Wisconsin 53110.

The percentages shown are calculated based on           shares of common stock outstanding on June 30, 2008. The table assumes (i) the recapitalization of all outstanding shares of our Class A common stock and Class B common stock into shares of our common stock on approximately a          -for-one basis, and (ii) the consummation of the GTS merger and the exchange of           shares of our new common stock for all of the outstanding capital stock of GTS. The numbers and percentages shown include the shares of common stock actually owned as of June 30, 2008 (giving effect to the GTS merger) and the shares of common stock that the identified person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of common stock that the identified person or group had the right to acquire within 60 days of June 30, 2008 upon the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by that person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person or group.

	Shares			Shares
	Beneficially			Beneficially
	Owned Prior to			Owned after the
	the Offering		Shares Offered	Offering
Name of Beneficial Owner	Number	Percent	for Sale	Number	Percent

5% Stockholders:

Thayer | Hidden Creek Entities(1)
Eos Funds(2)
American Capital Entities(3)

Directors and Executive Officers:

Mark A. DiBlasi
Peter R. Armbruster
Brian J. van Helden
Scott L. Dobak
Ivor J. Evans
Scott D. Rued(4)
Judith A. Vijums
James F. Forese
Samuel B. Levine(5)
Brian D. Young(5)
Chris H. Carey
All directors and executive officers as a group (11 persons)

*	Less than one percent.
(1)	Represents shares held by Thayer Equity Investors V, L.P., TC Roadrunner-Dawes Holdings, L.L.C., TC Sargent Holdings, L.L.C., Thayer | Hidden Creek Partners II, L.P., and THC Co-investors II, L.P., all of which are affiliates and referred to collectively as the Thayer | Hidden Creek Entities. Includes shares issuable upon exercise of outstanding warrants. Mr. Scott Rued exercises shared voting and dispositive power over all shares held by the Thayer | Hidden Creek Entities. The address of each of the Thayer | Hidden Creek Entities is 1455 Pennsylvania Avenue, N.W., Suite 350, Washington, D.C. 20004.
(2)	Represents shares held by Eos Capital Partners III, L.P. and Eos Partners, L.P., which are affiliates and referred to as the Eos Funds. As a General Partner of Eos Partners, L.P., Mr. Young has voting and investment control over and may be considered the beneficial owner of stock owned by the Eos Funds. As a Managing Director of Eos Management, L.P., Mr. Levine has voting and investment control over and may be considered the beneficial owner of stock owned by the Eos Funds. Mr. Levine disclaims any beneficial ownership of the stock owned by the Eos Funds. The address of each of the Eos Funds is 320 Park Avenue, New York, NY 10022.
(3)	Represents shares held by American Capital, Ltd. and American Capital Equity I, LLC. Mr. exercises sole voting and dispositive power over all shares held by the American Capital Entities. The address of each of the American Capital Entities is 2 Bethesda Metro Center, 14th Floor, Bethesda, MD 20814.
(4)	Represents shares held by the Thayer | Hidden Creek Entities, as described in note 1. Mr. Rued is an officer of certain of the Thayer | Hidden Creek Entities or their affiliates. Accordingly, Mr. Rued may be deemed to beneficially own the shares owned by the Thayer | Hidden Creek Entities. Mr. Rued disclaims beneficial ownership of any such shares in which he does not have a pecuniary interest. The address of Mr. Rued is c/o Thayer | Hidden Creek, 80 South 8th Street, Suite 4508, Minneapolis, Minnesota 55402.
(5)	Represents shares held by the Eos Funds, as described in note 2. As a General Partner of Eos Partners, L.P., Mr. Young has voting and investment control over and may be considered the beneficial owner of stock owned by the Eos Funds. As a Managing Director of Eos Management, L.P., Mr. Levine has voting and investment control over and may be considered the beneficial owner of stock owned by the Eos Funds. Mr. Levine disclaims any beneficial ownership of the shares of stock owned by the Eos Funds. We expect that Messrs. Young and Levine will resign from our board of directors prior to effectiveness of the registration statement of which this prospectus forms a part. The address of Messrs. Young and Levine is c/o Eos, 320 Park Avenue, New York, NY 10022.

Description of Capital Stock

Upon the filing of our amended and restated certificate of incorporation, we will be authorized to issue           shares of common stock, $.01 par value, and           shares of undesignated preferred stock, $.01 par value. The following description of our capital stock reflects the amendment to our certificate of incorporation and bylaws. The description is intended to be a summary and does not describe all provisions of our amended and restated certificate of incorporation or our amended and restated bylaws or Delaware law applicable to us. For a more thorough understanding of the terms of our capital stock, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which will be included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted upon by stockholders. There is no cumulative voting. Subject to preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for that purpose. In the event of the liquidation, dissolution, or winding up of our company, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. The common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions.

Our certificate of incorporation previously authorized the issuance of Class A and Class B common stock. Each holder of record of Class A common stock was entitled to one vote for each share of Class A common stock. The holders of Class B common stock did not have voting rights. Our certificate of incorporation previously provided that each share of Class B common stock would automatically convert into one share of Class A common stock immediately prior to the closing of our initial public offering. The holders of Class A and Class B common stock were entitled to dividends if and when such dividends were declared by our board of directors. In connection with this offering, we are amending and restating our certificate of incorporation to provide for only one class of common stock, and each share of Class A common stock and Class B common stock will be converted into shares of new common stock on a     -for-one basis. We do not intend to declare dividends on our Class A or Class B common stock in connection with the conversion or in connection with this offering.

Warrants

We currently have outstanding warrants to purchase           shares of common stock at an exercise price of $      per share. The warrants expire in March 2017. Unless otherwise indicated, all information in this prospectus relating to the warrants reflects an amendment to our certificate of incorporation and the conversion of our Class A common stock and Class B common stock into a single class of common stock as discussed in the preceding paragraph.

Preferred Stock

Our certificate of incorporation authorizes our board of directors, without any vote or action by the holders of our common stock, to issue preferred stock from time to time in one or more series. Our board of directors is authorized to determine the number of shares and to fix the designations, powers, preferences, and the relative participating, optional, or other rights of any series of preferred stock. Issuances of preferred stock would be subject to the applicable rules of the Nasdaq Stock Market or other organizations on which our securities are then quoted or listed. Depending upon the terms of preferred stock established by our board of directors, any or all series of preferred stock could have preference over the common stock with respect to dividends and other distributions and upon our liquidation. If any shares of preferred stock are issued with voting powers, the voting power of the outstanding common stock would be diluted. No shares of preferred stock are presently outstanding, and we have no present intention to issue any shares of preferred stock.

Our certificate of incorporation previously authorized the issuance of Series A preferred stock. Except with respect to approval of amendments to our certificate of incorporation previously in effect, the holders of our Series A preferred stock did not have voting rights. We, at our option and at any time, were entitled to redeem the Series A preferred stock for an amount equal to $1,000 per share, subject to adjustment to reflect stock splits, reorganizations, and other similar changes. We were obligated to redeem the Series A preferred stock for such amount on November 30, 2012 if such shares were not earlier redeemed. The holders of Series A preferred stock were entitled to annual dividends equal to $40.00 per share, subject to adjustment to reflect stock splits, reorganizations, and other similar changes. In addition, the holders of Series A preferred stock were entitled to receive an amount equal to $1,000 per share in the event of our liquidation or dissolution, subject to adjustment to reflect stock splits, reorganizations, and other similar changes. In connection with this offering, each share of Series A preferred stock will be redeemed for $1,000 per share, for an aggregate redemption price of $5.1 million, including accrued dividends.

Registration Rights

Form S-3 Registration Rights

Upon receipt of a written request from certain of our stockholders party to our amended and restated stockholders’ agreement, we must use our best efforts to file and effect a registration statement with respect to any of the shares of our common stock held by those stockholders. We are not, however, required to effect any such registration if (1) we are not eligible to file a registration statement on Form S-3, (2) the aggregate offering price of the common stock to be registered is less than $1.0 million, or (3) the amount of shares to be registered does not equal or exceed 1% of our then-outstanding common stock. Additionally, we are not required to effect more than two Form S-3 registrations on behalf of each such stockholder. A Form S-3 registration will not be deemed to have been effected for purposes of our stockholders’ agreement unless the registration statement or preliminary or final prospectus, as the case may be, relating thereto (i) has become effective under the Securities Act and remained effective for a period of at least 90 days, and (ii) at least 75% of the common stock requested to be included in such registration is so included.

Incidental Registration Rights

All of our common stockholders are, pursuant to stockholders’ agreements, entitled to include all or part of their shares of our common stock in any of our registration statements under the Securities Act relating to an underwritten offering, excluding registration statements relating to our employee benefit plans or a corporate reorganization. The underwriters of any underwritten offering will have the right to limit the number of securities included in such offering due to marketing reasons. However, if the underwriter reduces the number of securities included in the offering, the reduction in the number of securities held by those stockholders cannot represent a greater percentage of the shares requested to be registered by such stockholders than the lowest percentage reduction imposed upon any other stockholder.

Registration Expenses

We will pay all expenses incurred in connection with the registrations described above, except for underwriting discounts and commissions and the expenses of counsel representing the holders of registration rights.

Indemnification

In connection with all of the registrations described above, we have agreed to indemnify the selling stockholders against certain liabilities, including liabilities arising under the Securities Act.

Anti-Takeover Effects

General

Our certificate of incorporation, our bylaws, and the Delaware General Corporation Law contain certain provisions that could delay or make more difficult an acquisition of control of our company not approved by our board of directors, whether by means of a tender offer, open market purchases, a proxy context, or otherwise. These provisions have been implemented to enable us, particularly but not exclusively in the initial years of our existence as a publicly owned company, to develop our business in a manner that will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our board of directors to be in the best interests of our company and our stockholders. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of our company even if such a proposal, if made, might be considered desirable by a majority of our stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our board of directors.

There is set forth below a description of the provisions contained in our certificate of incorporation and bylaws and the Delaware General Corporation Law that could impede or delay an acquisition of control of our company that our board of directors has not approved. This description is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, as well as the Delaware General Corporation Law.

Authorized but Unissued Preferred Stock

Our certificate of incorporation authorizes our board of directors to issue one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of such series without any further vote or action by our stockholders. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, or other extraordinary transaction. Any issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. The existence of authorized but unissued shares of preferred stock will also enable our board of directors, without stockholder approval, to adopt a “poison pill” takeover defense mechanism. We have no present plans to issue any shares of preferred stock.

Number of Directors; Removal; Filling Vacancies

Our certificate of incorporation and bylaws provide that the number of directors shall be fixed only by resolution of our board of directors from time to time. Our certificate of incorporation provides that directors may be removed by stockholders only both for cause and by the affirmative vote of at least 66 2/3% of the shares entitled to vote. Our certificate of incorporation and bylaws provide that vacancies on the board of directors may be filled only by a majority vote of the remaining directors or by the sole remaining director.

Classified Board

Our certificate of incorporation provides for our board to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our board will be elected each year. See “Management — Board of Directors and Committees.” The provision for a classified board could prevent a party who acquires control of a majority of our outstanding common stock from obtaining control of the board until our second annual stockholders meeting following the date the acquirer obtains the controlling share interest. The classified board provision could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us and could increase the likelihood that incumbent directors will retain their positions.

Stockholder Action

Our certificate of incorporation provides that stockholder action may be taken only at an annual or special meeting of stockholders. This provision prohibits stockholder action by written consent in lieu of a meeting. Our certificate of incorporation and bylaws further provide that special meetings of stockholders may be called only by the chairman of the board of directors or a majority of the board of directors. Stockholders are not permitted to call a special meeting or to require our board of directors to call a special meeting of stockholders.

The provisions of our certificate of incorporation and bylaws prohibiting stockholder action by written consent may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called as provided above. These provisions would also prevent the holders of a majority of the voting power of our stock from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder could not force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to the time our chairman or a majority of the whole board believes such consideration to be appropriate.

Advance Notice for Stockholder Proposals and Director Nominations

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before any annual or special meeting of stockholders and for nominations by stockholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, including, without limitation, Rule 14a-8 under the Exchange Act of 1934, as amended, or the Exchange Act, only such business may be conducted at a meeting of stockholders as has been brought before the meeting by, or at the direction of, our board of directors, or by a stockholder who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. The presiding officer at such meeting has the authority to make such determinations. Only persons who are nominated by, or at the direction of, our board of directors, or who are nominated by a stockholder that has given timely written notice, in proper form, to our Secretary prior to a meeting at which directors are to be elected, will be eligible for election as directors.

Amendments to Bylaws

Our certificate of incorporation provides that only our board of directors or the holders of at least 66 2/3% of the shares entitled to vote at an annual or special meeting of stockholders have the power to amend or repeal our bylaws.

Amendments to Certificate of incorporation

Any proposal to amend, alter, change, or repeal any provision of our certificate of incorporation requires approval by the affirmative vote of a majority of the voting power of all of the shares of our capital stock entitled to vote on such matters, with the exception of certain provisions of our certificate of incorporation that require a vote of at least 66 2/3% of such voting power.

The requirement of a super-majority vote to approve amendments to the certificate of incorporation or bylaws could enable a minority of our stockholders to exercise veto power over an amendment.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation and bylaws limit the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, our certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law. In connection with this offering, we are entering into indemnification agreements with our current directors and executive officers and expect to enter into a similar agreement with any new directors or executive officers.

Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers, or controlling persons pursuant to the provisions described in the preceding paragraph, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. The transfer agent’s address is 59 Maiden Lane, New York, New York 10038 and its telephone number is (877) 777-0800.

Description of Indebtedness

RRTS has outstanding debt under its senior secured credit facility and senior subordinated notes, and GTS has outstanding debt under its credit facility.

RRTS Credit Facility

In March 2005, in connection with our acquisition of Dawes Transport, RRTS entered into a senior secured credit agreement with various lenders. LaSalle Bank National Association (now Bank of America) acted as administrative agent for the lenders. In April 2005, in connection with the acquisition of Roadrunner Freight, RRTS entered into an amendment to a credit agreement with various lenders. LaSalle Bank National Association again acted as administrative agent for the lenders. In June 2005, RRTS and the lenders amended and restated the terms and provisions of both credit agreements and entered into a single senior secured credit agreement. In March 2007, in connection with the merger of Sargent with and into us, we amended and restated the RRTS credit agreement to increase the amount available for borrowings and provide for certain term loans and revolving credit facilities.

We refer to the credit agreement and related documents, as amended through the date of this prospectus, as the RRTS credit facility. As of June 30, 2008, RRTS had approximately $63.2 million outstanding, inclusive of accrued and unpaid interest, under the RRTS credit facility. The RRTS credit facility now consists of the following:

■	term loan facility of $40.0 million, of which approximately $33.5 million was outstanding as of June 30, 2008; and

■	a 5-year revolving credit facility of up to $50.0 million in revolving credit loans, letters of credit, and swingline loans, of which approximately $29.7 million was outstanding as of June 30, 2008.

We are obligated with respect to all amounts owing under the RRTS credit facility. In addition, the RRTS credit facility is:

■	jointly and severally guaranteed by each of RRTS’ subsidiaries;

■	secured by a first priority lien on substantially all of our and each of RRTS’ subsidiaries’ tangible and intangible personal property; and

■	secured by a pledge of all of the capital stock of RRTS and RRTS’ subsidiaries

RRTS’ future domestic subsidiaries will guarantee the RRTS credit facility and secure that guarantee with substantially all of their tangible and intangible personal property.

The RRTS credit facility requires RRTS to meet financial tests, including a maximum consolidated total leverage ratio, a maximum senior leverage ratio, and a minimum fixed charge coverage ratio. In addition, the RRTS credit facility contains negative covenants limiting, among other things, additional liens and indebtedness, transactions with certain stockholders and any affiliates, mergers and consolidations, sales of assets, investments, loans, restricted payments, business activities, issuance of equity, modifications of debt instruments, and other matters customarily restricted in such agreements. The RRTS credit facility contains customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, events of bankruptcy and insolvency, failure of any guaranty or security document supporting the RRTS credit facility to be in full force and effect, and a change of control of RRTS, which for purposes of the RRTS credit facility includes this initial public offering.

The RRTS credit facility includes covenants that require RRTS to, among other things, maintain a specified leverage and fixed charge coverage ratio. RRTS was in compliance with all debt covenants as of June 30, 2008.

Borrowings under the RRTS credit facility bear interest at a floating rate and may be maintained as alternate base rate loans or as LIBOR rate loans. Alternate base rate loans bear interest at (1) the Federal Funds Rate plus 0.5%, and (2) the prime rate, plus the applicable base rate margin, which margin is 1% to 2.5%. LIBOR rate loans bear interest at the LIBOR rate, as described in the RRTS credit facility, plus the applicable LIBOR rate margin, which margin is 2.5% to 4%.

The applicable margins with respect to the term loan facility and the revolving credit facility will vary from time to time in accordance with the terms thereof and agreed upon pricing grids based on RRTS’ consolidated total leverage ratio.

At June 30, 2008, the weighted average interest rate on the RRTS credit facility was 6.7%.

With respect to letters of credit, which may be issued as a part of the revolving loan commitment, the revolver lenders will be entitled to receive a fee equal to the applicable letter of credit rate margin, which margin is 2.5% to 4%. Such letter of credit fees are payable quarterly in arrears.

The RRTS credit facility prescribes that specified amounts must be used to prepay the term loan facility and reduce commitments under the revolving credit facility, including:

■	100% of the net proceeds of any sale or other disposition of any assets by RRTS or any of RRTS’ subsidiaries, subject to exceptions for (i) assets replaced within 180 days after such disposition with another asset that is usual in the business of RRTS and (ii) other dispositions in any fiscal year where the net proceeds of which do not in the aggregate exceed $200,000;

■	100% of the net proceeds of any issuance of indebtedness after the closing date by RRTS or any of RRTS’ subsidiaries, subject to exceptions for permitted debt;

■	100% of the net proceeds from the issuance of equity securities by RRTS or RRTS’ subsidiaries, subject to exceptions; and

■	if RRTS’ consolidated total leverage ratio is over 2.50, 50% of consolidated excess cash flows, for any fiscal year.

In general, any mandatory prepayments as described above will be applied first to prepay the term loan facility, second to prepay the revolving loans, and third to reduce commitments under the revolving credit facility. Prepayments of the term loan facility, voluntary or mandatory, will be applied pro rata to the scheduled installments of the term loan facility. Voluntary prepayments of the RRTS credit facility are permitted. Prepayments of the revolving loans may be reborrowed, subject to the terms and conditions of the RRTS credit facility. Prepayments of the term loan may not be reborrowed.

In connection with this offering, we expect to obtain an amendment and a consent under the RRTS credit facility to, among other things, waive the requirement to use 100% of the net proceeds of this offering to repay indebtedness under the RRTS credit facility and to permit the use of proceeds described under “Use of Proceeds.” We intend to prepay all $      of the term loan outstanding as of the consummation of this offering and $      of the revolving credit facility with a portion of the net proceeds of this offering. See “Use of Proceeds.”

This summary of the RRTS credit facility may not contain all of the information that is important to you and is subject to, and qualified in its entirety by reference to, all of the provisions of the RRTS credit agreement and related documents, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part. See “Where You Can Find Additional Information.”

RRTS Senior Subordinated Notes

The RRTS senior subordinated notes were issued in an aggregate principal amount at maturity of approximately $36.4 million and will mature on September 15, 2012. The senior subordinated notes were issued pursuant to an amended and restated notes purchase agreement dated as of March 14, 2007 between RRTS’ subsidiaries, as issuers, RRTS and Sargent, as guarantors, and the purchasers listed therein, and are subordinated unsecured obligations of RRTS and its subsidiaries. The RRTS senior subordinated notes accrue cash interest of 12% plus a deferred margin that is treated as payment deferred interest and is added to the principal balance of the notes each quarter. The deferred interest ranges from 2.0% to 5.5% depending on RRTS’ total leverage calculation, described in the amended and restated notes purchase agreement. Interest on the senior subordinated notes is payable on the 1st day of January, April, July, and October each year. As of June 30, 2008, there were $38.1 million in aggregate principal amount of senior subordinated notes outstanding.

The senior subordinated notes are prepayable, at RRTS’ option, in whole at any time or in part from time to time, upon not less than five days prior notice; provided, that any such voluntary prepayment shall include the applicable premium, as described in the amended and restated notes purchase agreement, on the amount so prepaid.

We intend to prepay all of the outstanding subordinated notes with a portion of the net proceeds of this offering. See “Use of Proceeds.”

GTS Credit Facility

In February 2008, in connection with the acquisition of Group Transportation Services, GTS entered into a secured credit agreement with various lenders. U.S. Bank National Association acted as administrative agent for the lenders. We refer to the GTS credit agreement and related documents, as amended through the date of this prospectus, as the GTS credit facility. As of June 30, 2008, there was approximately $7.8 million, inclusive of accrued and unpaid interest, outstanding under the GTS credit facility. The GTS credit facility consists of the following:

■	a term loan facility of $8.0 million, of which approximately $7.8 million was outstanding as of June 30, 2008; and

■	a five-year revolving credit facility of up to $3.0 million, none of which was outstanding as of June 30, 2008.

GTS is obligated with respect to all amounts owing under the GTS credit facility. In addition, the GTS credit facility is:

■	jointly and severally guaranteed by each of GTS’ subsidiaries;

■	secured by a first priority lien on substantially all of GTS’ subsidiaries’ tangible and intangible personal property; and

■	secured by a pledge of all of the capital stock and membership interests of GTS its subsidiaries.

The GTS credit facility requires GTS to meet financial tests, cash flows ratios, and fixed charge coverage ratios. GTS was in compliance with all debt covenants as of June 30, 2008. In addition, the GTS credit facility contains negative covenants limiting, among other things, mergers and consolidations, sales of assets, business activities, subsidiary activities, restricted payments, transactions with affiliates, additional liens and indebtedness, and other matters customarily restricted in such agreements. The GTS credit facility contains customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, events of bankruptcy and insolvency, failure of any guaranty or security document supporting the secured credit facility to be in full force and effect, and a change of control of GTS, which for purposes of the credit facility includes the GTS merger.

GTS’ borrowings under the GTS credit facility bear interest at a floating rate and may be maintained as prime rate loans or as LIBOR rate loans. Prime rate loans bear interest at the prime rate, as described in the GTS credit facility, plus the applicable prime rate margin, which margin is 0.5% to 2.0%. LIBOR rate loans bear interest at the LIBOR rate, as described in the GTS credit facility, plus the applicable LIBOR rate margin, which margin is 2.0% to 3.5%.

The applicable margins with respect to the term loan facility and the revolving credit facility will vary from time to time in accordance with the terms thereof and agreed upon pricing grids based on our consolidated cash flow leverage ratio.

At June 30, 2008, the weighted average interest rate on the term loan facility was 6.1%.

With respect to letters of credit, which may be issued as a part of the revolving loan commitment, the revolver lenders will be entitled to receive a fee equal to the applicable letter of credit rate margin, which margin is 2.0% to 3.5%. Such letter of credit fees are payable quarterly in arrears.

The GTS credit facility prescribes that specified amounts must be used to prepay the term loan facility and reduce outstanding revolving loans, including:

■	100% of the net proceeds of any sale or other disposition of assets, subject to certain exceptions, by GTS or any of its subsidiaries, subject to exceptions if the asset is replaced within 180 days after such disposition with another asset that is useful in the business of GTS or any of its subsidiaries and such net proceeds do not exceed $250,000 in the aggregate;

■	100% of the net proceeds of casualty or other insured damage to, or any taking under power of eminent domain or by condemnation or similar proceeding of, any property or asset of GTS or its subsidiaries, subject to exceptions if the net proceeds therefrom have not been applied to (i) repair, restore, or replace such property or asset, or (ii) purchase assets useful in the business of GTS or its subsidiaries, within 180 days after such event and such net proceeds exceed $250,000 in the aggregate; and

■	100% of the net proceeds from the issuance of equity securities, or the receipt by GTS or its subsidiaries of any capital contribution, subject to exceptions described in the GTS credit facility.

In general, any mandatory prepayments as described above will be applied first to prepay the term loan facility, and second to prepay any outstanding revolving loans (without any reduction to the revolving commitments). Prepayments of the term loan facility, voluntary or mandatory, will be applied pro rata to the scheduled installments of principal payments under the term loan facility. Voluntary prepayments of the GTS credit facility are permitted. Prepayments of the revolving loans may be reborrowed, subject to the terms and conditions of the GTS credit facility. Prepayments of the term loan may not be reborrowed.

In connection with this offering, we expect to obtain an amendment and a consent under the GTS credit facility to, among other things, waive the requirement to use 100% of the net proceeds of this offering to repay indebtedness under the GTS credit facility and to permit the use of proceeds described under “Use of Proceeds.” We intend to prepay all $      of the GTS credit facility outstanding as of the consummation of this offering with a portion of the net proceeds of this offering. See “Use of Proceeds.”

This summary of the GTS credit facility may not contain all of the information that is important to you and is subject to, and qualified in its entirety by reference to, all of the provisions of the credit agreement and related documents, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part. See “Where You Can Find Additional Information.”

Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares, or the availability of shares for sale, will have on the market price of our common stock prevailing from time to time. Sales of our common stock in the public market after the restrictions lapse as described below, or the perception that those sales may occur, could cause the prevailing market price to decline or to be lower than it might be in the absence of those sales or perceptions.

Sale of Restricted Shares

Upon completion of this offering, we will have           shares of common stock outstanding, based on           shares of common stock outstanding as of          , 2008. Of these shares, the shares sold in this offering, plus any shares sold upon exercise of the underwriters’ overallotment option, will be freely tradable without restriction under the Securities Act, except for any shares purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. In general, affiliates include executive officers, directors, and 10% stockholders. Shares purchased by affiliates will remain subject to the resale limitations of Rule 144.

The remaining shares outstanding prior to this offering are restricted securities within the meaning of Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which are summarized below.

Taking into account the lock-up agreements, and assuming Robert W. Baird & Co. Incorporated does not release shares from these agreements, the following shares will be eligible for sale in the public market beginning 180 days after the effective date of the registration statement of which this prospectus forms a part (unless the lock-up period is extended as described below and in “Underwriting”):

■	approximately million additional shares held by affiliates will be eligible for sale subject to volume, manner of sale, and other limitations under Rule 144; and

■	approximately additional shares held by non-affiliates will be eligible for sale subject to volume, manner of sale, and other limitations under Rule 144.

Lock-Up Agreements

Our directors, executive officers, and certain stockholders have entered into lock-up agreements in connection with this offering, generally providing that they will not offer, pledge, sell, contract to sell, or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Robert W. Baird & Co. Incorporated. The 180-day restricted period described in the preceding sentence will be extended if:

■	during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or

■	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding sentence will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. Despite possible earlier eligibility for sale under the provisions of Rules 144 and 701, shares subject to lock-up agreements will not be salable until these agreements expire or are waived by Robert W. Baird & Co. Incorporated. These agreements are more fully described in “Underwriting.”

We have been advised by the underwriters that they may at their discretion waive the lock-up agreements; however, they have no current intention of releasing any shares subject to a lock-up agreement. The release of any lock-up would be considered on a case-by-case basis. In considering any request to release shares covered by a lock-up agreement, Robert W. Baird & Co. Incorporated may consider, among other factors, the particular circumstances surrounding the request, including but not limited to the number of shares requested to be released, market conditions, the possible impact on the market for our common stock, the trading price of our common stock, historical trading volumes of our common stock, the reasons for the request and whether the person seeking the release is one of our officers or directors. No agreement has been made between the representatives and us or any of our stockholders pursuant to which Robert W. Baird & Co. Incorporated will waive the lock-up restrictions.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted securities of an issuer that has been subject to the reporting requirements of the Exchange Act for at least six months, and who is not affiliated with such issuer, would be entitled to sell an unlimited number of shares of common stock so long as the issuer has met its public information disclosure requirements. In addition, an affiliated person who has beneficially owned restricted securities for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of the following:

■	1% of the number of shares of common stock then outstanding; or

■	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice, and the availability of current public information about us.

Rule 701

Under Rule 701 as currently in effect, each of our employees, officers, directors, and consultants who purchased shares pursuant to a written compensatory plan or contract is eligible to resell these shares 90 days after the effective date of this offering in reliance upon Rule 144, but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell their shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation, or notice provisions of Rule 144.

Stock Options

We intend to file registration statements under the Securities Act as soon as practicable after the completion of this offering for shares issued upon the exercise of options and shares to be issued under our employee benefit plans. As a result, any options or shares issued exercised under any benefit plan after the effectiveness of the registration statements will also be freely tradable in the public market. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice, and public information requirements of Rule 144 unless otherwise resalable under Rule 701.

Registration Rights

After the completion of this offering, holders of           restricted shares will be entitled to registration rights on these shares for sale in the public market. See “Description of Capital Stock — Registration Rights.” Registration of these shares under the Securities Act would result in their becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration.

Material U.S. Federal Income Tax Considerations For
Non-U.S. Holders of Our Common Stock

The following discussion describes the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership, and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all the potential U.S. federal income tax consequences relating thereto, nor does it address any tax consequences arising under any state, local, or foreign tax laws or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or the IRS, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling from the IRS has been or will be sought with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership, or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of that holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, U.S. expatriates; partnerships and other pass-through entities; “controlled foreign corporations;” “passive foreign investment companies;” corporations that accumulate earnings to avoid U.S. federal income tax; financial institutions; insurance companies; brokers, dealers or traders in securities, commodities or currencies; tax-exempt organizations; tax-qualified retirement plans; persons subject to the alternative minimum tax; persons holding our common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment; real estate investment companies; regulated investment companies; grantor trusts; persons that received our common stock as compensation for performance of services; persons that have a functional currency other than the U.S. dollar; and certain former citizens or residents of the U.S.

For the purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” for U.S. federal income tax purposes. A U.S. person is any of the following:

■	an individual who is a citizen or resident of the United States;

■	a corporation or partnership (or other entity treated as a corporation or a partnership for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

■	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

■	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them.

Distributions on our Common Stock

We have not declared or paid distributions on our common stock since inception and do not intend to pay any distribution on our common stock in the foreseeable future. In the event we do pay distributions on our common stock, however, these payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a tax-free return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero. Any excess will be treated as capital gain.

Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with a U.S. trade or business conducted by such holder generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s U.S. trade or business, the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (or if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a resident of the United States, unless an applicable tax treaty provides otherwise. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

Gain on Disposition of our Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

■	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, or if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

■	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

■	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes (referred to as a “USRPHC”) at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate, but may be offset by U.S. source capital losses.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests with respect to a non-U.S. holder only if the non-U.S. holder actually or constructively holds more than five percent of such regularly traded common stock at any time during the five-year period ending on the date of the disposition. Furthermore, no assurances can be provided that our stock will be regularly traded on an established securities market.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends, together with other information. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, however, generally will not apply to payments of dividends to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI.

Payment of the proceeds from a disposition by a non-U.S. holder of our common stock generally will be subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury, such as by providing a valid IRS Form W-8BEN or W-8ECI, or otherwise establishes an exemption from information reporting and backup withholding. Notwithstanding the foregoing, information reporting and backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Underwriting

We, the underwriters and the selling stockholders, who may be deemed to be underwriters, named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Robert W. Baird & Co. Incorporated and BB&T Capital Markets, a division of Scott & Stringfellow, Inc., are representatives of the underwriters.

Number of
Underwriters	Shares

Robert W. Baird & Co. Incorporated
BB&T Capital Markets, a division of Scott & Stringfellow, Inc. .

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional           shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares from us.

	Per Share		Total
	Without Over-	With Over-	Without Over-	With Over-
	Allotment	Allotment	Allotment	Allotment

Underwriting discounts and commissions paid by us	$	$	$	$
Underwriting discounts and commissions paid selling stockholders	$	$	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $      per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

We and our executive officers and directors and holders of substantially all of our common stock have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Robert W. Baird & Co. Incorporated or in other limited circumstances. Our agreement does not apply to any shares of common stock or securities convertible into or exchangeable for shares of common stock issued pursuant to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be extended if:

■	during the last days of the 180-day restricted period, we issue an earnings release or announce material news or a material event; or

■	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the -day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the          -day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

The underwriters have reserved for sale at the initial public offering price up to           shares of the common stock for employees and directors who have expressed an interest in purchasing common stock in the offering. The maximum number of shares that a participant may purchase in the reserved share program is limited to the participant’s pro rata allocation of the           shares based on the number of shares for which the participant subscribed. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Any persons that choose to participate in the reserved share program will agree with us that, until          , 2008, they will not, unless permitted by us to do so, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares they purchase through the program.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among us, the selling stockholders and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Application has been made to list the common stock on the Nasdaq Global Market under the symbol “RRTS.” In order to meet one of the requirements for listing the common stock on the Nasdaq Global Market, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses.

We and the selling stockholders have agreed or will agree to indemnify the underwriters against certain liabilities under the Securities Act or contribute to payments that the underwriters may be required to make in that respect.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

Syndicate-covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presale of the shares.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus

Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

■	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

■	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

■	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of securities described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the securities have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of the sellers or the underwriters.

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Legal Matters

The validity of the common stock in this offering will be passed upon for us by Greenberg Traurig, LLP, Phoenix, Arizona. Certain legal matters in connection with this offering will be passed upon for the underwriters by Foley & Lardner LLP, Milwaukee, Wisconsin.

Experts

The consolidated balance sheets of Roadrunner Transportation Services Holdings, Inc. and its subsidiaries, (formerly known as Roadrunner Dawes, Inc.) (the “Successor”), as of December 31, 2007 and 2006 and the related consolidated statements of operations, stockholders’ investment and cash flows for the years ended December 31, 2007 and 2006, and for the period from February 22, 2005 (date of inception) through December 31, 2005, and the statement of operations, stockholders’ deficit and cash flows of Dawes Transport, Inc., (the “Predecessor”), for the period from January 1, 2005 through March 31, 2005, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the Successor Company’s adoption of Financial Accounting Standards Board Statement No. 123(R), Share-Based Payments effective January 1, 2006) and have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of Group Transportation Services, Inc. (a subchapter S corporation) and GTS Direct, LLC (a limited liability company) (collectively, “GTS”), both of which are under common ownership and common management, as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion and includes explanatory paragraphs referring to GTS’ adoption of Financial Accounting Standards Board Statement No. 123(R), Share-Based Payments effective January 1, 2006 and the subsequent sale of GTS on February 29, 2008) and is included reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of Sargent Trucking, Inc. and affiliates (collectively, “Sargent”), all of which are under common ownership and common management, as of October 3, 2006 and December 31, 2005 and for the period January 1, 2006 through October 3, 2006 and the year ended December 31, 2005, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the subsequent sale of Sargent on October 4, 2006) and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Roadrunner Freight Systems, Inc. (“Roadrunner”) as of April 29, 2005 and for the period January 1, 2005 through April 29, 2005, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the subsequent sale of Roadrunner on April 29, 2005) and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where You Can Find Additional Information

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to our company and the common stock offered by this prospectus, we refer you to the registration statement, exhibits, and schedules.

Anyone may inspect a copy of the registration statement without charge at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of the registration statement may be obtained from that facility upon payment of the prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

We intend to make available free of charge on our website at www.rrts.com our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, proxy statements, and other information as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on, or connected to, or that can be accessed via our website is not part of this prospectus.

Roadrunner Transportation Services Holdings, Inc. Index To Financial Statements

Page

Roadrunner Transportation Services Holdings, Inc.
Consolidated Financial Statements
As of December 31, 2007 and 2006 and for the Years Ended December 31, 2007 and 2006 and for the period from February 22, 2005 (date of inception) through December 31, 2005
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations	F-4
Consolidated Statements of Stockholders’ Investment	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Condensed Consolidated Financial Statements
Six Months Ended June 30, 2008 and 2007
Condensed Consolidated Balance Sheets (Unaudited)	F-23
Condensed Consolidated Statements of Operations (Unaudited)	F-24
Condensed Consolidated Statements of Cash Flows (Unaudited)	F-25
Notes to Unaudited Condensed Consolidated Financial Statements	F-26
Group Transportation Services, Inc. and GTS Direct, LLC
Combined Financial Statements
As of December 31, 2007 and 2006 and for the Years Ended December 31, 2007, 2006, and 2005
Report of Independent Registered Public Accounting Firm	F-31
Combined Balance Sheets	F-32
Combined Statements of Operations	F-33
Combined Statements of Invested Equity	F-34
Combined Statements of Cash Flows	F-35
Notes to Combined Financial Statements	F-36
Group Transportation Services Holdings, Inc.
Unaudited Condensed Financial Statements
Six Months Ended June 30, 2008 and 2007
Condensed Balance Sheets (Unaudited)	F-41
Condensed Statements of Operations (Unaudited)	F-42
Condensed Statements of Cash Flows (Unaudited)	F-43
Notes to Unaudited Condensed Financial Statements	F-44
Sargent Trucking, Inc.; Big Rock Transportation, Inc.; Midwest Carriers, Inc.; B&J Transportation, Inc.; and Smith Truck Brokers, Inc.
Combined Financial Statements
As of October 3, 2006 and December 31, 2005 and for the period from January 1, 2006 through October 3, 2006 and for the Year Ended December 31, 2005
Report of Independent Registered Public Accounting Firm	F-48
Combined Balance Sheets	F-49
Combined Statements of Operations	F-50
Combined Statements of Stockholders’ Investment	F-51
Combined Statements of Cash Flows	F-52
Notes to Combined Financial Statements	F-53
Roadrunner Freight Systems, Inc.
Financial Statements
As of April 29, 2005 and for the period from January 1, 2005 through April 29, 2005
Report of Independent Registered Public Accounting Firm	F-57
Balance Sheet	F-58
Statement of Operations	F-59
Statement of Stockholders’ Investment	F-60
Statement of Cash Flows	F-61
Notes to Financial Statements	F-62

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Roadrunner Transportation Services Holdings, Inc. and subsidiaries:

We have audited the accompanying consolidated balance sheets of Roadrunner Transportation Services Holdings, Inc. and subsidiaries (formerly Roadrunner Dawes, Inc.) (the “Successor”) as of December 31, 2007 and 2006 and the related consolidated statements of operations, stockholders’ investment, and cash flows for the years then ended and for the period from February 22, 2005 (date of inception) through December 31, 2005. These financial statements are the responsibility of the Successor’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We have also audited the statements of operations, stockholders’ investment, and cash flows of Dawes Transport, Inc. (a subchapter S-Corporation) (the “Predecessor”) for the period from January 1, 2005 through March 31, 2005. These financial statements are the responsibility of the Predecessor’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Successor and the Predecessor are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Successor’s and Predecessor’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Successor’s consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position as of December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for the years then ended and for the period from February 22, 2005 (date of inception) through December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the Predecessor’s financial statements referred to above present fairly, in all material respects, the results of its operations and its cash flows for the period from January 1, 2005 through March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, on January 1, 2006, the Successor adopted Financial Accounting Standards Board Statement No. 123(R), Share-Based Payment.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
July 22, 2008 (September 10, 2008 as to Note 14)

ROADRUNNER TRANSPORTATION SERVICES HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share amounts)

	December 31,
	2007	2006

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$800	$3,052
Accounts receivable, net	52,516	53,955
Deferred income taxes	2,285	2,616
Prepaid expenses and other current assets	6,150	4,805

Total current assets	61,751	64,428

PROPERTY AND EQUIPMENT, NET	5,558	5,275
OTHER ASSETS:
Goodwill	184,846	184,414
Other noncurrent assets	3,725	5,594

Total other assets	188,571	190,008

TOTAL ASSETS	$255,880	$259,711

LIABILITIES, MEZZANINE EQUITY, AND STOCKHOLDERS’ INVESTMENT
CURRENT LIABILITIES:
Current maturities of long-term debt	$5,000	$6,826
Accounts payable	30,332	28,522
Accrued expenses and other liabilities	8,171	8,735
Accrued interest	2,709	399

Total current liabilities	46,212	44,482
LONG-TERM DEBT, net of current maturities	97,420	109,480
OTHER LONG-TERM LIABILITIES	1,613	1,567
PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION	5,000	—

Total liabilities	150,245	155,529

COMMITMENTS AND CONTINGENCIES (NOTE 10)
REDEEMABLE COMMON STOCK
Class A common stock $.01 par value; 1,765 and 1,865 shares issued and outstanding	1,765	1,865
STOCKHOLDERS’ INVESTMENT:
Class A common stock $.01 par value; 97,563 shares issued and outstanding	1	1
Class B common stock $.01 par value; 2,000 shares authorized; 1,892 shares issued and outstanding	—	—
Additional paid-in capital	100,798	100,168
Retained earnings	3,070	2,135
Accumulated other comprehensive income	1	13

Total stockholders’ investment	103,870	102,317

TOTAL LIABILITIES, MEZZANINE EQUITY, AND STOCKHOLDERS’ INVESTMENT	$255,880	$259,711

The accompanying notes are an integral part of these consolidated financial statements.

ROADRUNNER TRANSPORTATION SERVICES HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share amounts)

	Successor			Predecessor
			Period from
			February 22,	Period from
			(date of inception)	January 1
			through	through
	Year Ended December 31,		December 31,	March 31,
	2007	2006	2005	2005
Revenues, net	$538,007	$399,441	$250,950	$43,428
Operating expenses:
Purchased transportation costs	425,568	302,296	180,920	30,225
Personnel and related benefits	55,354	49,716	33,138	12,197
Other operating expenses	37,311	33,033	22,280	4,957
Depreciation and amortization	1,840	1,072	556	145
Restructuring expense	—	—	646	—

Total operating expenses	520,073	386,117	237,540	47,524

Operating income (loss)	17,934	13,324	13,410	(4,096)
Interest expense	13,937	11,457	7,529	288
Loss on early extinguishment of debt	1,608	—	3,239	—

Income (loss) before provision for income taxes	2,389	1,867	2,642	(4,384)
Provision for income taxes	1,294	1,184	1,190	—

Net income (loss) before preferred dividends	1,095	683	1,452	(4,384)
Preferred dividends	160	—	—	—

Net income (loss) available to common stockholders	$935	$683	$1,452	$(4,384)

Earnings per share available to common stockholders:
Basic	$9.24	$7.73	$17.22	$(822.05)

Diluted	$9.23	$7.73	$17.22	$(822.05)

Weighted average common stock outstanding:
Basic	101,220	88,437	84,315	5,333

Diluted	101,354	88,437	84,315	5,333

The accompanying notes are an integral part of these consolidated financial statements.

ROADRUNNER TRANSPORTATION SERVICES HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ INVESTMENT

(Dollars in thousands, except share amounts)

						Retained	Total
	Class A		Class B		Additional	Earnings/	Stockholders’
	Common Stock		Common Stock		Paid-In	(Accumulated	Investment
PREDECESSOR	Shares	Amount	Shares	Amount	Capital	Deficit)	(Deficit)

BALANCE, January 1, 2005	100	$14	5,233	$—	$788	$263	$1,065
Net loss						(4,384)	(4,384)

BALANCE, March 31, 2005	100	$14	5,233	$—	$788	$(4,121)	$(3,319)

							Accumulated
	Class A		Class B		Additional		Other	Total
	Common Stock		Common Stock		Paid-In	Retained	Comprehensive	Stockholders’
SUCCESSOR	Shares	Amount	Shares	Amount	Capital	Earnings	Income	Investment

BALANCE, February 22, 2005 (date of inception)	—	$—	—	$—	$—	$—	$—	$—
Issuance of common stock and merger of THC	80,658	1	1,892	—	82,549			82,550
Comprehensive income:
Net change in unrealized gains on cash flow hedges (net of tax of $21)							34	34
Net income						1,452		1,452

Total comprehensive income								1,486

BALANCE, December 31, 2005	80,658	$1	1,892	$—	$82,549	$1,452	$34	$84,036

Share-based compensation					714			714
Issuance of common stock and merger of STG	16,905				16,905			16,905
Comprehensive income:
Net change in unrealized gains and losses on cash flow hedges (net of tax of $13)							(21)	(21)
Net income						683		683

Total comprehensive income								662

BALANCE, December 31, 2006	97,563	$1	1,892	$—	$100,168	$2,135	$13	$102,317

Share-based compensation					655			655
Purchase and cancellation of common stock					(25)			(25)
Comprehensive income:
Net change in unrealized gains and losses (net of tax of $1)							(12)	(12)
Net income before preferred dividends						1,095		1,095

Total comprehensive income								1,083
Preferred dividends ($32 per share)						(160)		(160)

BALANCE, December 31, 2007	97,563	$1	1,892	$—	$100,798	$3,070	$1	$103,870

The accompanying notes are an integral part of these consolidated financial statements.

ROADRUNNER TRANSPORTATION SERVICES HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Successor			Predecessor
			Period from
			February 22,	Period from
			(date of inception)	January 1
	Year Ended		through	through
	December 31,		December 31,	March 31,
	2007	2006	2005	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) before preferred dividends	$1,095	$683	$1,452	$(4,384)
Adjustments to reconcile net income (loss) before preferred dividends to net cash provided by (used in) operating activities:
Depreciation and amortization	2,290	1,565	995	145
Loss on early extinguishment of debt	1,608	—	3,239	—
Deferred interest	1,261	717	402	246
Loss on disposal of buildings and equipment	165	23	—	—
Share-based compensation	655	714	—	—
Provision for bad debts and freight bill adjustments	349	807	1,216	81
Provision for deferred taxes	1,054	1,184	1,190	—
Changes in:
Accounts receivable	1,090	(2,591)	(1,287)	1,422
Prepaid expenses and other assets	530	2,079	1,766	437
Accounts payable	1,810	5,051	(533)	(2,896)
Accrued expenses	1,747	(374)	562	345
Other liabilities	(1,184)	(342)	117	(2,216)

Net cash provided by (used in) operating activities	12,470	9,516	9,119	(6,820)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of businesses, net of cash acquired	—	(41,190)	(178,107)	—
Additional purchase price for acquisition earnouts	(1,349)	—	—	(15)
Capital expenditures	(1,867)	(1,052)	(1,531)	(144)
Proceeds from sale of buildings and equipment	29	385	—	—

Net cash used in investing activities	(3,187)	(41,857)	(179,638)	(159)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of stock	—	17,120	84,700	—
Repurchase and retirement of stock	(125)	(500)	—	—
Net borrowings under revolving credit facilities	16,325	1,175	—	8,510
Long-term debt borrowings	40,000	27,904	184,374	—
Long-term debt payments	(66,490)	(10,522)	(91,654)	(145)
Payment of debt financing fees	(1,245)	(892)	(5,793)	—
Distributions to stockholders	—	—	—	(1,335)

Net cash provided by (used in) financing activities	(11,535)	34,285	171,627	7,030

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,252)	1,944	1,108	51
CASH AND CASH EQUIVALENTS:
Beginning of period	3,052	1,108	—	130

End of period	$800	$3,052	$1,108	$181

SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash paid for interest	$9,964	$9,947	$6,616	$86
Cash paid for income taxes (net of refunds)	$118	$(1,841)	$—	$—
Noncash conversion of notes payable to preferred stock	$5,000	$—	$—	$—
Noncash notes payable issued for acquisition of business	$—	$5,000	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Roadrunner Transportation Services Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1.	Significant Accounting Policies

Organization and Nature of Business

At the close of business on March 31, 2005, Dawes Transport, Inc. (“Dawes”) was acquired by and became a wholly-owned subsidiary of Dawes Holding Corporation (“DHC”), an entity controlled by Thayer Equity Investors V, L.P. (“Thayer V”) (the “Transaction”). The accompanying consolidated statements of operations, stockholders’ investment and cash flows are presented for two periods, Predecessor and Successor, which relate to the period of operations preceding the Transaction and the period of operations succeeding the Transaction, respectively. DHC was formed on February 22, 2005 and there were no substantive operations from date of inception until the Transaction on March 31, 2005. DHC, or its successors as later renamed, is herein referred to as the “Successor.” Dawes is herein referred to as “Predecessor.” As a result of the application of purchase accounting, the Successor balances and amounts presented in the consolidated financial statements and footnotes are not comparable with those of the Predecessor.

At the close of business on April 29, 2005, the controlling stockholder of DHC through Thayer LTL Holding Corp. (“THC”), acquired all of the outstanding capital stock of Roadrunner Freight Systems, Inc. (“Roadrunner”). On June 3, 2005, THC merged into DHC and DHC changed its name to Roadrunner Dawes, Inc. (“RDS”).

On October 4, 2006, the controlling stockholder of RDS through Sargent Transportation Group, Inc. (“STG”) acquired all of the outstanding capital stock of Big Rock Transportation, Inc., Midwest Carriers, Inc., Sargent Trucking, Inc., B&J Transportation, Inc., and Smith Truck Brokers, Inc. (collectively, “Sargent”). On March 14, 2007, STG merged with RDS and are collectively referred to herein as the “Company.” At the time of the merger, each STG share was converted into two-tenths of a share of the Company’s Class A common stock. In addition, 10-year warrants to purchase 15,198 shares of the Company’s Class A common stock at a purchase price of $2,000 per share were issued to the existing stockholders of STG. Additionally, the Company converted $5.0 million of subordinated notes payable to the former owners of Sargent into $5.0 million of Company preferred stock.

The Company is headquartered in Cudahy, Wisconsin. RDS operates as a common and contract motor carrier pursuant to U.S. Department of Transportation authority and is engaged primarily in transportation of less-than-truckload shipments. RDS has 18 terminals and operates throughout the United States. Sargent operates as a transportation and brokerage business from twelve offices throughout the continental United States and Canada.

On June 13, 2008, the Company changed its name to Roadrunner Transportation Services Holdings, Inc. (“RRTS”) to reflect the Company’s comprehensive service offerings.

Principles of Consolidation

Consistent with the provisions of Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS 141”), transfers of net assets or exchanges of equity interests between entities under common control do not constitute business combinations. Because Roadrunner and DHC had the same controlling stockholder immediately before and after the merger on June 3, 2005 (the “Roadrunner Merger”), the Roadrunner Merger has been accounted for as a combination of entities under common control on a historical cost basis in a manner similar to a pooling of interests. Likewise, because RDS and STG had the same controlling stockholder immediately before and after the March 14, 2007 merger (the “STG Merger”), the STG Merger has also been accounted for as a combination of entities under common control on a historical cost basis in a manner similar to a pooling of interests. In accordance with SFAS 141, the accompanying financial statements of the Company have been prepared as if the Roadrunner Merger and the STG Merger had occurred on April 29, 2005, and October 4, 2006, the dates of common control, respectively. Accordingly, the accompanying consolidated financial statements include the results of operations of Roadrunner from April 29, 2005 and of STG from October 4, 2006. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Company adopted the provisions of SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information (“SFAS 131”), which establishes accounting standards for segment reporting.

The Company’s chief operating decision maker, the chief executive officer, assesses performance and makes resource allocation decisions of the business as two SFAS 131 segments: a less-than truckload segment (“LTL”) and a truckload brokerage segment (“TL”).

Cash and Cash Equivalents

Cash equivalents are defined as short-term investments that have an original maturity of three months or less at the date of purchase and are readily convertible into cash. The Company maintains cash in several banks and, at times, the balances may exceed federally insured limits. The Company does not believe it is exposed to any material credit risk on cash. As of December 31, 2007 and 2006, approximately $11.9 million and $10.5 million, respectively, of checks drawn in excess of book balances were classified as accounts payable in the accompanying consolidated balance sheets. Cash equivalents consist of overnight investments in an interest bearing sweep account.

Accounts Receivable

Accounts receivable represent trade receivables from customers and are stated net of an allowance for doubtful accounts and pricing allowances of approximately $1.4 million and $1.7 million as of December 31, 2007 and 2006, respectively. Management estimates the portion of accounts receivable that will not be collected and accounts are written off when they are determined to be uncollectible. Accounts receivable are uncollateralized and are generally due 30 days from the invoice date.

Valuation and Qualifying Accounts

The Company provides reserves for accounts receivable. The rollforward of the allowance for doubtful accounts is as follows (in thousands):

	Successor			Predecessor
			Period from
			February 22, (date	Period from
			of inception)	January 1
	Year Ended		through	through
	December 31,		December 31,	March 31,
	2007	2006	2005	2005
Beginning balance	$1,703	$1,714	$—	$413
Provision, charged to expense	349	807	1,216	81
Write-offs, less recoveries	(615)	(957)	(522)	(31)
Acquired allowance	—	139	1,020	—

Ending balance	$1,437	$1,703	$1,714	$463

Property and Equipment

Property and equipment are stated at cost. Maintenance and repair costs are charged to expense as incurred. For financial reporting purposes, depreciation is calculated using the straight-line method over the following estimated useful lives:

Buildings and leasehold improvements	5 - 15 years
Furniture and fixtures	5 years
Equipment	5 years

Accelerated depreciation methods are used for tax reporting purposes.

Life Insurance

The Company maintains a life insurance policy which names the Company as beneficiary. The total face value of the life insurance policy was $9.5 million at December 31, 2007 and 2006. The cash surrender value, net of policy loan, was $59,000 and $29,000 at December 31, 2007 and 2006, respectively, and has been classified in the consolidated balance sheets as a component of other noncurrent assets.

Goodwill and Other Intangibles

Goodwill and other intangible assets result from business acquisitions and have been accounted for in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangibles (“SFAS 142”) and SFAS 141. The Company accounts for business acquisitions by assigning the purchase price to tangible and intangible assets and liabilities. Assets acquired and liabilities assumed are recorded at their fair values and the excess of the purchase price over amounts assigned is recorded as goodwill.

SFAS 142 provides specific guidance for testing goodwill and indefinite lived intangible assets for impairment. Goodwill is tested for impairment at least annually using a two-step process that begins with an estimation of the fair value at the

“reporting unit” level. The Company’s reporting units are its operating segments as this is the lowest level for which discrete financial information is prepared and regularly reviewed by management. The first step is a screen for potential impairment and the second measures the amount of the impairment, if any. No goodwill impairments were identified in 2007, 2006 or 2005.

Debt Issue Costs

Debt issue costs represent costs incurred in connection with the financing agreements described in Note 5. The debt issue costs aggregate to $1.7 million and $2.5 million at December 31, 2007 and 2006, respectively, and have been classified in the consolidated balance sheets as other noncurrent assets. Such costs are being amortized over the expected life of the financing using the effective interest rate method.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), Share-Based Payment, (“SFAS 123(R)”) using the modified prospective method of accounting (see Note 7). Accordingly, share based payment awards granted on or after January 1, 2006 have been accounted for at fair value in accordance with the recognition and measurement provisions of SFAS 123(R); share based payment awards granted prior to January 1, 2006 were accounted for using the intrinsic value method in accordance with the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, (“APB 25”), as permitted by SFAS No. 123, Accounting for Stock-Based Compensation, (“SFAS 123”).

The Company’s share based payment awards are comprised of stock options. Under the intrinsic value method, compensation cost for the Company’s stock options was measured and recognized as the excess, if any, of the estimated market price of the stock at grant date over the amount paid to acquire stock. Under SFAS 123(R), compensation cost for the Company’s stock options is measured and recognized at fair value using the Black Scholes option-pricing model.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes (“SFAS 109”), which requires an asset and liability approach to financial accounting and reporting for income taxes. In accordance with SFAS 109, deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense (benefit) is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS 109. FIN 48 prescribes a recognition threshold and measurement process for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN 48, the Company’s policy is to record any interest and penalties as a component of the income tax provision.

Fair Value of Financial Instruments

Fair values of cash, accounts receivable and accounts payable approximate cost. The estimated fair value of long-term debt has been determined using market information and valuation methodologies, primarily discounted cash flows analysis. These estimates require considerable judgment in interpreting market data, and changes in assumptions or estimation methods could significantly affect the fair value estimates. Based on the borrowing rates currently available to the Company for loans with similar terms and average maturities, the estimated fair value of the subordinated debt was $39.4 million and $34.7 million and the estimated fair value of the senior debt approximates carrying value at December 31, 2007 and 2006, respectively.

Revenue Recognition

The Company records revenue when all of the following have occurred: an agreement of sale exists; pricing is fixed or determinable; delivery has occurred; and the Company’s obligation to fulfill a transaction is complete and collection of revenue is reasonably assured.

In accordance with Emerging Issues Task Force Issue 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, the Company recognizes revenue on a gross basis, as opposed to a net basis, because it bears the risks and benefits associated with revenue-generated activities by, among other things, (1) acting as a principal in the transaction, (2) establishing prices, (3) managing all aspects of the shipping process and (4) taking the risk of loss for collection, delivery and returns.

Insurance

The Company uses a combination of purchased insurance and self-insurance programs to provide for the cost of vehicle cargo and workers’ compensation claims. The portion of self-insurance accruals relates primarily to vehicle claims that are expected to be payable over several years. The Company periodically evaluates the level of insurance coverage and adjusts insurance levels based on risk tolerance and premium expense.

The measurement and classification of self-insured costs requires the consideration of historical cost experience, demographic and severity factors, and judgments about the current and expected levels of cost per claim and retention levels. These methods provide estimates of the liability associated with claims incurred as of the balance sheet date, including claims not reported. The Company believes these methods are appropriate for measuring these highly judgmental self-insurance accruals. However, the use of any estimation method is sensitive to the assumptions and factors described above, based on the magnitude of claims and the length of time from incurrence of the claims to ultimate settlement. Accordingly, changes in these assumptions and factors can materially affect actual costs paid to settle the claims and those amounts may be different than estimates.

Restructuring Expenses

In connection with the merger of THC and DHC, RDS incurred certain restructuring costs in 2005 related to the closure of two of its Dawes terminals, the relocation of its corporate headquarters and the termination of certain Dawes employees.

Derivative Financial Instruments

The Company accounts for derivative instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), as amended. In accordance with SFAS 133, the Company reports all derivative financial instruments on its balance sheet at fair value and has established criteria for designation and evaluation of effectiveness of transactions entered into for hedging purposes. The Company employs from time to time derivative financial instruments to manage its exposure to interest rate changes and to limit the volatility and impact of interest rate changes on earnings and cash flows. The Company does not enter into other derivative financial instruments for trading or speculative purposes. The Company faces credit risk if the counterparties to these transactions are unable to perform their obligations. However, the Company seeks to minimize this risk by entering into transactions with counterparties that are major financial institutions with high credit ratings.

The Company records unrealized gains and losses on two interest rate cap agreements that were designated as cash flow hedges in accumulated other comprehensive income (loss) on the consolidated balance sheets, to the extent that hedges are effective. For derivative financial instruments which do not qualify as cash flow hedges, any changes in fair value would be recorded in the consolidated statements of operations.

The Company may at its discretion terminate or de-designate any such hedging instrument agreements prior to maturity. At that time, any gains or losses previously reported in accumulated other comprehensive income (loss) on termination would be amortized into interest expense or interest income to correspond to the recognition of interest expense or interest income on the hedge debt. If such debt instrument was also terminated, the gain or loss associated with the terminated derivative included in accumulated other comprehensive income (loss) at the time of termination of the debt would be recognized in the consolidated statement of operations at that time. On January 1, 2008, the Company de-designated these interest rate cap agreements and future gains and losses related to the change in fair value will be recognized in the statement of operations.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. The new standard focuses on the inputs used to measure fair value and the effect, if any, on the changes in net assets for the period. SFAS 157 is effective for the Company for the year ending December 31, 2008. Effective January 1, 2008, the Company adopted this standard; this adoption did not have a material effect on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). This standard expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for the Company for the year ended December 31, 2008. The Company has not elected to use fair value for measuring financial assets and financial liabilities.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51, Consolidated Financial Statements (SFAS 160). SFAS 160 establishes accounting and reporting guidance for a noncontrolling ownership interest in a subsidiary and deconsolidation of a subsidiary. The standard requires that a noncontrolling ownership interest in a subsidiary be reported as equity in the consolidated statement of financial position and any related net income attributable to the parent be presented on the face of the consolidated statement of income. SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The Company will be required to adopt SFAS 160 on January 1, 2009, and does not expect the standard to have a material effect on its financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. SFAS 141R is applicable to prospective business combinations and therefore has no effect on the Company’s current consolidated financial statements.

2.	Acquisitions

DHC acquired all of the outstanding capital stock of Dawes at the close of business on March 31, 2005. Total consideration, net of cash acquired of approximately $0.4 million, was $85.6 million. The acquisition price, and financing fees of approximately $2.4 million, was financed with proceeds from the sale of common stock by DHC of $42.4 million and borrowings under credit facilities of $46.0 million.

On April 29, 2005, the controlling stockholder of DHC formed THC and acquired all of the capital stock of Roadrunner for total consideration, net of cash acquired of approximately $0.8 million, of $92.6 million. The acquisition price, and financing fees of approximately $1.4 million, was financed with proceeds from the sale of common stock by THC of $42.2 million and borrowings under credit facilities of $52.6 million.

On June 3, 2005 (the “Merger Date”), THC was merged into DHC and DHC changed its name to Roadrunner Dawes, Inc. The stockholders of THC received one share of RDS’ common stock for each share of THC they owned. As a result, Dawes and Roadrunner became wholly-owned subsidiaries of RDS as of the Merger Date. Concurrently with the Merger, RDS and its subsidiaries entered into financing agreements, the proceeds of which were used to retire amounts outstanding under the former credit facilities of Dawes and Roadrunner existing or entered into at the time of their respective acquisitions (see Note 5).

When the controlling stockholder acquired Dawes on March 31, 2005 and Roadrunner on April 29, 2005, push down accounting was used to record the new basis of Dawes and Roadrunner. The assets and liabilities were recorded at their estimated fair values as of the respective dates of acquisition with the excess purchase price over the estimated fair value of net assets being recorded as goodwill. The following is a summary of the final allocation of the purchase price paid to the fair value of the net assets of Dawes and Roadrunner as of their acquisition dates (in thousands):

	Dawes	Roadrunner

Accounts receivable	$16,101	$12,596
Prepaid expenses and other current assets	3,150	5,976
Property and equipment	1,666	2,162
Goodwill	75,439	83,900
Other noncurrent assets	1,291	2,671
Accounts payable and other liabilities	(12,091)	(14,754)

Total	$85,556	$92,551

The goodwill recorded in connection with the Dawes acquisition is deductible for tax purposes. The goodwill recorded in connection with the Roadrunner acquisition is not deductible for tax purposes.

On October 4, 2006, STG acquired the capital stock of Sargent. Total consideration, net of cash acquired of approximately $2.2 million, and before impact of any contingent earnout consideration was $46.2 million. The acquisition price and related financing fees of approximately $0.9 million were financed with proceeds from the sale of common stock by STG of $16.9 million, borrowings under credit facilities of $26.5 million and a note payable to the former owners of Sargent of $5.0 million. The note payable was subsequently converted to preferred stock.

In addition to the cash paid at closing, the agreement calls for contingent consideration in the form of an earnout. The former owners of Sargent will receive a payment equal to the amount by which Sargent’s earnings before income taxes, depreciation and amortization (“EBITDA”), as defined in the earnout agreement, exceeds $8.0 million in a given year for four years beginning with the calendar year ending December 31, 2006. The payments will be allocated to goodwill if and when they are earned. The earnouts earned for 2007 of $0.4 million and for 2006 of $3.0 million are included in the accompanying consolidated balance sheets in liabilities and goodwill. In accordance with the agreement, 50% of the earnout is currently due with the balance due in April 2012. In 2007, $1.3 million was paid out which represented 50% of the 2006 earnout earned. Cumulatively, gross earnout earned was $3.4 million of which $1.1 million has been offset by a loan guarantee settlement, $1.3 million has been paid to date and $1.0 million is accrued in the accompanying consolidated balance sheets.

When Sargent was acquired on October 4, 2006, push down accounting was used to record the new basis of Sargent. The assets and liabilities were recorded at their estimated fair values as of the acquisition date with the excess purchase price over the estimated fair value of net assets being recorded as goodwill. The following is a summary of the final allocation of the purchase price paid, exclusive of any earnout amounts, to the fair value of the net assets of Sargent as of the acquisition date (in thousands):

Accounts receivable	$23,779
Prepaid expenses and other current assets	1,442
Property and equipment	900
Goodwill	22,080
Customer relationship intangible asset	1,800
Other noncurrent assets	988
Accounts payable and other liabilities	(4,799)

Total	$46,190

The goodwill and other intangibles recorded in connection with the Sargent acquisition are deductible for tax purposes.

The customer relationship intangible asset is being amortized straight line over its 5-year useful life and has a net book value of $1.4 million as of December 31, 2007. Amortization expense of $0.5 million is included in depreciation and amortization in the consolidated statements of operations for the year ended December 31, 2007. Estimated amortization expense is $0.4 million per year for the period from 2008 through 2010 and $0.3 million in 2011, the final year of amortization.

3.	Property and Equipment

Property and equipment consisted of the following at December 31 (in thousands):

	2007	2006

Land and improvements	$47	$47
Buildings and leasehold improvements	1,099	1,018
Furniture and fixtures	3,897	2,882
Equipment	3,357	2,922

Gross property and equipment	8,400	6,869
Less: Accumulated depreciation	(2,842)	(1,594)

Property and equipment, net	$5,558	$5,275

Depreciation expense for the years ended December 31, 2007 and 2006 and for the period February 22, 2005 (date of inception) through December 31, 2005 was $1.4 million, $1.1 million, and $0.6 million, respectively.

4.	Goodwill

Goodwill represents the excess of the purchase price of Dawes, Roadrunner, and Sargent over the estimated fair value of the net assets acquired. The Company performs an annual assessment to determine if there is an impairment in the amount of the recorded goodwill.

The Company changed the date of its annual goodwill impairment test under SFAS 142 in 2007 from December 31 to July 1. The change in the annual impairment test date was made as July 1 better approximates the Company’s internal budgeting and forecasting process. The Company believes that the resulting change in accounting principle related to the annual testing date will not delay, accelerate or avoid an impairment charge. The Company determined that the change in accounting principle related to the annual testing date is preferable under the circumstances and does not result in adjustments to the Company’s financial statements when applied retrospectively.

The Company concluded there was no impairment as of July 1, 2007 and December 31, 2006.

The following is a rollforward of the goodwill balance from December 31, 2005 to December 31, 2007 by reportable segment (in thousands):

	LTL	TL

Goodwill balance as of December 31, 2005	$159,256	$—
Goodwill acquired for Sargent during the period	—	22,080
Purchase accounting adjustments	83	2,995

Goodwill balance as of December 31, 2006	159,339	25,075
Purchase accounting adjustments	—	432

Goodwill balance as of December 31, 2007	$159,339	$25,507

Purchase accounting adjustments include the finalization of estimates related to pre-acquisition contingencies and the earnout earned related to the Sargent acquisition (see Note 2).

5.	Long-Term Debt and Interest Rate Caps

Long-Term Debt

Long-term debt consisted of the following at December 31 (in thousands):

	2007	2006

Senior debt:
Revolving credit facility	$29,000	$12,675
Term loan	36,000	62,490
Subordinated debt:
Subordinated notes	37,420	36,141
Subordinated notes payable to former Sargent owners	—	5,000

Total debt	102,420	116,306
Less: Current maturities	(5,000)	(6,826)

Total long-term debt, net of current maturities	$97,420	$109,480

On June 3, 2005 in connection with the Roadrunner Merger, RDS entered into a senior revolving credit facility at LIBOR plus an applicable margin or, at the Company’s option, prime plus an applicable margin, that consisted of a term loan A and a term loan B. Borrowings under the senior credit agreement were secured by all assets of RDS. The revolving credit facility had a term of five years and provided for total borrowings of up to $15.0 million subject to a borrowing base of eligible accounts receivable, as defined. Interest was payable quarterly at LIBOR plus an applicable margin or, at RDS’ option, prime plus an applicable margin. At December 31, 2006, the interest rate on the revolving credit facility and term loan was LIBOR (5.4% at December 31, 2006) plus 3.75%. At December 31, 2006, the availability under the revolving credit agreement was approximately $7.8 million. The revolving credit facility also provided for the issuance of up to $6.0 million in letters of credit. As of December 31, 2006, RDS had outstanding letters of credit totaling $3.0 million.

Proceeds from borrowings under the credit facilities described above were used to retire amounts outstanding under former financing facilities that were established in connection with the acquisitions of Dawes and Roadrunner. The unamortized portion of fees related to the former financing facilities of $3.2 million was written off as of June 3, 2005 in connection with the extinguishment of these financing facilities and is reflected as a loss on early extinguishment of debt in the accompanying consolidated statements of operations.

On October 4, 2006, in connection with the acquisition of Sargent, STG entered into a credit agreement (the “STG Agreement”). The STG Agreement, which was secured by all assets of Sargent, included a $25.0 million revolving credit facility and a $15.0 million term loan. The revolving credit facility and term loan had a term of five years and interest was payable quarterly at LIBOR plus an applicable margin or, at STG’s option, prime plus an applicable margin. At December 31, 2006, the interest rate on the revolving credit facility and term loan was LIBOR (5.4% at December 31, 2006) plus 3%. Availability under the revolving credit facility was subject to a borrowing base of eligible accounts receivable, as defined. At December 31, 2006, the availability under the revolving credit facility was approximately $8.1 million. The revolving credit facility also provided for the issuance of up to $10.0 million in letters of credit. As of December 31, 2006, STG had outstanding letters of credit totaling $0.2 million. In addition, STG entered into an 8% note payable in the amount of $5.0 million to the former owners of Sargent. Interest was payable annually with the principal balance due in 2012.

On March 14, 2007, in connection with the STG Merger, the Company entered into an amended and restated credit agreement (the “Agreement”). The Agreement, which is secured by all assets of the Company, includes a $50.0 million revolving credit facility and a $40.0 million term loan. The revolving credit facility and the term loan mature in 2012. Availability under the revolving credit facility is subject to a borrowing base of eligible accounts receivable, as defined in the Agreement. Interest is payable quarterly at LIBOR plus an applicable margin or, at the Company’s option, prime plus an applicable margin. Principal is payable in quarterly installments ranging from $1.3 million per quarter in 2008 increasing to $1.8 million per quarter through December 31, 2011 and a final payment of $12.5 million due in 2012. The revolving credit facility also provides for the issuance of up to $6.0 million in letters of credit. As of December 31, 2007, the Company had outstanding letters of credit totaling $2.6 million. Total availability under the revolving loan was $15.7 million as of December 31, 2007. At December 31, 2007, the interest rate on the revolving credit facility and term note was LIBOR (5.2% at December 31, 2007) plus 4%.

The Agreement contains certain restrictive covenants that require the Company to maintain certain leverage and fixed charge coverage ratios. The Agreement also restricts dividend payments, management fee payments to related parties (see Note 11) and incurrence of additional debt. The Company entered into a first amendment to the Agreement subsequent to December 31, 2007 which made certain changes to the Agreement including modification of one of the restrictive covenants. The first amendment to the Agreement was effective as of December 30, 2007. The Company was in compliance with all covenants, as defined in the first amendment to the Agreement, as of December 31, 2007.

On March 14, 2007, the Company also amended its existing subordinated notes agreement. Changes included, among other items, approval of the STG Merger and an amendment to certain covenants. The subordinated notes include cash interest of 12% plus a deferred margin, accrued quarterly, that is treated as deferred interest and is added to the principal balance of the note each quarter. The deferred interest ranges from 2.0% to 5.5% depending on the Company’s total leverage calculation, as defined, payable at maturity on September 15, 2012. Upon redemption of the subordinated notes, the portion of the principal balance that represents interest incurred but not paid will be reflected in the Company’s statement of cash flows as an operating outflow. The subordinated notes are held by American Capital, Ltd. (“American Capital”), Sankaty Credit Opportunities, L.P., Sankaty Credit Opportunities II, L.P. (collectively “Sankaty”), and RGIP, LLC. (“RGIP”), who are also stockholders of the Company (see Note 11).

At December 31, 2007, aggregate maturities of long-term debt for each of the next five years, in accordance with the terms of the Agreement and subordinated notes were as follows (in thousands):

2008	$5,000
2009	5,500
2010	6,000
2011	7,000
2012	78,920

Total	$102,420

The proceeds received in March 2007 under the Agreement of $80.6 million were used to repay the existing term loan A, term loan B, existing revolver, accrued interest, outstanding debt under the STG Agreement and related transaction costs. The unamortized portion of the fees related to the STG debt facilities of $0.9 million and $0.8 million related to the RDS term debt were written off as of March 14, 2007 in connection with the extinguishment of these financing facilities and are reflected in the accompanying consolidated statements of operations as a component of loss on early extinguishment of debt. In addition, the subordinated notes payable to former Sargent owners were converted to preferred stock (see Note 10) on March 14, 2007 in connection with the STG Merger.

Interest Rate Caps

The Company entered into two interest cap agreements and designated them as cash flow hedges on July 26, 2005 and March 15, 2007 (the “Rate Cap Agreements”), respectively, with a commercial bank as a means of managing exposure to variable cash flows on certain floating rate debt.

The Rate Cap Agreements are indexed to LIBOR and cap rates at either 5.5% or 6.25%, respectively. The Company effectively pays the lower of the three month LIBOR or 5.5% or 6.25%, reset quarterly, on the notional value of the Rate Cap Agreements. The notional value of the Rate Cap Agreements decline in conjunction with the scheduled repayment of the Company’s floating rate debt through March 31, 2010. The notional value of the Rate Cap Agreements was approximately $30.0 million and $26.3 million at December 31, 2007 and 2006, respectively. The fair value of the Rate Cap Agreements was not material at December 31, 2007 and 2006. Effective January 1, 2008 the Company de-designated these Rate Cap Agreements as cash flow hedges.

6.	Stockholders’ Investment

The stockholder’s investment and earnings per share sections (see Note 8) reflect the assumed conversion of each share of STG common stock into two-tenths of a share of RRTS Class A common stock as of October 4, 2006 (date of acquisition). Actual conversion took place on March 14, 2007 at the time of the STG Merger. The assumed conversion presentation is the required presentation as STG has been combined with the results of RRTS from October 4, 2006 (date of acquisition) through March 14, 2007 (date of merger) in accordance with SFAS 141 common control provisions as further discussed in Note 1.

Common Stock

Class A common stock has voting rights and Class B common stock does not have voting rights. Class A and Class B common stock participate equally in earnings and dividends. All common stock is subject to a Shareholders’ Agreement which includes restrictions on transferability and “piggyback” registration rights. Such agreement provides that if, at any time after an initial public offering, the Company files a registration statement under the Securities Act for any underwritten sale of shares of any of the Company’s equity securities, the stockholders may request that the Company include in such registration the shares of common stock held by them on the same terms and conditions as the securities otherwise being sold in such registration.

In addition to piggyback registration rights discussed above, certain of the Company’s stockholders have demand registration rights. In March 2007, in connection with the STG Merger, the Company entered into a second amended and restated stockholders’ agreement, pursuant to which certain of the Company’s stockholders were granted Form S-3 registration rights. The amended and restated stockholders’ agreement provides that, any time after the Company is eligible to register its common stock on a Form S-3 registration statement under the Securities Act, certain of the Company’s stockholders may request registration under the Securities Act of all or any portion of their shares of common stock. These stockholders are limited to a total of two of such registrations. In addition, if the Company proposes to file a registration statement under the Securities Act for any underwritten sale of shares of any of its securities, stockholders party to the amended and restated stockholders’ agreement may request that the Company include in such registration the shares of common stock held by them on the same terms and conditions as the securities otherwise being sold in such registration.

All stockholders are obligated to sell their common stock on the same terms as Thayer V under certain circumstances, including a change in control, as defined in the Shareholders’ Agreement. See Note 14 regarding Class A common stock that may be subject to redemption.

On March 14, 2007, the Company increased the total number of authorized shares of capital stock from 200,000 to 305,000, of which 298,000 are designated Class A common stock (voting), 2,000 shares are designated Class B common stock (non-voting), and 5,000 shares are designated as mandatory redeemable preferred stock. In addition, 10-year warrants to purchase 15,198 shares of the Company’s Class A common stock at a purchase price of $2,000 per share were issued to the existing stockholders of STG.

As of December 31, 2007 and 2006, the Company had 298,000 and 198,000 shares of Class A common stock authorized, respectively.

7.	Stock-Based Compensation

The Company’s Key Employee Equity Plan (“Equity Plan”), a stock-based compensation plan, permits the grant of stock options to Company employees, consultants and directors for up to 12,690 shares of Class A common stock. The Company believes such awards align the interests of its key employees to those of its stockholders. Stock options are generally granted with an exercise price equal to or in excess of the estimated fair value of the Company’s stock on the date of grant. Options are exercisable ten years from the date of grant, but only to the extent vested as specified in each option agreement.

As of December 31, 2007, 1,886 shares of Class A common stock remained available for future issuance under the Equity Plan. Any shares issued in connection with the exercise of options are expected to be newly issued shares.

Effective January 1, 2006, the Company adopted SFAS 123(R) using the modified prospective method of accounting. The straight-line attribution model for recognizing stock-based compensation expense under SFAS 123(R) is utilized.

During the year ended December 31, 2007, the weighted average grant date fair value of each option was approximately $245. Stock-based compensation expense was $0.7 million for both the year ended December 31, 2007 and 2006, respectively, and the related estimated income tax benefit recognized in the accompanying consolidated statements of operations, net of estimated forfeitures, was $0.2 million and $0.3 million, respectively. Prior to January 1, 2006, the Company accounted for stock-based compensation under APB 25.

The table below is presented for comparative purposes and illustrates the pro forma effect on net income and earnings per share as if the Company had applied the fair-value recognition provisions of SFAS 123 to share-based compensation prior to January 1, 2006 (in thousands, except share amounts):

Period from
February 22 (date of
inception) through
December 31,
2005

Net income available to common stockholders, as reported	$1,452
Share-based compensation expense included in reported income, net of tax	—
Compensation expense, net of tax, that would have been included in net income if the fair value method had been applied	(281)

Pro forma net income as if the fair-value method had been applied	$1,171

Basic and diluted earnings per share:
As reported	$17.22

Pro forma	$13.89

The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model. The fair values of the Company’s common stock for options granted from March 31, 2005 to December 31, 2007 were determined through the contemporaneous application of a discounted cash flows method. Because the Company’s stock is privately held, it is not practical to determine the Company’s share price volatility. Accordingly, the Company uses the historical share price volatility of publicly traded companies within the transportation and logistics sector as a surrogate for the expected volatility of the Company’s stock. The Company’s credit facility prevents payment of dividends to Class A common stockholders; as a result, a zero dividend yield has been assumed in the Company’s Black-Scholes valuation model. The expected life of the options represents the expected time that the options granted will remain outstanding. The risk-free rate used to calculate each option valuation is based on the U.S. Treasury rate at the time of option grants for a note with a similar lifespan. The specific assumptions used to determine the weighted average fair value of stock options granted were as follows:

			Period from
			February 22 (date
			of inception)
			through
	Year Ended December 31,		December 31,
	2007	2006	2005

Risk free interest rate	4.5% - 4.9%	4.3% - 5.0%	3.8% - 4.5%
Dividend yield	—	—	—
Expected volatility	32.5% - 33.4%	34.5% - 35.1%	35.4% - 36.9%
Expected life (years)	6	6	6
Pro forma weighted average fair value of stock options granted	$245	$268	$314

A summary of the option activity under the Equity Plan for the years ended December 31, 2007 and 2006 is as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term (Years)	Value

Outstanding at December 31, 2005	11,524	$1,600	9.5	$0
Granted	2,350	1,800
Exercised	–	–
Forfeited	(4,490)	1,800

Outstanding at December 31, 2006	9,384	$1,600	8.6	$0
Granted	3,341	1,900
Exercised	–	–
Forfeited	(1,921)	1,800

Outstanding at December 31, 2007	10,804	$1,700	8.1	$0

There were 4,044 and 2,433 options exercisable at December 31, 2007 and 2006, respectively. At December 31, 2007, for exercisable options, the weighted-average exercise price was $1,600, the weighted average remaining contractual term was 7.6 years and the estimated aggregate intrinsic value was $0. All granted options are non-qualified options.

The amount of options vested or expected to vest as of December 31, 2007 does not differ significantly from the amount outstanding.

As of December 31, 2007, there was $1.7 million of total unrecognized compensation cost related to non-vested options granted under the Equity Plan. This cost is expected to be recognized over a period extending four years from the last grant date in 2007.

8.	Earnings Per Share

Basic earnings per common share is calculated by dividing net income available to common stockholders by the weighted average number of common stock outstanding. Diluted earnings per share is calculated by dividing net income by the weighted average common stock outstanding plus stock equivalents that would arise from the exercise of stock options and the conversion of warrants.

The following table reconciles basic weighted average stock outstanding to diluted weighted average stock outstanding:

	Successor			Predecessor
			Period from
			February 22, (date	Period from
			of inception)	January 1
			through	through
	Year Ended December 31,		December 31,	March 31,
	2007	2006	2005	2005
Basic weighted average stock outstanding	101,220	88,437	84,315	5,333
Effect of dilutive securities —
Employee stock options	134	–	–	–

Dilutive weighted average stock outstanding	101,354	88,437	84,315	5,333

The Company had additional stock options and warrants outstanding of 20,344, 9,384 and 11,524 as of December 31, 2007, 2006 and 2005, respectively. These shares were not included in the computation of diluted earnings per share because they were anti-dilutive.

9.	Income Taxes

The Predecessor and its stockholders elected subchapter S Corporation status under the Internal Revenue Code (and similar state law provisions in most states) and therefore, the Predecessor generally was not subject to federal or state income taxes. Accordingly, the accompanying consolidated financial statements do not include a provision for income taxes for the Predecessor.

The components of the Successor’s provision for income taxes were as follows (in thousands):

			Period from
			February 22 (date
			of inception)
	Year Ended		through
	December 31,		December 31,
	2007	2006	2005

Current:
Federal	$–	$–	$–
Foreign, state, and local	240	–	–
Deferred:
Federal	780	653	966
Foreign, state, and local	16	314	83
Other	258	217	141

Provision for income taxes	$1,294	$1,184	$1,190

The Company’s income tax provision varied from the amounts calculated by applying the U.S. statutory income tax rate to the pretax income after dividends as shown in the following reconciliations (in thousands):

			Period from
			February 22 (date
			of inception)
	Year Ended		through
	December 31,		December 31,
	2007	2006	2005

Statutory Federal rate	$780	$653	$924
Meals and entertainment	173	181	130
State income taxes — net of federal benefit	127	283	90
Canadian income taxes	76	53	–
Preferred dividend	56	–	–
Other	82	14	46

	$1,294	$1,184	$1,190

The tax rate effects of temporary differences that give rise to significant elements of deferred tax assets and deferred tax liabilities at December 31, 2007 and 2006, are as follows (in thousands):

	2007	2006

Current deferred income tax assets
Accounts receivable	$567	$577
Accounts payable and accrued expenses	1,514	1,579
Other, net	204	460

Total	$2,285	$2,616

Noncurrent deferred income tax assets (liabilities)
Net operating losses/credits	$6,515	$4,941
Amortization of intangible assets	(7,020)	(4,049)
Other, net	496	(178)

Total	$(9)	$714

The net current deferred income tax asset of $2.3 million and $2.6 million is classified in the consolidated balance sheets as deferred income taxes at December 31, 2007 and 2006, respectively. The net noncurrent deferred income tax liability of $9,000 is classified in the consolidated balance sheet as a component of other long-term liabilities at December 31, 2007. The net noncurrent deferred income tax asset of $0.7 million is classified in the consolidated balance sheet as component of other noncurrent assets at December 31, 2006.

The Company does not anticipate that within 12 months of December 31, 2007, the total amount of unrecognized tax benefits will significantly increase or decrease due to any separate tax position.

At December 31, 2007, the Company had $17.2 million of gross federal net operating losses which are available to reduce federal income taxes in future years and expire in the years 2025 through 2028.

The adoption of FIN 48 on January 1, 2007 and any related activity during 2007 was immaterial. The Company is subject to federal and state tax examinations for all tax years subsequent to December 31, 2004.

10. Commitments and Contingencies

Employee benefit plans

RDS sponsored a defined contribution profit sharing plan for substantially all full-time employees of Dawes (the “Dawes Plan”). Participants could elect to contribute to the plan based on their compensation levels subject to limitations under Section 401(k) of the Internal Revenue Code. RDS matched 100% of the Dawes employee contribution up to 3% of compensation and 50% of contributions between 3% and 5% of compensation. Total expense recognized by Successor under this plan for the period from February 22, 2005 (date of inception) through December 31, 2005 was $0.3 million. Total expense recognized by the Predecessor for the period from January 1, 2005 through March 31, 2005 was $0.2 million.

RDS sponsored a defined contribution profit sharing plan in which substantially all employees of Roadrunner were eligible to participate (the “Roadrunner Plan”). Participants could elect to contribute to the plan based on their compensation levels subject to limitations under Section 401(k) of the Internal Revenue Code. RDS matched employee contributions on a discretionary basis as determined annually by the Company’s board of directors. Total expense under this plan from April 29, 2005, the date Roadrunner was purchased, through December 31, 2005 was $0.1 million.

Effective January 1, 2006, the Dawes Plan was merged into the Roadrunner Plan. The plan calls for the Company to match 100% of employee contributions up to 4% of an employee’s compensation and allows the Company to make a discretionary match as determined by the board of directors up to an additional 50% of contribution up to 4% of an employee’s compensation. Total expense under this plan was $0.9 million and $1.0 million for the years ended December 31, 2007 and 2006, respectively.

The Company sponsors a defined contribution profit sharing plan for substantially all full-time employees of Sargent. The plan calls for the Company to match 100% of employee contributions up to 3% of an employee’s compensation and 50% of contributions on the next 2% of an employee’s compensation. Total expense under this plan was $88,000 and $20,000 for the year ended December 31, 2007 and for the period October 4, 2006 (date of acquisition) to December 31, 2006, respectively.

Cash Incentive Plan

The Company sponsors a cash incentive plan that covers certain employees for the years 2006 through 2008. Contributions accrue if annual RDS EBITDA, as defined by the related compensation agreements, exceeds $25.0 million in each year 2006 through 2008. Payments, if any, to the participants will be made in 2008 and 2009. There was no required contribution accrual for the years ended December 31, 2007 and 2006.

Operating Leases

The Company leases terminals and office space under noncancelable operating leases expiring on various dates through 2020. Successor incurred rent expense from operating leases of $9.3 million and $8.5 million for the years ended December 31, 2007 and 2006, respectively, and $5.2 million for the period from February 22, 2005 (date of inception) through December 31, 2005. Predecessor incurred rent expense from operating leases of $1.2 million for the period from January 1, 2005 through March 31, 2005.

Aggregate future minimum lease payments under noncancelable operating leases with an initial term in excess of one year were as follows as of December 31, 2007 (in thousands):

Year Ending	Amount

2008	$6,168
2009	5,439
2010	3,965
2011	3,750
2012	3,010
Thereafter	10,528

Captive Insurance Company

The Company has an ownership interest in a captive insurer that provides physical and backhaul cargo insurance coverage for the Company and the Company’s independent contractors who elect to purchase coverage. The Company acts as agent and remits the premiums of independent contractors to the captive insurer. For the years ended December 31, 2007 and 2006, and for the period from February 22, 2005 (date of inception) through December 31, 2005, the Company’s share of income from the captive insurer was approximately $0.5 million, $0.4 million and $0.3 million, respectively, and is included as a reduction of other operating expenses in the accompanying consolidated statements of operations.

Series A Redeemable Preferred Stock

In March 2007, the Company issued and had outstanding 5,000 shares of non-voting Series A Preferred Stock (“Preferred Stock”), which are mandatorily redeemable by the Company at $1,000 per share, in cash, on November 30, 2012. The Preferred Stock receives cash dividends annually on April 30 at an annual rate equal to $40 per share and if such dividends are not paid when due such annual dividend rate shall increase to $60 per share and continue to accrue without interest until such delinquent payments are made. At December 31, 2007, $160,000 is recorded as a current liability related to the 2007 dividend calculation for the period from March 14, 2007 (STG Merger) through December 31, 2007. The holders of the Preferred Stock are restricted from transferring such shares and the Company has a first refusal right and may elect to repurchase the shares prior to the mandatory November 30, 2012 redemption. Upon liquidation and certain transactions treated as liquidations, as defined in the Company’s Certificate of Incorporation, the Preferred Stock has liquidation preferences over the Company’s common stock. The number of issued and outstanding shares of Preferred Stock, the $1,000 per share repurchase price and the annual cash dividends are all subject to equitable adjustment whenever there is a stock split, stock dividend, combination, recapitalization, reclassification or other similar event. As long as there is Preferred Stock outstanding, no dividends may be declared or paid on common stock of the Company.

Contingencies

In the ordinary course of business, the Company is a defendant in several property and other claims. The Company maintains liability insurance coverage for claims in excess of $250,000 per occurrence. Management believes it has adequate insurance to cover losses in excess of the deductible amount. As of December 31, 2007 and 2006, the Company had reserves for estimated uninsured losses of $1.6 million and $1.2 million, respectively.

Predecessor Company Compensation Arrangements

On March 31, 2005, in connection with the consummation of the transaction described in Note 2, the Predecessor’s deferred compensation plan, incentive plans and employee agreements were terminated and all unpaid benefits immediately vested. Accordingly, the Predecessor paid an aggregate of $6.6 million to plan participants and certain Company employees to settle all obligations of these arrangements. Approximately $4.5 million of this amount was recognized as compensation expense during the period from January 1, 2005 through March 31, 2005 upon vesting of all unpaid benefits. This amount has been classified as a component of personnel and related benefits in the Predecessor’s statement of operations for the period from January 1, 2005 through March 31, 2005.

11. Related Party Transactions

As part of the acquisitions discussed in Note 1, the Company entered into an advisory agreement with Thayer Capital Management, L.P. (“Thayer”) and Eos Management, Inc. (“Eos”), affiliates of stockholders of the Company. The agreement terminates upon mutual agreement of all parties or upon occurrence of other events, as defined. Under such agreement, the Company will pay Thayer and Eos a combined $0.4 million annually for various management advisory services. Per the Agreement (see Note 5), payment on the 2007 management advisory service for $0.4 million and future management advisory services has been deferred until certain financial ratios are met. RDS incurred and expensed approximately $0.4 million under this agreement both for the year ended December 31, 2006 and for the period from February 22, 2005 (date of inception) through December 31, 2005. Additionally, RDS paid $2.5 million to Thayer and $0.3 million to Eos related to the 2005 acquisitions of Dawes and Roadrunner and the June 2005 financing (see Note 5). Per a former advisory agreement between Thayer and Sargent, Sargent expensed and paid a $63,000 management fee to Thayer in 2007 and $63,000 for the period October 4, 2006 (date of acquisition) to December 31, 2006.

As part of the Sargent acquisition discussed in Note 2, the Company is required to pay an earnout to the former Sargent owners and now current Company Preferred Stock holders. At December 31, 2007, $0.4 million of the earnout is classified as a current liability and $0.6 million is classified as a long-term liability. The former Sargent owners have also guaranteed a $1.1 million demand note receivable bearing interest at 5.1% due from a former agent. At December 31, 2007, the note had an outstanding balance of $1.1 million and has been determined to be uncollectible and has offset the long-term earnout payable.

As part of the Sargent acquisition discussed in Note 2, the Company issued $5.0 million of notes payable to the former Sargent owners and now current Preferred Stock holders. At December, 31, 2006, these notes were classified as long-term debt; interest expense for the year ended December 31, 2006 was de minimis. The notes were converted to Preferred Stock on March 14, 2007; interest expense on the notes for the year ended December 31, 2007 was de minimis.

Also as part of the Sargent acquisition discussed in Note 2, a $3.5 million guarantee was issued by Thayer V. Thayer V has guaranteed the Sargent earnout payment in the event that a payment is sought to be made and the Company is unable to make the payment because certain coverage ratios required by the senior lenders have not been met. Thayer V will loan the Company an amount equal to the lesser of the full amount of any such earnout payment or the amount sufficient to ensure that certain coverage ratios are met. The guarantee terminates when all note obligations have been paid in full or upon payment of Sargent earnout payments.

The Company entered into a consulting and non-compete agreement in 2006 with a former employee and current stockholder. The consulting fee is $0.1 million per year through 2016. Certain holders of the Company’s subordinated notes are also stockholders of the Company. The following is a summary of the transactions with these stockholders (in thousands):

	Principal owed as	Interest expense for the	Fees paid for the
	of December 31,	year ended	year ended
	2007	December 31, 2007	December 31, 2007

American Capital	$18,684	$2,830	$0
Sankaty	18,547	2,843	0
RGIP	189	29	0

	Principal owed as	Interest expense for the	Fees paid for the
	of December 31,	year ended	year ended
	2006	December 31, 2006	December 31, 2006

American Capital	$18,057	$2,497	$0
Sankaty	17,902	2,511	0
RGIP	182	25	0

		Interest expense for the	Fees paid for the
	Principal owed as	period February 22, 2005	period February 22, 2005
	of December 31,	(date of inception) to	(date of inception) to
	2005	December 31, 2005	December 31, 2005

American Capital	$17,700	$1,401	$800
Sankaty	17,530	1,743	3
RGIP	179	12	192

12. Segment Reporting

The Company determines its operating segments based on the information utilized by the chief operating decision maker, the Company’s Chief Executive Officer, to allocate resources and assess performance. Based on this information, the Company has determined that it operates in two operating segments: less-than-truckload (“LTL”) and truckload brokerage (“TL”).

Within the LTL business, the Company operates 18 service centers throughout the United States complemented by relationships with over 215 delivery agents. The LTL model allows for more direct transportation of freight from shipper to end user than does the traditional hub and spoke model. The TL business, across all transportation modes from pickup to delivery, leverages relationships with a diverse group of third-party carriers to provide scalable capacity and reliable, customized service to customers in North America. The majority of both businesses operate in the United States.

These reportable segments are strategic business units through which we offer different services. The Company evaluates the performance of the segments primarily based on their respective revenues and operating income. Accordingly, interest expense and other non-operating items are not reported in segment results.

The following table reflects the revenues and operating results of the Company’s reportable segments (in thousands):

	Successor
				Predecessor
			Period from
			February 22, 2005
			(date of	Period from
			inception)	January 1
	Years Ended		through	through
	December 31,		December 31,	March 31,
	2007	2006	2005	2005
Revenues:
LTL	$361,821	$352,008	$250,950	$43,428
TL	176,315	47,433	–	–
Eliminations	(129)	–	–	–

Total	$538,007	$399,441	$250,950	$43,428

Operating Income (Loss):
LTL	$10,184	$10,472	$13,410	$(4,096)
TL	7,750	2,852	–	–

Total	$17,934	$13,324	$13,410	$(4,096)

Depreciation and Amortization:
LTL	$1,201	$1,032	$556	$145
TL	639	40	–	–

Total	$1,840	$1,072	$556	$145

Capital Expenditures:
LTL	$1,592	$908	$1,531	$144
TL	275	144	–	–

Total	$1,867	$1,052	$1,531	$144

Assets:
LTL	$219,720	$206,589
TL	49,823	53,122
Eliminations	(13,663)	–

Total	$255,880	$259,711

13.	Subsequent Event

On February 29, 2008, Thayer Hidden Creek Partners II, L.P. (“THCP II”), through an indirect majority-owned subsidiary, GTS Acquisition Sub, Inc. (“GTS”), acquired all of the outstanding capital stock of Group Transportation Services, Inc. and all of the outstanding member units of GTS Direct, LLC. THCP II is an affiliate of Thayer V, the controlling stockholder of the Company. The Company intends to file a Form S-1 to affect an initial public offering. Simultaneous with the consummation of the offering, the parent company of GTS will merge with a wholly owned subsidiary of the Company (“GTS Merger”). Consistent with the provisions of SFAS 141, transfers of net assets or exchanges of equity interests between entities under common control do not constitute business combinations. Because the Company and GTS will have the same control group immediately before and after the GTS Merger, the GTS Merger, if consummated, will be accounted for as a combination of entities under common control on a historical cost basis in a manner similar to a pooling of interests. Push down accounting will be used to record the acquisition.

14.	Redeemable Common Stock

Subsequent to the issuance of the Company’s 2007 consolidated financial statements, management determined that certain shares of the Company’s outstanding Class A common stock should have been classified as mezzanine equity rather than permanent equity, as previously reported in the Company’s consolidated balance sheet. These shares, held by current and former employees of the Company, are subject to redemption at fair value by the Company in the event of death or disability of the holder, as defined, during a seven-year period from the date of original issuance. The Company has corrected the presentation of these shares in the accompanying consolidated balance sheets as of December 31, 2007 and 2006 to reclassify 1,765 and 1,865 shares of Class A common stock, respectively, from permanent equity to mezzanine equity. This correction resulted in a decrease in stockholders’ investment and an increase in mezzanine equity of approximately $1.8 million and $1.9 million as of December 31, 2007 and 2006, respectively. The Company has determined that redemption of these shares of Class A common stock is not probable and, as such, has not adjusted the carrying value of such shares to fair value as of December 31, 2007 and 2006.

ROADRUNNER TRANSPORTATION SERVICES HOLDINGS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

(Dollars in thousands, except share amounts)

	June 30,	December 31,
	2008	2007

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$580	$800
Accounts receivable, net	56,158	52,516
Deferred income taxes	2,285	2,285
Prepaid expenses and other current assets	6,534	6,150

Total current assets	65,557	61,751

PROPERTY AND EQUIPMENT, NET	5,040	5,558
OTHER ASSETS:
Goodwill	185,096	184,846
Other noncurrent assets	3,261	3,725

Total other assets	188,357	188,571

TOTAL ASSETS	$258,954	$255,880

LIABILITIES, MEZZANINE EQUITY, AND STOCKHOLDERS’ INVESTMENT
CURRENT LIABILITIES:
Current maturities of long-term debt	$5,250	$5,000
Accounts payable	34,295	30,332
Accrued expenses and other liabilities	8,733	10,880

Total current liabilities	48,278	46,212
LONG-TERM DEBT, net of current maturities	95,975	97,420
OTHER LONG-TERM LIABILITIES	2,380	1,613
PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION	5,000	5,000

Total liabilities	151,633	150,245

COMMITMENTS AND CONTINGENCIES (NOTE 6)
REDEEMABLE COMMON STOCK
Class A common stock $.01 par value; 1,765 shares issued and outstanding	1,765	1,765
STOCKHOLDERS’ INVESTMENT:
Class A common stock $.01 par value; 298,000 shares authorized; 97,563 shares issued and outstanding	1	1
Class B common stock $.01 par value; 2,000 shares authorized; 1,892 shares issued and outstanding	—	—
Additional paid-in capital	101,151	100,798
Retained earnings	4,404	3,070
Accumulated other comprehensive income	—	1

Total stockholders’ investment	105,556	103,870

TOTAL LIABILITIES, MEZZANINE EQUITY, AND STOCKHOLDERS’ INVESTMENT	$258,954	$255,880

See notes to unaudited condensed consolidated financial statements.

ROADRUNNER TRANSPORTATION SERVICES HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

(Dollars in thousands, except per share amounts)

	Six Months Ended
	June 30,
	2008	2007

Revenues, net	$276,802	$261,168
Operating expenses:
Purchased transportation costs	222,011	206,592
Personnel and related benefits	27,588	26,871
Other operating expenses	17,469	18,915
Depreciation and amortization	984	872

Total operating expenses	268,052	253,250

Operating income	8,750	7,918
Interest expense	6,298	6,835
Loss on early extinguishment of debt	—	1,608

Income (loss) before provision for income taxes	2,452	(525)
Provision (benefit) for income taxes	1,018	(283)

Net income (loss) before preferred dividends	1,434	(242)
Preferred dividends	100	60

Net income (loss) available to common stockholders	$1,334	$(302)

Earnings (loss) per share available to common stockholders:
Basic	$13.18	$(2.98)

Diluted	$13.08	$(2.98)

Weighted average common stock outstanding:
Basic	101,220	101,220

Diluted	101,993	101,220

See notes to unaudited condensed consolidated financial statements.

ROADRUNNER TRANSPORTATION SERVICES HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

(Dollars in thousands)

	Six Months Ended
	June 30,
	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) before preferred dividends	$1,434	$(242)
Adjustments to reconcile net income (loss) before preferred dividends to net cash used in operating activities:
Depreciation and amortization	1,210	1,105
Loss on early extinguishment of debt	—	1,608
Loss on disposal of property and equipment	3	8
Deferred interest	645	516
Share-based compensation	353	290
Provision for bad debts and freight bill adjustments	254	260
Provision for deferred taxes	1,018	(283)
Changes in:
Accounts receivable	(3,896)	(3,082)
Prepaid expenses and other assets	665	(79)
Accounts payable	2,981	(3,316)
Accrued expenses	(1,948)	4,696
Other noncurrent liabilities	(351)	729

Net cash used in operating activities	2,368	2,210

CASH FLOWS FROM INVESTING ACTIVITIES:
Additional purchase price for acquisition earnouts	(449)	(1,349)
Capital expenditures	(289)	(429)

Net cash used in investing activities	(738)	(1,778)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase and retirement of stock	—	(125)
Net borrowings under revolving credit facility	650	21,955
Long-term debt borrowings	—	40,000
Long-term debt payments	(2,500)	(62,740)
Payment of debt financing fees	—	(1,245)

Net cash provided by (used in) financing activities	(1,850)	(2,155)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(220)	(1,723)
CASH AND CASH EQUIVALENTS:
Beginning of period	800	3,052

End of period	$580	$1,329

SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash paid for interest	$6,981	$3,319
Cash paid for income taxes (net of refunds)	$99	$84

See notes to unaudited condensed consolidated financial statements.

Roadrunner Transportation Services Holdings, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

1.	Significant Accounting Policies

Organization and Nature of Business

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. We believe such statements include all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of our financial position, results of operations and cash flows at the dates and for the periods indicated. Pursuant to the requirements of the Securities and Exchange Commission (“SEC”) applicable to interim financial statements, the accompanying financial statements do not include all disclosures required by GAAP for annual financial statements. While we believe the disclosures presented are adequate, these unaudited interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in this Form S-1 registration statement for the year ended December 31, 2007. Operating results for the periods presented in this report are not necessarily indicative of the results that may be expected for the calendar year ending December 31, 2008, or any other interim period.

Roadrunner Dawes, Inc. (“RDS”) includes the results of Dawes Transport, Inc. and Roadrunner Freight Systems, Inc. On June 13, 2008, RDS changed its name to Roadrunner Transportation Services Holdings, Inc. (herein referred to as “RRTS” or the “Company”) to reflect the Company’s comprehensive service offerings.

On October 4, 2006, the controlling stockholder of the Company through Sargent Transportation Group, Inc. (“STG”) acquired all of the outstanding capital stock of Big Rock Transportation, Inc., Midwest Carriers, Inc., Sargent Trucking, Inc., B&J Transportation, Inc., and Smith Truck Brokers, Inc. (collectively, “Sargent”). On March 14, 2007, STG merged with the Company (“Merger”). At the time of the Merger, each STG share was converted into two-tenths of a share of the Company’s Class A common stock. In addition, 10-year warrants to purchase 15,198 shares of the Company’s Class A common stock at a purchase price of $2,000 per share were issued to the existing stockholders of STG. Additionally, the Company converted $5.0 million of subordinated notes payable to the former owners of Sargent into $5.0 million of Company preferred stock. Sargent operates as a transportation and truckload brokerage business from twelve offices throughout the continental United States and Canada.

Principles of Consolidation

The accompanying condensed consolidated financial statements include the accounts of RDS and STG. All intercompany balances and transactions have been eliminated in consolidation.

Derivative Financial Instruments

On January 1, 2008, the Company de-designated its interest rate cap agreements that were designated as cash flow hedges in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. All future gains and losses related to the change in fair value of the interest cap agreements are recognized in the statement of operations. The fair value of these interest rate cap agreements as of December 31, 2007 and June 30, 2008, and the change in their fair value for the six month periods ended June 30, 2008 and 2007 was immaterial.

New Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51, Consolidated Financial Statements (“SFAS 160”). SFAS 160 establishes accounting and reporting guidance for a noncontrolling ownership interest in a subsidiary and deconsolidation of a subsidiary. The standard requires that a noncontrolling ownership interest in a subsidiary be reported as equity in the consolidated statement of financial position and any related net income attributable to the parent be presented on the face of the consolidated statement of income. SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The Company will be required to adopt SFAS 160 on January 1, 2009, and does not expect the standard to have a material effect on its consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. SFAS 141R is applicable to prospective business combinations and therefore has no effect on the Company’s current consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. The new standard focuses on the inputs used to measure fair value and the effect, if any, on the changes in net assets for the period. SFAS 157 is effective for the Company for the year ending December 31, 2008. Effective January 1, 2008, the Company adopted this standard; this adoption did not have a material effect on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). This standard expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for the Company for the year ended December 31, 2008. The Company has not elected to use fair value for measuring financial assets and financial liabilities.

2.	Goodwill

The following is a rollforward of goodwill (in thousands):

	Less than	Truck
	Truckload	Brokerage

Goodwill balance as of December 31, 2007	$159,339	$25,507
Earnout adjustments	—	250

Goodwill balance as of June 30, 2008	$159,339	$25,757

The earnout adjustment represents additional contingent purchase price related to the October 4, 2006 Sargent acquisition that became issuable during the quarter ended March 31, 2008.

3.	Long-Term Debt

Long-term debt consisted of the following (in thousands):

	June 30,	December 31,
	2008	2007
Senior debt:
Revolving credit facility	$29,650	$29,000
Term loan	33,500	36,000
Subordinated notes	38,075	37,420

Total debt	101,225	102,420
Less: Current maturities	(5,250)	(5,000)

Total long-term debt, net of current maturities	$95,975	$97,420

On March 14, 2007, in connection with the Merger, the Company entered into an amended and restated credit agreement (the “Agreement”). The Agreement, which is secured by all assets of the Company, includes a $50.0 million revolving credit facility and a $40.0 million term note. The revolving credit facility and the term note mature in 2012. Availability under the revolving credit facility is subject to a borrowing base of eligible accounts receivable, as defined in the Agreement. Interest is payable quarterly at LIBOR plus an applicable margin or, at the Company’s option, prime plus an applicable margin. Principal is payable in quarterly installments ranging from $1.3 million per quarter in 2008 increasing to $1.8 million per quarter through December 31, 2011 and a final payment of $12.5 million due in 2012. The revolving credit facility also provides for the issuance of up to $6.0 million in letters of credit. As of June 30, 2008, the Company had outstanding letters of credit totaling $3.3 million. Total availability under the revolving credit facility was $17.0 million as of June 30, 2008. At June 30, 2008, the interest rate on the revolving credit facility and term note was LIBOR (2.7% at June 30, 2008) plus 4%.

The Agreement contains certain restrictive covenants that require the Company to maintain certain leverage and fixed charge coverage ratios. The Agreement also restricts dividend payments on common stock, management fee payments to related parties and incurrence of additional debt. The Company entered into a first amendment to the Agreement during the first quarter of 2008 which made certain changes to the Agreement including modification of one of the restrictive covenants. The first amendment to the Agreement was effective as of December 30, 2007. The Company was in compliance with all covenants, as defined in the first amendment to the Agreement, as of June 30, 2008.

On March 14, 2007, the Company also amended its existing subordinated notes agreement. Changes included, among other items, approval for the merger with STG and an amendment to certain covenants. The subordinated notes include cash interest of 12% plus a deferred margin, accrued quarterly, that is treated as deferred interest and is added to the principal balance of the notes each quarter. The deferred interest ranges from 2.0% to 5.5% depending on the Company’s total leverage calculation, as defined, payable at maturity on September 15, 2012 (3% at June 30, 2008). The subordinated notes are held by American Capital, Ltd. (“American Capital”), Sankaty Credit Opportunities, L.P., Sankaty Credit Opportunities II, L.P. (collectively “Sankaty”), and RGIP, LLC. (“RGIP”), who are also stockholders of the Company.

4.	Earnings Per Share

Earnings (loss) per share available to common stockholders and the weighted average number of shares outstanding reflects the assumed conversion of each outstanding share of STG common stock into two-tenths of a share of RRTS Class A common stock as of October 4, 2006. Actual conversion took place on March 14, 2007 at the time of the Merger. The assumed conversion presentation is the required presentation as STG has been combined with the results of RRTS from October 4, 2006 (date of acquisition) through March 14, 2007 (date of merger) in accordance with SFAS 141 common control provisions.

Basic earnings per common share is calculated by dividing net income available to common stockholders by the weighted average number of common stock outstanding. Diluted earnings per share is calculated by dividing net income by the weighted average stock outstanding plus stock equivalents that would arise from the exercise of stock options and the conversion of warrants.

The following table includes basic weighted average stock outstanding to diluted weighted average stock outstanding for the six months ended June 30:

	Six Months Ended
	June 30,
	2008	2007

Basic weighted average stock outstanding	101,220	101,220
Effect of dilutive securities - Employee stock options	773	–

Dilutive weighted average stock outstanding	101,993	101,220

The Company had additional stock options and warrants outstanding of 20,345 and 25,382 as of June 30, 2008 and 2007, respectively, which were not included in the computation of dilutive earnings per share because they were anti-dilutive.

5.	Income Taxes

The effective income tax rate was 41.5% for the six months ended June 30, 2008, compared with 53.9% for the six months ended June 30, 2007. In determining the quarterly provision for income taxes, the Company used an estimated annual effective tax rate, which was based on expected annual income, statutory tax rates, and the best estimate of non-deductible and non-taxable items of income and expense. Income tax expense varies from the amount computed by applying the federal corporate income tax rate of 35.0% to income before income taxes primarily due to state income taxes, net of federal income tax effect, Canadian income taxes and adjustments for permanent differences, the most significant of which is the effect of meals and entertainment.

6.	Commitments and Contingencies

Series A Redeemable Preferred Stock

In March 2007, the Company issued and has outstanding 5,000 shares of non-voting Series A Preferred Stock (“Preferred Stock”), which are mandatorily redeemable by the Company at $1,000 per share, in cash, on November 30, 2012. The Preferred Stock shall receive cash dividends annually on April 30 at an annual rate equal to $40 per share and if such dividends are not paid when due, such annual dividend rate shall increase to $60 per share and continue to accrue without interest until such delinquent payments are made. The holders of the Preferred Stock are restricted from transferring such shares and the Company has a first refusal right and may elect to repurchase the shares prior to the mandatory November 30, 2012 redemption. Upon liquidation and certain transactions treated as liquidations, as defined in the Company’s Certificate of Incorporation, the Preferred Stock has liquidation preferences over the Company’s common stock. The number of issued and outstanding shares of Preferred Stock, the $1,000 per share repurchase price and the annual cash dividends are all subject to equitable adjustment whenever there is a stock split, stock dividend, combination, recapitalization, reclassification or other similar event. As long as there is Preferred Stock outstanding, no dividends may be declared or paid on common stock of the Company.

Redeemable Common Stock

The Company has 1,765 shares of redeemable Class A common stock issued and outstanding as of June 30, 2008 and December 31, 2007. These shares, held by current and former employees of the Company, are subject to redemption by the Company in the event of death or disability of the holder, as defined, during a seven-year period from the date of original issuance and have accordingly been classified as mezzanine equity. The Company has determined that redemption of these shares of Class A common stock is not probable and, as such, has not adjusted the carrying value of such shares to fair value as of June 30, 2008 and December 31, 2007.

Class A Common Stock

The Company has 298,000 Class A common stock authorized as of June 30, 2008 and December 31, 2007.

Contingencies

In the ordinary course of business, the Company is a defendant in several property and other claims. The Company maintains liability insurance coverage for claims in excess of $250,000 per occurrence. Management believes it has adequate insurance to cover losses in excess of the deductible amount. As of June 30, 2008, the Company had reserves for estimated uninsured losses of $1.3 million.

7.	Related Party Transactions

As part of the Sargent acquisition, the Company is required to pay an earnout to the former Sargent owners and now current Preferred Stock holders. At June 30, 2008, $0.7 million of the earnout is classified as a long-term liability.

Also as part of the Sargent acquisition, a $3.5 million guarantee was issued by Thayer Equity Investors V, L.P. (“Thayer”). Thayer has guaranteed the Sargent earnout payment in the event that a payment is sought to be made and the Company is unable to make the payment because certain coverage ratios required by the senior lenders have not been met. Thayer will loan the Company an amount equal to the lesser of the full amount of any such earnout payment or the amount sufficient to ensure that certain coverage ratios are met. The guarantee terminates when all note obligations have been paid in full or upon payment of Sargent earnout payments.

The Company entered a consulting and non-compete agreement in 2006 with a former employee and current stockholder. The consulting fee is $0.1 million per year through 2016.

Certain holders of the Company’s subordinated notes are also stockholders of the Company. The following is a summary of the transactions with these stockholders (in thousands):

	Principal Owed as	Interest Expense for the
	of June 30,	Six Months Ended
	2008	June 30, 2008

American Capital	$19,021	$1,458
Sankaty	18,862	1,434
RGIP	192	14

8.	Segment Reporting

The Company determines its operating segments based on the information utilized by the chief operating decision maker, the Company’s Chief Executive Officer, to allocate resources and assess performance. Based on this information, the Company has determined that it operates in two operating segments: less-than-truckload (“LTL”) and truckload brokerage (“TL”).

Within the LTL business, the Company operates 18 service centers throughout the United States and leverages relationships with over 215 delivery agents. The LTL model allows for more direct transportation of freight from shipper to end user than does the traditional hub and spoke model. The TL business, across all transportation modes from pickup to delivery, leverages relationships with a diverse group of third-party carriers to provide scalable capacity and reliable, customized service to customers in North America. The majority of both businesses operate in the United States.

These reportable segments are strategic business units through which we offer different services. The Company evaluates the performance of the segments primarily based on their respective revenues and operating income. Accordingly, interest expense and other non-operating items are not reported in segment results.

The following tables reflect the revenues and operating results of the Company’s reportable segments (in thousands):

	Six Months Ended
	June 30,
	2008	2007

Revenues:
LTL	$188,470	$174,996
TL	88,663	86,172
Eliminations	(331)	—

Total	$276,802	$261,168

Operating Income:
LTL	$5,356	$4,514
TL	3,394	3,404

Total	$8,750	$7,918

Depreciation and Amortization:
LTL	$699	$552
TL	285	320

Total	$984	$872

Capital Expenditures:
LTL	$266	$283
TL	23	146

Total	$289	$429

	June 30,	December 31,
	2008	2007

Assets:
LTL	$219,269	$219,720
TL	49,340	49,823
Eliminations	(9,655)	(13,663)

Total	$258,954	$255,880

9.	GTS Transaction

On February 29, 2008, Thayer Hidden Creek Partners II, L.P. (“THCP II”), through an indirect majority-owned subsidiary, GTS Acquisition Sub, Inc. (“GTS”), acquired all of the outstanding capital stock of Group Transportation Services, Inc. and all of the outstanding member units of GTS Direct, LLC. THCP II is an affiliate of Thayer V, the controlling stockholder of the Company. Push down accounting will be used to record the acquisition.

The Company intends to file a Form S-1 to affect an initial public offering. Simultaneous with the consummation of the offering, the parent company of GTS will merge with a wholly owned subsidiary of the Company (“GTS Merger”). Consistent with the provisions of SFAS 141, transfers of net assets or exchanges of equity interests between entities under common control do not constitute business combinations. Because the Company and GTS will have the same control group immediately before and after the GTS Merger, the GTS Merger, if consummated, will be accounted for as a combination of entities under common control on a historical cost basis in a manner similar to a pooling of interests. Accordingly, the Company’s historical financial statements would be recast to include GTS as of February 29, 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of Group Transportation Services, Inc. and
To the Member of GTS Direct, LLC:

We have audited the accompanying combined balance sheets of Group Transportation Services, Inc. (a subchapter S corporation) and GTS Direct, LLC (a limited liability company) (collectively “GTS”), both of which are under common ownership and common management, as of December 31, 2007 and 2006, and the related combined statements of operations, invested equity, and cash flows for each of the three years in the period ended December 31, 2007. These combined financial statements are the responsibility of GTS’ management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. GTS is not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of GTS’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the combined financial position of GTS as of December 31, 2007 and 2006 and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the combined financial statements, on January 1, 2006, GTS adopted Financial Accounting Standards Board Statement No. 123(R), Shared-Based Payment.

As discussed in Note 7 to the combined financial statements, GTS was acquired by GTS Acquisition Sub, Inc., an indirect majority-owned subsidiary of Thayer ï Hidden Creek Partners II, L.P., on February 29, 2008.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
July 22, 2008

GTS
COMBINED BALANCE SHEETS

(Dollars in thousands, except share amounts)

	December 31,
	2007	2006

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,072	$731
Accounts receivable	2,453	1,808
Prepaid expenses and other current assets	48	33

Total current assets	3,573	2,572

PROPERTY AND EQUIPMENT, net	1,384	1,779
OTHER ASSETS	81	56

TOTAL ASSETS	$5,038	$4,407

LIABILITIES AND INVESTED EQUITY
CURRENT LIABILITIES:
Accounts payable	$2,724	$2,208
Accrued wages, bonus and commissions	363	289
Other liabilities	188	148

Total current liabilities	3,275	2,645
CAPITAL LEASE OBLIGATION, net of current maturities	1,159	1,144

COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)
Total liabilities	4,434	3,789

INVESTED EQUITY:
Group Transportation Services, Inc.
Common stock $0.001 par value; 100,000,000 shares authorized; 46,241,953 shares issued and outstanding	46	46
Additional paid-in capital	255	195
Retained earnings	415	400
Treasury stock, 17,347 shares held at cost	(220)	(220)

Total Group Transportation Services, Inc.	496	421
GTS Direct, LLC
Member’s equity	108	197

Total invested equity	604	618

TOTAL LIABILITIES AND INVESTED EQUITY	$5,038	$4,407

The accompanying notes are an integral part of these combined financial statements.

GTS
COMBINED STATEMENTS OF OPERATIONS

(Dollars in thousands)

	December 31,
	2007	2006	2005

Revenues, net	$27,473	$24,672	$17,626
Operating expenses:
Transportation costs	20,959	19,073	13,299
Personnel and related benefits	3,031	2,819	2,263
Other operating expenses	1,157	1,214	1,137
Depreciation and amortization	304	284	216

Total operating expenses	25,451	23,390	16,915

Operating income	2,022	1,282	711
Interest expense	181	202	94

Net income	$1,841	$1,080	$617

The accompanying notes are an integral part of these combined financial statements.

GTS
COMBINED STATEMENTS OF INVESTED EQUITY
For the years ended December 31, 2007, 2006 and 2005

(Dollars in thousands, except share amounts)

	Group Transportation Services, Inc.
			Additional			GTS Direct, LLC	Total
	Common Stock		Paid-In	Retained	Treasury	Member’s	Invested
	Shares	Amount	Capital	Earnings	Stock	Equity	Equity

BALANCE, January 1, 2005	46,241,953	$46	$150	$244	$(220)	$15	$235
Dividends				(50)		(158)	(208)
Capital contribution				33			33
Net income				463		154	617

BALANCE, December 31, 2005	46,241,953	46	150	690	(220)	11	677
Dividends				(1,141)		(43)	(1,184)
Share-based compensation			45				45
Net income				851		229	1,080

BALANCE, December 31, 2006	46,241,953	46	195	400	(220)	197	618
Dividends				(1,575)		(340)	(1,915)
Share-based compensation			60				60
Net income				1,590		251	1,841

BALANCE, December 31, 2007	46,241,953	$46	$255	$415	$(220)	$108	$604

The accompanying notes are an integral part of these combined financial statements.

GTS
COMBINED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	December 31,
	2007	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,841	$1,080	$617
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	304	284	216
Share-based compensation	60	45	—
Loss on disposal of property and equipment	1	13	36
Changes in:
Accounts receivable	(645)	(256)	(418)
Prepaid expenses and other assets	(40)	30	(89)
Accounts payable	516	681	217
Accrued wages, bonus and commissions	74	41	55
Other liabilities	44	(186)	242

Net cash provided by operating activities	2,155	1,732	876

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(76)	(448)	(312)
Proceeds from sale of property and equipment	167	20	—

Net cash provided by (used in) investing activities	91	(428)	(312)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of long-term borrowings	—	(26)	(52)
Dividends paid	(1,915)	(1,184)	(208)
Reduction (addition) of capital lease obligation	10	14	(12)

Net cash used in financing activities	(1,905)	(1,196)	(272)

NET INCREASE IN CASH AND CASH EQUIVALENTS	341	108	292
CASH AND CASH EQUIVALENTS:
Beginning of period	731	623	331

End of period	$1,072	$731	$623

SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash paid for interest	$235	$232	$96
Non-cash items —
Capital lease obligation	$—	$—	$1,152
Capital contribution	$—	$—	$33

The accompanying notes are an integral part of these combined financial statements.

GTS
Notes to Combined Financial Statements

1.	Significant Accounting Policies

Organization and Nature of Business

Group Transportation Services, Inc. is incorporated as a subchapter S corporation under the laws of the state of Delaware and GTS Direct, LLC is organized as a limited liability company under the laws of the state of Ohio. The sole stockholder of Group Transportation Services, Inc. is also the sole member of GTS Direct, LLC. Accordingly, the accompanying financial statements have been prepared on a combined basis as both entities were under common ownership and operated under common management during all periods presented herein. In addition, Group Transportation Services, Inc. and GTS Direct, LLC are collectively referred to herein as “GTS” or the “Company.” The Company specializes in transportation services, specifically shipment planning, carrier management, shipment execution, optimization, track and trace, consolidated invoicing, and small parcel savings programs.

Principles of Combination

The Company’s combined financial statements include the accounts of Group Transportation Services, Inc. and GTS Direct, LLC. All intercompany balances and transactions have been eliminated in combination.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. In addition, from time to time the cash balance in certain of the Company’s bank accounts may exceed federally insured limits. The cash balance in these accounts exceeded federally insured limits by approximately $1.0 million as of December 31, 2007 and 2006.

Accounts Receivable

Accounts receivable represent trade receivables from customers. As of December 31, 2007 and 2006, there was no allowance for doubtful accounts reserve because the Company did not expect any of such receivables to become uncollectible. In the event collectability of any of the Company’s accounts receivable balances becomes uncertain, management would estimate the portion of accounts receivable that will not be collected and such accounts may ultimately be written off if they are determined to be uncollectible. The Company’s accounts receivable are uncollateralized and are generally due 30 days from the invoice date. Actual write-offs of accounts receivable during the years ended December 31, 2007, 2006 and 2005 were insignificant.

Property and Equipment

Property and equipment are stated at cost. Maintenance and repair costs are charged to expense as incurred. For financial reporting purposes, depreciation is calculated using the straight-line method over the following estimated useful lives:

Furniture, fixtures and other equipment	3 - 10 years
Equipment and software	3 - 5 years
Building	15 years

Leases

Lease agreements are evaluated to determine whether they are capital leases or operating leases in accordance with Statement of Financial Accounting Standards No. 13, Accounting for Leases, as amended (“SFAS 13”). When substantially all of the risks and benefits of property ownership have been transferred to the Company, as determined by the test criteria in SFAS 13, the lease then qualifies as a capital lease. Capital lease assets are depreciated on a straight-line basis over the capital lease assets’ estimated useful lives consistent with the Company’s normal depreciation policy for tangible fixed assets, but not exceeding the lease term. Interest charges are expensed over the period of the lease in relation to the carrying value of the capital lease obligation. Rent expense for operating leases, which includes fixed escalation amounts in addition to minimum lease payments, is recognized on a straight-line basis over the duration of the lease term.

Stock Based Compensation

The Company adopted SFAS No. 123 (revised 2004), Share-Based Payment, (“SFAS 123(R)”) on January 1, 2006 using the prospective application method (see Note 4). Accordingly, share based payment awards granted or modified on or after January 1, 2006 have been accounted for at fair value in accordance with the recognition and measurement provisions of SFAS 123(R); share based payment awards granted prior to January 1, 2006 continue to be accounted for using the intrinsic value method in accordance with the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, (“APB 25”), as permitted by SFAS No. 123, Accounting for Stock-Based Compensation, (“SFAS 123”).

The Company’s share based payment awards are comprised of stock options. Under the intrinsic value method, compensation cost for the Company’s stock options was measured and recognized as the excess, if any, of the estimated market price of the stock at grant date over the amount paid to acquire stock. Under SFAS 123(R), compensation cost for the Company’s stock options is measured and recognized at fair value using the Black Scholes option-pricing model. Also, as permitted under SFAS 123 for nonpublic entities, the Company excluded volatility in estimating the value of stock options for pro forma purposes accounted for under APB 25.

Income Taxes

The Company and its stockholder elected subchapter S Corporation status under the Internal Revenue Code (and similar state tax law provisions in most states) and therefore, the Company generally is not subject to federal or state income taxes. Accordingly, the accompanying financial statements do not include a provision for income taxes or liability for current or deferred income taxes. Rather, the Company’s income or loss is allocated to stockholders for inclusion in their personal income tax returns. Stockholder distributions are declared each year in order to fund the stockholder’s personal income tax liabilities associated with his allocated income or loss.

Revenue Recognition

In accordance with EITF Issue 91-9, Revenue and Expense Recognition for Freight Services in Process, transportation revenue and related transportation costs are recognized when the shipment has been delivered by a third-party carrier. Fee for services revenue is recognized when the services have been rendered. At the time of delivery or rendering of services, as applicable, the Company’s obligation to fulfill a transaction is complete and collection of revenue is reasonably assured. The Company offers volume discounts to certain customers. Revenue is reduced as discounts are earned.

In accordance with EITF Issue 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, the Company typically recognizes revenue on a gross basis, as opposed to a net basis, similar to a commission arrangement, because it bears the risks and benefits associated with revenue-generated activities by, among other things: (1) acting as a principal in the transaction; (2) establishing prices; (3) managing all aspects of the shipping process; and (4) taking the risk of loss for collection, delivery and returns. Certain transactions to provide specific services are recorded at the net amount charged to the client due to the following factors: (A) the Company does not have latitude in establishing pricing and (B) the Company does not bear the risk of loss for delivery and returns; these items are the risk of the carrier.

Fair Value of Financial Instruments

The fair values of cash, accounts receivable, and accounts payable approximate their carrying values due to their short term nature. The fair value of capital lease obligation is estimated based on incremental borrowing rates for similar arrangements and approximates its carrying value.

New Accounting Pronouncements

In September 2006, the FASB issued Statement of Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. The new standard focuses on the inputs used to measure fair value and the effect, if any, on the changes in net assets for the period. SFAS 157 is effective for the Company for the year ended December 31, 2008. Effective January 1, 2008, the Company adopted this standard; this adoption did not have a material effect on the Company’s combined financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). This standard expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for the Company for the year ended December 31, 2008. Effective January 1, 2008, the Company adopted this standard; this adoption did not have a material effect on the Company’s combined financial statements.

In December 2007, the FASB issued No. 141 (revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for the Company on January 1, 2009 and is to be applied prospectively. The Company continues to assess the impact, if any, SFAS 141R will have on its combined financial statements.

2.	Property and Equipment

Property and equipment consisted of the following at December 31, 2007 and 2006 (in thousands):

	2007	2006

Equipment and software	$867	$820
Furniture, fixtures and other equipment	341	555
Building	1,185	1,185

Gross property and equipment	2,393	2,560
Less: Accumulated depreciation	(1,009)	(781)

Property and equipment, net	$1,384	$1,779

Depreciation expense for the years ending December 31, 2007, 2006 and 2005 was $0.3 million, $0.3 million and $0.2 million, respectively.

3.	Line of Credit Arrangement

The Company entered into a new line of credit arrangement with a bank on April 25, 2007 that provides for borrowings of up to $2.0 million. The line of credit replaced the Company’s old line of credit arrangement dated September 11, 2006, which provided for borrowings of up to $1.5 million. The new line of credit is secured by all assets of the Company and is renewable on an annual basis. Interest is payable monthly at a rate of Prime less 0.5% (6.75% at December 31, 2007). The new line of credit expired on April 25, 2008. There were no borrowings outstanding under the old or new line of credit at December 31, 2007 or 2006, respectively.

4.	Invested Equity

Preferred Stock

The Company has 20,000,000 shares of preferred stock, par value $0.001, authorized. There were no shares issued and outstanding at December 31, 2007 or 2006.

Stock-Based Compensation

The Company’s 2000 Stock Option Plan (the “Plan”) permitted the grant of stock options to Company employees for up to 12,000,000 shares of common stock. The Company viewed such awards as aligning the interests of its key employees to those of its stockholders. Stock options under the Plan were granted with an exercise price equal to or in excess of the estimated fair value of the Company’s stock on the date of grant. Options were exercisable ten years from the date of grant, but only to the extent vested as specified in each option agreement. All granted options were non-qualified options.

As permitted by SFAS 123, the Company previously measured compensation costs for its stock options using the accounting method prescribed by APB 25. The Company’s pro forma net income for the years ended December 31, 2006 and 2005 would not be significantly different than reported net income had compensation cost for the Plan been determined consistent with SFAS 123 for options issued before January 1, 2006.

Effective February 2, 2007, the sole director of the Company, in accordance with Section 141(f) of the Delaware General Corporate Law and Sections 2.10 and 3.9 of the Company’s bylaws, took actions to (i) freeze the Plan in its entirety, (ii) freeze all further grants of options under the Plan, and (iii) 100% vest all outstanding options granted under the Plan.

As of December 31, 2007, 8,224,606 shares of common stock remained available for future issuance under the Plan. Any shares issued in connection with the exercise of options are expected to be newly issued shares.

During both the year ended December 31, 2007 and 2006, the weighted average grant date fair value of each option was 9 cents. For the years ended December 31, 2007 and 2006, stock option compensation expense, net of estimated forfeitures, was $60,000 and $45,000, respectively. Since all options granted under the Plan were 100% vested as of February 2, 2007, all unrecognized compensation cost related to non-vested options was recognized in the year ended December 31, 2007.

For options being accounted for under SFAS 123(R), the fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model. Because the Company’s stock is privately held, it is not practical to determine the Company’s share price volatility. Accordingly the Company uses the historical share price volatility of publicly traded companies within the transportation and logistics sector as a surrogate for the expected volatility of the Company’s stock. The expected life of the options represents the expected time that the options granted will remain outstanding. The risk-free rate used to calculate each option valuation is based on the U.S. Treasury rate at the time of option grants for a note with a similar lifespan. The specific assumptions used to determine the weighted average fair value of stock options granted during the years ended December 31, 2007 and 2006 were as follows:

	2007	2006

Risk free interest rate	4.8%	4.3%
Dividend yield	0.0%	0.0%
Expected volatility	38.6%	41.8%
Expected life (years)	7	7
Pro forma weighted average fair value of stock options granted	$0.09	$0.09

A summary of the option activity under the Plan for the years ended December 31, 2007 and 2006 is as follows:

			Weighted-
		Weighted-	Average	Aggregate
		Average	Remaining	Intrinsic
		Exercise Price	Contractual	Value
	Shares	(in dollars)	Term (Years)	(000’s)

Outstanding at December 31, 2005	2,608,617	$0.15	5.3	$113
Granted	750,000	0.18
Exercised	—	—
Forfeited	—	—

Outstanding at December 31, 2006	3,358,617	$0.16	5.3	$182
Granted	416,777	0.18
Exercised	—	—
Forfeited	—	—

Outstanding at December 31, 2007	3,775,394	$0.16	4.9	$219

There were 3,775,394 and 2,539,734 options exercisable at December 31, 2007 and 2006, respectively. At December 31, 2007, for exercisable options, the weighted-average exercise price was 16 cents, the weighted average remaining contractual term was 4.9 years and the estimated aggregate intrinsic value was $0.2 million. At December 31, 2006, for exercisable options, the weighted-average exercise price was 15 cents, the weighted average remaining contractual term was 4.2 years and the estimated aggregate intrinsic value was $0.1 million.

5.	Commitments and Contingencies

Employee Benefit Plans

The Company sponsors the Group Transportation Services, Inc. 401(k) Plan (“401(k) Plan”) to provide retirement benefits for its employees. As allowed under Section 401(k) of the Internal Revenue Code, the 401(k) Plan provides for tax deferred salary contributions for eligible employees. The 401(k) Plan allows employees to contribute from 1% to 80% of their annual compensation to the 401(k) Plan on a pretax basis. Employee contributions are limited to a maximum annual amount as set periodically by the Internal Revenue Code. The Company matches pretax employee contributions up to 100% of the first 3% and 50% for 4% and 5% of eligible earnings. Matching contributions to the 401(k) Plan totaled $83,000, $71,000 and $61,000 in 2007, 2006, and 2005, respectively.

Capital Lease

The Company has a building that is classified as a capital lease. The recorded value of the building is included in property and equipment, net as of December 31 as follows (in thousands):

	2007	2006

Building	$1,185	$1,185
Accumulated amortization	(197)	(118)

Total	$988	$1,067

This capital lease obligation has remaining principal payments due monthly through 2020.

The following is a schedule of future minimum lease payments under the capital lease with the present value of the net minimum lease payments as of December 31, 2007 (in thousands):

Year Ending	Amount

2008	$231
2009	238
2010	246
2011	253
2012	261
Thereafter	2,218

Total minimum lease payments	3,447
Less: Amount representing interest	(2,283)

Present value of net minimum lease payments(1)	$1,164

(1)	Reflected in the combined balance sheets as current other liabilities and noncurrent capital lease obligations of $5,000 and $1.2 million, respectively.

Operating Lease

The Company has a non-cancelable operating lease for land expiring in 2020. Total rent expense from the operating lease was $0.2 million, $0.2 million and $0.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

The following is a schedule of future minimum lease payments under the non-cancelable operating lease as of December 31, 2007 (in thousands):

Year Ending	Amount

2008	$130
2009	134
2010	138
2011	142
2012	147
Thereafter	1,249

6.	Related Party Transactions

Group Transportation Services, Inc.’s sole stockholder and sole member is also the sole member of an LLC, from which the Company leases the building and land described in Note 5. In addition, during the year ended December 31, 2007, the Company sold assets, with a net book value of $0.2 million, to the same related party. There was no gain or loss recorded on the sale.

7.	Subsequent Event

GTS Acquisition Sub, Inc., an indirect majority-owned subsidiary of Thayer ï Hidden Creek Partners II, L.P., acquired all of the outstanding capital stock of Group Transportation Services, Inc. and all of the outstanding units of GTS Direct, LLC on February 29, 2008. The purchase price was $23.8 million. The preliminary purchase price, including financing fees of approximately $0.8 million, was financed with proceeds from the sale of common stock by GTS Acquisition Sub, Inc. of $12.8 million, a $3.2 million non-cash issuance of stock, and borrowings under a credit facility of $8.0 million. At the time of the acquisition, the Company’s line of credit arrangement was terminated and all vested and outstanding employee stock options were settled in cash.

GTS
CONDENSED BALANCE SHEETS
(Unaudited)

(Dollars in thousands, except share amounts)

	Successor	Predecessor
	June 30,	December 31,
	2008	2007

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$542	$1,072
Accounts receivable	3,324	2,453
Prepaid expenses and other current assets	34	48

Total current assets	3,900	3,573

PROPERTY AND EQUIPMENT, net	2,758	1,384
OTHER ASSETS:
Goodwill	23,248	–
Other noncurrent assets	883	81

TOTAL ASSETS	$30,789	$5,038

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
CURRENT LIABILITIES:
Current maturities of long-term debt	$820	$–
Accounts payable	3,198	2,724
Accrued wages, bonus and commissions	363	363
Accrued taxes and other liabilities	1,442	188

Total current liabilities	5,823	3,275

LONG-TERM DEBT, net of current maturities	6,980	–
CAPITAL LEASE OBLIGATION, net of current maturities	1,166	1,159

COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)
Total liabilities	13,969	4,434

STOCKHOLDERS’ INVESTMENT:
GTS
Common stock, $0.01 par value; 100,000 shares authorized;
16,630 shares issued and outstanding	1	–
Additional paid-in capital	16,675	–
Retained earnings	144	–

Total GTS	16,820	–
Group Transportation Services, Inc.
Common stock, $0.001 par value; 100,000,000 shares authorized;
46,241,953 shares issued and outstanding	–	46
Additional paid-in capital	–	255
Retained earnings	–	415
Treasury stock, 17,347 shares held at cost	–	(220)

Total Group Transportation Services, Inc.	–	496
GTS Direct, LLC
Member’s equity	–	108

Total stockholders’ investment	16,820	604

TOTAL LIABILITIES AND STOCKHOLDERS’ INVESTMENT	$30,789	$5,038

See notes to unaudited financial statements.

GTS
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)

(Dollars in thousands)

	Successor	Predecessor
	Period from
	February 12	Period from	Period from
	(date of inception)	January 1	January 1
	through	through	through
	June 30,	February 29,	June 30,
	2008	2008	2007
Revenues, net	$10,442	$4,302	$13,006
Operating expenses:
Transportation costs	8,049	3,249	10,045
Personnel and related benefits	1,220	4,093	1,499
Other operating expenses	501	295	573
Depreciation and amortization	208	45	156

Total operating expenses	9,978	7,682	12,273

Operating income	464	(3,380)	733
Interest expense	241	29	92

Income before provision for income taxes	223	(3,409)	641
Provision for income taxes	79	–	–

Net income	$144	$(3,409)	$641

See notes to unaudited financial statements.

GTS
CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited)

(Dollars in thousands)

	Successor	Predecessor
	Period from
	February 12	Period from	Period from
	(date of inception)	January 1	January 1
	through	through	through
	June 30,	February 29,	June 30,
	2008	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$144	$(3,409)	$641
Adjustments to reconcile net income to net cash provided by (used in)
operating activities:
Depreciation and amortization	208	45	156
Share-based compensation	46	–	31
Changes in:
Accounts receivable	2,235	(3,115)	(668)
Prepaid and other assets	13	25	(23)
Accounts payable and accrued expenses	(2,206)	6,246	333

Net cash provided by (used in) operating activities	440	(208)	470

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(44)	(36)	(39)
Acquisition of Predecessor	(20,911)	–	–

Net cash used in investing activities	(20,955)	(36)	(39)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	–	(830)	(516)
Reduction of capital lease obligation	–	2	9
Issuance of debt	8,000	–	–
Debt issuance costs paid	(173)	–	–
Repayment of debt	(200)	–	–
Issuance of common stock	13,430	–	–

Net cash provided by financing activities	21,057	(828)	(507)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	542	(1,072)	(76)
CASH AND CASH EQUIVALENTS:
Beginning of period	–	1,072	731

End of period	$542	$–	$655

SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash paid for interest	$250	$39	$117
Non-cash issuance of common stock for acquisition	$3,200	$–	$–

See notes to unaudited financial statements.

GTS
Notes to Unaudited Condensed Financial Statements

1.	Basis of Presentation

The accompanying unaudited interim condensed financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. We believe such statements include all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of our financial position, results of operations and cash flows at the dates and for the periods indicated. Pursuant to the requirements of the Securities and Exchange Commission (“SEC”) applicable to interim financial statements, the accompanying financial statements do not include all disclosures required by GAAP for annual financial statements. While we believe the disclosures presented are adequate to make the information not misleading, these unaudited interim condensed financial statements should be read in conjunction with the financial statements and related notes included in this Form S-1 registration statement for the year ended December 31, 2007. Operating results for the periods presented in this report are not necessarily indicative of the results that may be expected for the calendar year ending December 31, 2008, or any other interim period.

On February 29, 2008, Group Transportation Services Holdings, Inc. (“GTS” or the “Company”), an indirect wholly-owned subsidiary of Thayer  Hidden Creek Partners II, L.P. (“THCP II”), through its direct wholly-owned subsidiary, GTS Acquisition Sub, Inc. acquired all of the outstanding capital stock of Group Transportation Services, Inc. and all of the outstanding member units of GTS Direct, LLC (the “Transaction”). The accompanying balance sheets and statements of operations and cash flows are presented for two periods, Predecessor and Successor, which relate to the period of operations preceding the Transaction and the period of operations succeeding the Transaction, respectively. GTS was formed on February 12, 2008 and there were no substantive operations from date of inception until the Transaction on February 29, 2008. The combined statements for Group Transportation Services, Inc. and GTS Direct, LLC are referred to as “Predecessor.” The consolidated statements of GTS are referred to as “Successor.” As a result of the application of purchase accounting, the Successor balances and amounts presented in the consolidated financial statements and footnotes are not comparable with those of the Predecessor.

Principles of Consolidation

The accompanying consolidated financial statements for the Successor include the accounts of Group Transportation Services, Inc. and GTS Direct, LLC, post Transaction. All intercompany balances and transactions have been eliminated in consolidation.

The accompanying combined financial statements for the Predecessor include the accounts of Group Transportation Services, Inc. and GTS Direct, LLC, pre Transaction. All intercompany balances and transactions have been eliminated in combination.

Income Taxes

Group Transportation Services, Inc. and its previous stockholder elected subchapter S Corporation status under the Internal Revenue Code (and similar state tax law provisions in most states) and therefore, Group Transportation Services, Inc. generally was not subject to federal or state income taxes. Accordingly, the Predecessor financial statements do not include a provision for income taxes or liability for current or deferred income taxes.

Upon completion of the Transaction, Group Transportation Services, Inc.’s S Corporation status was terminated and is now considered a C Corporation and is subject to federal and state taxes. The Successor accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes (“SFAS 109”), which requires an asset and liability approach to financial accounting and reporting for income taxes. In accordance with SFAS 109, deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense (benefit) is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

New Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51, Consolidated Financial Statements (“SFAS 160”). SFAS 160 establishes accounting and reporting guidance for a noncontrolling ownership interest in a subsidiary and deconsolidation of a subsidiary. The standard requires that a noncontrolling ownership interest in a subsidiary be reported as equity in the consolidated statement of financial position and any related net income attributable to the parent be presented on the face of the consolidated statement of income. SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The Company will be required to adopt SFAS 160 on January 1, 2009, and does not expect the standard to have a material effect on its consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141(R)”), which replaces SFAS No. 141, Business Combinations, and establishes principles and requirements for how an acquirer: (1) recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree; (2) recognizes and measures the goodwill acquired in a business combination or gain from a bargain purchase; and (3) determines what information to disclose. SFAS 141(R) is effective for business combinations in which the acquisition date is in the first fiscal year after December 15, 2008. The Company will be required to adopt SFAS 141(R) on January 1, 2009. The Company is currently evaluating the impact, if any, SFAS 141(R) will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. This Statement was adopted by the Company on January 1, 2008. The adoption of SFAS 157 did not have a material effect on the Company’s consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 expands the use of fair value accounting but does not affect existing standards which require assets or liabilities to be carried at fair value. Under SFAS 159, a company may elect to use fair value to measure accounts and loans receivable, available-for-sale and held-to-maturity securities, equity method investments, accounts payable, guarantees and issued debt. If the use of the fair value is elected, any upfront costs and fees related to the item must be recognized in earnings and cannot be deferred. The fair value election is irrevocable and generally made on an instrument-by-instrument basis, even if a company has similar instruments that it elects not to measure based on fair value. At the adoption date, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to beginning retained earnings. Subsequent to the adoption of SFAS 159, changes in fair value are recognized in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007 and therefore was adopted by the Company on January 1, 2008. The Company has not elected to use fair value for measuring financial assets and financial liabilities.

2.	Acquisition

On February 29, 2008, GTS acquired all of the outstanding stock of Group Transportation Services, Inc. and all of the outstanding member units of GTS Direct, LLC. The purchase price was $24.1 million, which was comprised of $20.9 million of cash and 3,200 shares of GTS common stock with an estimated fair value of $3.2 million. The purchase price, including financing fees of approximately $0.9 million, was financed with proceeds from the sale of common stock by GTS of $13.4 million, the $3.2 million non-cash issuance of common stock, and borrowings under the GTS credit facility of $8.0 million.

In addition to the cash paid at closing, the agreement calls for contingent consideration in the form of an earnout. The former owner of GTS will receive a payment equal to the amount by which GTS’ earnings before income taxes, depreciation and amortization and management fee (“EBITDAM”), as defined in the purchase agreement, exceeds $3.0 million in a given year for five years beginning with the calendar year ending December 31, 2008, up to a maximum payout of $3.5 million. The payments will be allocated to goodwill if and when they are earned.

The acquisition of GTS on February 29, 2008 was accounted for using the purchase method of accounting. Accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair market values as of the date of acquisition with the excess preliminary purchase price over the estimated fair value of net assets being recorded as goodwill. The purchase price allocation is preliminary and subject to change due to the finalization of preliminary asset valuations and income tax related matters. The preliminary estimated fair values of the assets acquired and liabilities assumed are as follows (in thousands):

Accounts receivable	$1,988
Prepaid expenses and other current assets	3,617
Property and equipment	2,875
Goodwill	23,248
Customer relationship intangible asset	700
Other assets	58
Accounts payable	(2,047)
Accrued expenses	(5,166)
Other liabilities	(1,166)

Total	$24,107

The goodwill and other intangible assets recorded in connection with the GTS acquisition is deductible for tax purposes.

The customer relationship intangible asset is being amortized straight line over its estimated 5-year life and has a net book value of $0.7 million as of June 30, 2008. Amortization expense of $44,000 is included in depreciation and amortization in the statement of operations for the period from February 12, 2008 (date of inception) through June 30, 2008.

3.	Long-Term Debt

Long-term debt consisted of the following at June 30, 2008 (in thousands):

Revolving credit facility	$–
Term loan	7,800

Total senior debt	7,800
Less: current maturities	(820)

Total long-term debt	$6,980

On February 29, 2008, the Company entered into a new bank credit agreement (the “Agreement”). The Agreement, which is secured by all assets of the Company, includes a $3.0 million revolving credit facility and an $8.0 million term loan. The revolving credit facility and term loan mature in 2014. Interest is payable quarterly at LIBOR plus an applicable margin based upon the Company’s leverage ratio or, at the Company’s option, prime plus an applicable margin.

Principal is payable in quarterly installments ranging from $0.2 million per quarter in 2008 increasing to $0.8 million per quarter through 2013 and a final payment due on February 28, 2014. The revolving credit facility also provides for the issuance of up to $1.0 million in letters of credit. As of June 30, 2008, the Company had no outstanding letters of credit. Total availability under the revolving credit facility was $3.0 million as of June 30, 2008. At June 30, 2008, the interest rate on the revolving credit facility and term loan was LIBOR (2.80% at June 30, 2008) plus 3.25%.

The Agreement contains certain restrictive covenants that require the Company to maintain certain leverage and fixed charge coverage ratios. The Agreement also restricts dividend payments, capital expenditures and the incurrence of additional debt. The Company was in compliance with all covenants, as defined in the Agreement, as of June 30, 2008.

4.	Stock-Based Compensation

Stock Based Compensation — Successor

The Company’s Key Employee Equity Plan (the “Plan”) permits the grant of stock options to Company employees for up to 2,824 shares of common stock. The Company views such awards as aligning the interests of its key employees to those of its stockholders. Stock options under the Plan are granted with an exercise price equal to or in excess of the estimated fair value of the Company’s stock on the date of grant. Options are exercisable ten years from the date of grant, but only to the extent vested as specified in each option agreement. All granted options are non-qualified options.

The Company’s share based payment awards are comprised of stock options. Under SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”), compensation cost for the Company’s stock options is measured and recognized at fair value using the Black-Scholes option-pricing model.

The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model. Because the Company’s stock is privately held, it is not practical to determine the Company’s share price volatility. Accordingly the Company uses the historical share price volatility of publicly traded companies within the transportation and logistics sector as a surrogate for the expected volatility of the Company’s stock. The expected life of the options represents the expected time that the options granted will remain outstanding. The risk-free rate used to calculate each option valuation is based on the U.S. Treasury rate at the time of option grants for a note with a similar lifespan. The specific assumptions used to determine the weighted average fair value of stock options granted during the period from February 12, 2008 (date of inception) through June 30, 2008 were as follows:

Risk free interest rate	2.7%-3.2%
Dividend yield	–
Expected volatility	33.7%-33.8%
Expected life (years)	6
Pro forma weighted average fair value of our stock options granted	$321

A summary of the option activity under the Plan for the period from February 12, 2008 (date of inception) through June 30, 2008 is as follows:

Weighted-
		Weighted-	Average	Aggregate
		Average	Remaining	Intrinsic
		Exercise Price	Contractual	Value
	Shares	(in dollars)	Term Years	(000’s)

Outstanding at February 12, 2008 (date of inception)	–	–	–	–
Granted	2,541	$1,222
Exercised	–	–
Forfeited	–	–

Outstanding at June 30, 2008	2,541	$1,222	9.8	$0

There were no options exercisable at June 30, 2008. Options expected to vest are not significantly different from options outstanding as of June 30, 2008.

Stock-Based Compensation — Predecessor

The Predecessor’s 2000 Stock Option Plan (the “2000 Plan”) permitted the grant of stock options to employees for up to 12,000,000 shares of common stock.

Effective February 2, 2007, the sole director of the Predecessor, in accordance with Section 141(f) of the Delaware General Corporate Law and Sections 2.10 and 3.9 of the Predecessor’s bylaws, took actions to (i) freeze the 2000 Plan in its entirety, (ii) freeze all further grants of options under the 2000 Plan, and (iii) 100% vest all outstanding options granted under the 2000 Plan. At the time of the Transaction, all outstanding options were terminated and settled in cash for $3.5 million, recorded as a component of personnel and related benefits in the statements of operations for the period from January 1 through February 29, 2008.

5.	Related Party Transaction

The Company leases a building from a party who is also a stockholder of GTS. The building is classified as a capital lease on the accompanying balance sheets and has remaining principal payments due monthly through 2020.

6.	Subsequent Event

THCP II is an affiliate of Thayer Equity Investors V, L.P., the controlling stockholder of Roadrunner Transportation Services Holdings, Inc. (“RRTS”). RRTS intends to file a Form S-1 to affect an initial public offering. Simultaneous with the consummation of the offering, THCP II intends to merge the Company with RRTS (“GTS Merger”). Consistent with the provisions of SFAS 141, transfers of net assets or exchanges of equity interests between entities under common control do not constitute business combinations. Because the Company and RRTS will have the same control group immediately before and after the GTS Merger, the GTS Merger, if consummated, will be accounted for as a combination of entities under common control on a historical cost basis in a manner similar to a pooling of interests. Accordingly, RRTS’ historical financial statements would be recast to include GTS as of February 29, 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Sargent:

We have audited the accompanying combined balance sheets of Sargent Trucking, Inc.; Big Rock Transportation, Inc.; Midwest Carriers, Inc.; B&J Transportation, Inc.; and Smith Truck Brokers, Inc., (collectively, “Sargent”), all of which are under common ownership and common management, as of October 3, 2006 and December 31, 2005, and the related combined statements of operations, stockholders’ investment, and cash flows for the period from January 1, 2006 through October 3, 2006 and for the year ended December 31, 2005. These financial statements are the responsibility of Sargent’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Sargent is not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Sargent’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the combined financial position of Sargent as of October 3, 2006 and December 31, 2005, and the combined results of their operations and their cash flows for the period from January 1, 2006 through October 3, 2006 and for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8 to the combined financial statements, Sargent was acquired by Sargent Transportation Group, Inc., a majority owned subsidiary of Thayer Equity Investors V, L.P. on October 4, 2006.

/s/  Deloitte & Touche LLP

Milwaukee, Wisconsin
July 22, 2008

SARGENT
COMBINED BALANCE SHEETS

(Dollars in thousands)

	October 3,	December 31,
	2006	2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,834	$3,503
Accounts receivable, net	23,780	24,587
Prepaid expenses and other current assets	1,289	2,008

Total current assets	33,903	30,098

PROPERTY AND EQUIPMENT, NET	811	701
GOODWILL	481	481

TOTAL ASSETS	$35,195	$31,280

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
CURRENT LIABILITIES:
Bank line of credit	$–	$1,500
Accounts payable	3,793	2,270
Accrued expenses	1,011	881

Total current liabilities	4,804	4,651
LOANS TO STOCKHOLDERS	–	1,000

Total liabilities	4,804	5,651

COMMITMENTS AND CONTINGENCIES (NOTE 6)
STOCKHOLDERS’ INVESTMENT:
Common stock (Note 5)	40	40
Additional paid-in capital	26	26
Retained earnings	30,325	25,563

Total stockholders’ investment	30,391	25,629

TOTAL LIABILITIES AND STOCKHOLDERS’ INVESTMENT	$35,195	$31,280

The accompanying notes are an integral part of these combined financial statements.

SARGENT
COMBINED STATEMENTS OF OPERATIONS

(Dollars in thousands)

	Period from
	January 1,
	2006	Year
	through	Ended
	October 3,	December 31,
	2006	2005
Revenues, net	$148,821	$184,293
Operating expenses:
Purchased transportation costs	133,046	163,474
Other operating expenses	8,757	11,574
Depreciation	184	473

Total operating expenses	141,987	175,521

Operating income	6,834	8,772
Interest income	196	128
Interest expense	2	140

Income before provision for income taxes	7,028	8,760
Provision for income taxes	102	120

Net income	$6,926	$8,640

The accompanying notes are an integral part of these combined financial statements.

SARGENT
COMBINED STATEMENTS OF STOCKHOLDERS’ INVESTMENT

(Dollars in thousands, except share amounts)

			Additional		Total
	Common Stock		Paid-In	Retained	Stockholders’
	Shares	Amount	Capital	Earnings	Investment
BALANCE, January 1, 2005	1,000	$40	$26	$21,221	$21,287
Distribution to stockholders				(4,298)	(4,298)
Net income				8,640	8,640

BALANCE, December 31, 2005	1,000	40	26	25,563	25,629

Distribution to stockholders				(2,164)	(2,164)
Net income				6,926	6,926

BALANCE, October 3, 2006	1,000	$40	$26	$30,325	$30,391

The accompanying notes are an integral part of these combined financial statements.

SARGENT
COMBINED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Period from
	January 1,
	2006	Year
	through	Ended
	October 3,	December 31,
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,926	$8,640
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	184	473
Changes in:
Accounts receivable	807	(4,076)
Prepaid expenses and other assets	719	(1,164)
Accounts payable	1,523	(216)
Accrued expenses	130	404

Net cash provided by operating activities	10,289	4,061

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(294)	(349)

Net cash used in investing activities	(294)	(349)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings (payments) under revolving line of credit	(1,500)	200
Payment of stockholder notes	(1,000)	(253)
Distributions to stockholders	(2,164)	(4,298)

Net cash used in financing activities	(4,664)	(4,351)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,331	(639)
CASH AND CASH EQUIVALENTS:
Beginning of period	3,503	4,142

End of period	$8,834	$3,503

SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash paid for interest	$2	$—
Cash paid for foreign income taxes (net of refunds)	$30	$259

The accompanying notes are an integral part of these combined financial statements.

Sargent
Notes to Combined Financial Statements

1.	Significant Accounting Policies

Organization and Nature of Business

Sargent Trucking, Inc. (a Maine corporation) and its affiliated entities Big Rock Transportation, Inc. and Midwest Carriers, Inc. (both Indiana corporations), B & J Transportation, Inc. and Smith Truck Brokers, Inc. (both Maine corporations) (collectively, “Sargent” or the “Company”) were all under common ownership and operated under common management during all periods presented herein. Accordingly, the accompanying financial statements have been prepared on combined basis.

Sargent is headquartered in Mars Hill, Maine. Sargent operates as a transportation and truckload brokerage business pursuant to U.S. Department of Transportation authority from 14 offices throughout the continental United States and Canada.

As discussed in Note 8, Sargent Transportation Group, Inc. (“STG”), a majority owned subsidiary of Thayer Equity Investors V, L.P., acquired all of the outstanding common stock of the Company on October 4, 2006. The accompanying combined financial statements reflect all accounting prior to the transferring of funds by the purchaser related to the sale of the Company.

Principles of Combination

The Company’s combined financial statements include the accounts of Sargent Trucking, Inc., Big Rock Transportation, Inc., Midwest Carriers, Inc., B&J Transportation, Inc., and Smith Truck Brokers, Inc. All intercompany balances and transactions have been eliminated in combination.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents are defined as short-term investments that have an original maturity of three months or less at the date of purchase and are readily convertible into cash. The Company maintains cash in several banks and, at times, the balances may exceed federally insured limits. The Company does not believe it is exposed to any material credit risk on cash.

In connection with the Company’s Canadian business activities, the Company maintains certain bank accounts with a Canadian Bank. These balances are recorded in the accompanying financial statements in U.S. dollars using the exchange rate in effect at the applicable reporting date. As of October 3, 2006 and December 31, 2005 these balances amounted to $0.4 million and $0.7 million, respectively.

Accounts Receivable

Accounts receivable represent trade receivables from customers and are stated net of an allowance for doubtful accounts of $0.2 million as of October 3, 2006 and December 31, 2005. Management estimates the portion of accounts receivable that will not be collected and accounts are written off when they are determined to be uncollectible. Accounts receivable are uncollateralized and are generally due 30 days from the invoice date.

Property and Equipment

Property and equipment are stated at cost. Maintenance and repair costs are charged to expense as incurred. For financial reporting purposes, depreciation is calculated using the straight line method over the following estimated useful lives:

Buildings and leasehold improvements	5 - 15 years
Equipment, furniture and fixtures	3 - 7 years

Accelerated depreciation methods are used for tax reporting purposes.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired from business acquisitions and has an indefinite life. The Company performs an annual goodwill impairment analysis on

December 31 (or more frequently if events or circumstances indicate an impairment may be present). This analysis is performed using a two-step process that begins with an estimation of the fair value at the “reporting unit” level. Fair value of such reporting units is determined using a discounted cash flows methodology. The Company’s reporting units are businesses one level below the operating segment level for which discrete financial information is prepared and regularly reviewed by management. The first step is a screen for potential impairment and the second measures the amount of the impairment, if any. No goodwill impairment was identified during the period ended October 3, 2006 or the year ended December 31, 2005.

Income Taxes

The Company and its stockholders elected subchapter S Corporation status under the Internal Revenue Code (and similar state tax law provisions in most states) and therefore, the Company generally is not subject to United States federal or state income taxes. Accordingly, the accompanying combined financial statements do not include a provision for United States income taxes or liability for current or deferred income taxes. Rather, the Company’s income or loss is allocated to stockholders for inclusion in their personal income tax returns. Stockholder distributions are declared each year in order to fund stockholders’ personal income tax liabilities associated with their allocated income or loss.

The Company is subject to certain income taxes in Canada and accordingly records a provision for such income taxes in the Company’s combined statements of operations.

On October 4, 2006, the Company was purchased by STG in a transaction that qualified as a deemed asset sale under Internal Revenue Code 338(h)(10) (see Note 8). As such, the Company’s stockholders included in their personal income tax return the gain on such sale.

Fair Value of Financial Instruments

Fair values of cash and cash equivalents, accounts receivable and accounts payable approximate their carrying values due to their short-term nature.

Revenue Recognition

The Company records revenue when all of the following have occurred: an agreement of sale exists; pricing is fixed or determinable; delivery has occurred; and the Company’s obligation to fulfill a transaction is complete and collection of revenue is reasonably assured.

In accordance with Emerging Issues Task Force Issue 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, the Company recognizes revenue on a gross basis, as opposed to a net basis, because it bears the risks and benefits associated with revenue-generated activities by, among other things, (1) acting as a principal in the transaction, (2) managing all aspects of the shipping process and (3) taking the risk of loss for collection, delivery and returns.

New Accounting Pronouncements

In July, 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109 (“FIN 48”) which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement principles for financial statement disclosure of tax positions taken or expected to be taken on a tax return. The provisions of FIN 48 are effective for non-public entities for years beginning after December 15, 2007 with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings.

2.	Property and Equipment

Property and equipment consisted of the following at October 3, 2006 and December 31, 2005 (in thousands):

	2006	2005

Buildings and leasehold improvements	$233	$209
Equipment, furniture and fixtures	2,144	1,906

Gross property and equipment	2,377	2,115
Less: Accumulated depreciation	(1,566)	(1,414)

Property and equipment, net	$811	$701

Depreciation expense for the period from January 1, 2006 through October 3, 2006 and the year ended December 31, 2005 was $0.2 million and $0.5 million, respectively.

3.	Long-Term Debt

As of December 31, 2005, the Company had a variable rate line of credit that provided for borrowings of up to $1.5 million secured by certain trade accounts receivable. Interest on the line was payable on a quarterly basis at a rate of prime plus 1% (8.25% at December 31, 2005). The outstanding balance on this line of credit was repaid during 2006 and was not renewed.

As of December 31, 2005, the stockholders had various short-term loans outstanding to the Company. Interest was accrued on these loans at rates ranging from 3% to 5%. All outstanding loans were repaid during 2006.

4.	Income Taxes

The Company’s effective tax rate was 1.5% and 1.4% for the period from January 1, 2006 through October 3, 2006 and the year ended December 31, 2005, respectively. The Company’s tax provision is attributable to Canadian and Provincial statutory income taxes on Canadian sourced income. The Company had no significant deferred taxes at October 3, 2006 or December 31, 2005.

5.	Stockholders’ Investment

The Company had the following authorized and issued shares of common stock as of October 3, 2006 and December 31, 2005:

		Shares	Shares
	Par Value	Authorized	Issued

Sargent Trucking, Inc.	$100 per share	1,000	400
Big Rock Transportation, Inc.	No par value	1,000	100
Midwest Carriers, Inc.	No par value	1,000	100
Smith Truck Brokers, Inc.	No par value	3,000	200
B&J Transportation, Inc.	No par value	3,000	200

6.	Commitments and Contingencies

Employee Benefit Plans

The Company sponsors the Sargent Trucking, Inc. 401(k) plan (the “401(k) Plan”) to provide retirement benefits for substantially all full-time employees. As allowed under Section 401(k) of the Internal Revenue Code, the 401(k) Plan provides for tax deferred salary contributions for eligible employees. The 401(k) Plan allows annual additions to a participant’s account of up to the lesser of $30,000 or 25% of a participant’s compensation on a pre tax basis. Participant contributions are limited to a maximum annual amount as set periodically by the Internal Revenue Code. The 401(k) Plan calls for the Company to match 100% of contributions up to 3% of an employee’s compensation and 50% of contributions on the next 2% of an employee’s compensation. Matching contributions to the 401(k) Plan totaled $0.1 million for both the period from January 1, 2006 through October 3, 2006 and for the year ended December 31, 2005, respectively, and has been classified as a component of other operating expenses in the accompanying combined statement of operations.

Leases

The Company leases office space under noncancelable operating leases expiring on various dates through 2009. Total rent expense from operating leases was $1.3 million for the period from January 1, 2006 through October 3, 2006 and $1.4 million for the year ended December 31, 2005, and has been classified as a component of other operating expenses in the accompanying combined statement of operations.

Aggregate future minimum lease payments under noncancelable operating leases extend through 2009 and are de minimis.

Contingencies

In the ordinary course of business, the Company is a defendant in several property and other claims. The Company maintains liability insurance coverage for claims. Management believes it has adequate insurance to cover losses in excess of the deductible amount.

7.	Related Party Transactions

As of December 31, 2005, certain stockholders had various short-term loans outstanding to the Company totaling $1.0 million. All such loans were repaid during 2006. Interest expense for the period from January 1, 2006 through October 3, 2006 and for the year ended December 31, 2005 was de minimis.

8.	Subsequent Event

On October 4, 2006, STG, a majority owned subsidiary of Thayer Equity Investors V, L.P., acquired all of the outstanding common stock of the Company. The total consideration, net of cash acquired of approximately $2.2 million and before consideration of the earnout provisions prescribed by the acquisition agreement, was approximately $46.2 million. The acquisition price, including financing fees of approximately $0.9 million was financed with proceeds from the sale of common stock by STG of $16.9 million and borrowings under credit facilities of $26.5 million and a note payable to the former owners of Sargent of $5.0 million. At the time of the acquisition, the Company’s former line of credit arrangement was terminated.

On March 14, 2007, STG merged with Roadrunner Dawes, Inc. (“RDS”), majority-owned subsidiary of Thayer Equity Investors V, L.P. At the time of the merger, each outstanding STG share was converted into two-tenths of a share of the RDS’ Class A common stock. In addition, 10-year warrants to purchase 15,198 shares of RDS’ Class A common stock at a purchase price of $2,000 per share were issued to the existing stockholders of STG.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Roadrunner Freight Systems, Inc.

We have audited the accompanying balance sheet of Roadrunner Freight Systems, Inc. (the “Company”) as of April 29, 2005 and the related statements of operations, stockholders’ investment, and cash flows for the period from January 1, 2005 through April 29, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Roadrunner Freight Systems, Inc. as of April 29, 2005, and the results of its operations and its cash flows for the period from January 1, 2005 through April 29, 2005 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8, all of the Company’s outstanding common stock was acquired by Thayer LTL Holding Corp., a majority owned subsidiary of Thayer Equity Investors V, L.P., subsequent to the close of business on April 29, 2005.

/s/  Deloitte & Touche LLP

Milwaukee, Wisconsin
July 22, 2008

ROADRUNNER FREIGHT SYSTEMS, INC.
BALANCE SHEET
April 29, 2005

(Dollars in thousands, except share amounts)

ASSETS
CURRENT ASSETS:
Cash	$1,503
Accounts receivable, net	12,731
Deferred income taxes	1,273
Prepaid expenses and other current assets	1,610

Total current assets	17,117

PROPERTY AND EQUIPMENT, NET	2,180
OTHER ASSETS:
Goodwill	48,642
Other noncurrent assets	2,233

Total other assets	50,875

TOTAL ASSETS	$70,172

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
CURRENT LIABILITIES:
Current maturities of long-term debt	$2,000
Accounts payable	9,121
Accrued expenses and other liabilities	4,419

Total current liabilities	15,540
LONG-TERM DEBT, net of current maturities	31,677
PUT WARRANTS AND OTHER LONG-TERM LIABILITIES	7,243

Total liabilities	54,460

COMMITMENTS AND CONTINGENCIES (NOTE 6)
STOCKHOLDERS’ INVESTMENT:
Common stock $.001 par value; 1,000,000 shares authorized, 344,366 shares issued and outstanding	—
Additional paid-in capital	19,631
Accumulated deficit	(3,919)

Total stockholders’ investment	15,712

TOTAL LIABILITIES AND STOCKHOLDERS’ INVESTMENT	$70,172

The accompanying notes are an integral part of this financial statement.

ROADRUNNER FREIGHT SYSTEMS, INC.
STATEMENT OF OPERATIONS
Period from January 1, 2005 through April 29, 2005

(Dollars in thousands)

Revenues, net	$48,755
Operating expenses:
Purchased transportation costs	34,858
Personnel and related benefits	7,365
Other operating expenses	6,880
Depreciation	357

Total operating expenses	49,460

Operating loss	(705)
Loss on put warrants	2,316
Interest expense	1,094

Loss before income tax benefit	(4,115)
Income tax benefit	(675)

Net loss	$(3,440)

The accompanying notes are an integral part of this financial statement.

ROADRUNNER FREIGHT SYSTEMS, INC.
STATEMENT OF STOCKHOLDERS’ INVESTMENT
Period from January 1, 2005 through April 29, 2005

(Dollars in thousands, except share amounts)

	Class A		Additional		Total
	Common Stock		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Investment

BALANCE, January 1, 2005	344,366	$—	$17,011	$(479)	$16,532
Stock-based compensation expense			2,620		2,620
Net loss				(3,440)	(3,440)

BALANCE, April 29, 2005	344,366	$—	$19,631	$(3,919)	$15,712

The accompanying notes are an integral part of this financial statement.

ROADRUNNER FREIGHT SYSTEMS, INC.
STATEMENT OF CASH FLOWS
Period from January 1, 2005 through April 29, 2005

(Dollars in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,440)
Adjustments to reconcile net loss to net cash provided by operating activities:
Loss on put warrants	2,316
Option grant compensation expense	2,620
Depreciation	357
Amortization of debt discount	24
Deferred interest	51
Provision for bad debts and freight bill adjustments	17
Income tax benefit	(675)
Changes in:
Accounts receivable, net	(64)
Prepaid expenses and other assets	(487)
Accounts payable	775
Accrued expenses and other liabilities	(419)

Net cash provided by operating activities	1,075

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(54)

Net cash used in investing activities	(54)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of long-term debt	(1,000)

Net cash used in financing activities	(1,000)

NET INCREASE IN CASH	21
CASH:
Beginning of period	1,482

End of period	$1,503

SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash paid for interest	$791

The accompanying notes are an integral part of this financial statement.

Roadrunner Freight Systems, Inc.
Notes to Financial Statements

1.	Significant Accounting Policies

Organization and Nature of Business

Roadrunner Freight Systems, Inc. (“Roadrunner” or the “Company”) is headquartered in Cudahy, Wisconsin. Roadrunner operates as a common and contract motor carrier pursuant to U.S. Department of Transportation authority and is engaged primarily in transportation of less-than-truckload shipments. Roadrunner has 8 terminals and operates throughout the United States.

As discussed in Note 8, subsequent to the close of business on April 29, 2005, the controlling stockholder of Dawes Holding Corporation (“DHC”) through Thayer LTL Holding Corp. (“THC”) (a majority-owned subsidiary of Thayer Equity Investors V, L.P.), acquired all of the outstanding capital stock of Roadrunner. The accompanying financial statements reflect all accounting prior to the consummation of the sale of the Company.

Cash

The Company maintains cash in several banks and, at times, the balances may exceed federally insured limits. The Company does not believe it is exposed to any material credit risk on cash. As of April 29, 2005, approximately $0.5 million of checks drawn in excess of bank balances was classified as accounts payable in the accompanying balance sheet.

Accounts Receivable

Accounts receivable represent trade receivables from customers and are stated net of an allowance for doubtful accounts and pricing allowances of $0.6 million as of April 29, 2005. Management estimates the portion of accounts receivable that will not be collected and accounts are written off when they are determined to be uncollectible. Accounts receivable are uncollateralized and are generally due 30 days from the invoice date.

Property and Equipment

Property and equipment are stated at cost. Maintenance and repair costs are charged to expense as incurred. For financial reporting purposes, depreciation is calculated using the straight-line method over the following estimated useful lives:

Leasehold improvements	5 - 15 years
Equipment, furniture and fixtures	5 years

Accelerated depreciation methods are used for tax reporting purposes.

Goodwill

Goodwill assets result from business acquisitions and have been accounted for in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangibles (“SFAS 142”) and SFAS No. 141, Business Combinations (“SFAS 141”). The Company accounts for business acquisitions by assigning the purchase price to tangible and intangible assets and liabilities. Assets acquired and liabilities assumed are recorded at their fair values and the excess of the purchase price over amounts assigned is recorded as goodwill.

SFAS 142 provides specific guidance for testing goodwill and indefinite lived intangible assets for impairment. Goodwill is tested for impairment at least annually using a two-step process that begins with an estimation of the fair value at the “reporting unit” level. The Company’s reporting units are businesses one level below the operating segment level for which discrete financial information is prepared and regularly reviewed by management. The first step is a screen for potential impairment and the second measures the amount of the impairment, if any. No goodwill impairment was identified during the period from January 1, 2005 through April 29, 2005.

Income Taxes

The Company recognizes deferred income tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes are determined using the liability method, which considers future tax consequences associated with the difference between financial accounting and tax bases of assets and liabilities using currently enacted tax rates (see Note 4).

Fair Value of Financial Instruments

Fair values of cash, accounts receivable and accounts payable approximate cost. The estimated fair values of long-term debt have been determined using market information and valuation methodologies, primarily discounted cash flows analysis. These estimates require considerable judgment in interpreting market data, and changes in assumptions or estimation methods could significantly affect the fair value estimates. Based on the borrowing rates currently available to the Company for loans with similar terms and average maturities, the estimated fair value of the bank debt approximates carrying value at April 29, 2005.

Stock-Based Compensation

The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, (“APB 25”) as permitted by SFAS No. 123, Accounting for Stock-Based Compensation, (“SFAS 123”). Under APB 25, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price of the stock option (see Note 5).

Revenue Recognition

The Company recognizes revenue when all of the following have occurred: an agreement of sale exists; pricing is fixed or determinable; delivery has occurred; and the Company’s obligation to fulfill a transaction is complete and collection of revenue is reasonably assured.

In accordance with Emerging Issues Task Force Issue 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, the Company recognizes revenue on a gross basis, as opposed to a net basis, because it bears the risk and benefits associated with revenue-generated activities by, among other things, (1) acting as a principal in the transaction, (2) establishing prices, (3) managing all aspects of the shipping process and (4) taking the risk of loss for collection, delivery and returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2.	Property and Equipment

Property and equipment consisted of the following at April 29, 2005 (in thousands):

Leasehold improvements	$600
Equipment, furniture and fixtures	10,504

Gross property and equipment	11,104
Less: Accumulated depreciation	(8,924)

Property and equipment, net	$2,180

Depreciation expense for the period from January 1, 2005 through April 29, 2005 was $0.4 million.

3.	Long-Term Debt

Long-term debt consisted of the following at April 29, 2005 (in thousands):

Line of credit	$9,000
Bank term note, payable in monthly installments of $250 through December 31, 2005 increasing to $500 through December 31, 2009 maturity date. Interest is payable monthly at LIBOR plus an applicable margin or, at the Company’s option, prime plus an applicable margin. At April 29, 2005, the interest rate was LIBOR (3.1% at April 29, 2005) plus 3%.	20,000
Senior subordinated note, payable to American Capital, Ltd. (“ACAS”), principal at issuance date of $15,200. As of April 29, 2005, balance includes deferred interest of $61 and is net of $101 of unamortized debt discount. Interest accrues at 15.5% of which 12.5% is payable monthly and 3% is deferred until maturity of debt. The effective interest rate on the note is 19.1%. Principal and deferred interest is due with a final payment due on July 25, 2009	760
Junior subordinated note A, payable to ACAS, principal at issuance date of $875. As of April 29, 2005, balance includes deferred interest of $8 and is net of $104 of unamortized debt discount. Interest accrues at 16% of which 13% is payable monthly and 3% is deferred until maturity of debt. The effective interest rate on the note is 21.5%. Principal and deferred interest is due with a final payment due on July 25, 2010.	788
Junior subordinated note B, payable to ACAS, principal at issuance date of $3,475. As of April 29, 2005, balance includes deferred interest of $35 and is net of $416 of unamortized debt discount. Interest accrues at 15.4% of which 12.4% is payable monthly and 3% is deferred until maturity of debt. The effective interest rate on the note is 20.8%. Principal and deferred interest is due with a final payment due on July 25, 2010.	3,129

Total	$33,677
Less: Current maturities	(2,000)

Long-term debt, net of current maturities	$31,677

The Company has a bank line of credit which matures December 31, 2009. The maximum borrowing on the line of credit is limited to the lesser of the commitment or the borrowing base. The commitment at April 29, 2005 was $12.0 million. The borrowing base includes eligible account receivables and is reduced for any outstanding letters of credit. Based on the borrowing base formula at April 29, 2005, there was approximately $3.0 million of unused available borrowing capacity.

The interest rate on the line is at LIBOR plus an applicable margin or, at the Company’s option, prime plus an applicable margin. At April 29, 2005, the interest rate was LIBOR (3.1% at April 29, 2005) plus 2.5%.

The bank line of credit, term note and junior subordinated notes are secured by substantially all assets of the Company.

The credit agreements with the bank and ACAS require the Company to maintain and meet certain minimum net worth, working capital and other operating ratios. The agreements also limit dividends and distributions to stockholders, investments, expenditures for property and equipment, other indebtedness, commitments, guarantees and contingent liabilities, among other items. As of April 29, 2005, the Company was in compliance with the covenants contained in the bank and ACAS credit agreements.

Aggregate maturities of long-term debt for each of the next five years ending after April 29, 2005 were as follows (in thousands):

2005	$2,000
2006	3,500
2007	4,000
2008	5,033
2009	15,475
Thereafter	4,290

Total	34,298
Less: Unamortized debt discount	(621)

Total carrying value	$33,677

4.	Income Taxes

The income tax benefit for the period from January 1, 2005 through April 29, 2005 consisted of the following (in thousands):

Current	$—
Deferred	(675)

Total	$(675)

A reconciliation of income taxes computed at the statutory rates to the reported income tax benefit for the period from January 1, 2005 through April 29, 2005 is as follows (in thousands):

Federal tax benefit at statutory rates	$(1,440)
State tax benefit, net of federal benefit	(53)
Loss on put warrants	810
Other	8

Total income tax benefit	$(675)

A summary of deferred income tax assets and liabilities as of April 29, 2005 is as follows (in thousands):

Current deferred income tax assets:
Accounts receivable	$212
Accounts payable and accrued expenses	1,061

Total	$1,273

Non-current deferred income tax assets (liabilities):
Property and equipment	$(361)
Options	996
Other	32

Total	$667

The net current deferred income tax asset of $1.3 million is classified in the balance sheet at April 29, 2005 as deferred income taxes. The net non-current deferred income tax asset of $0.7 million is classified in the balance sheet at April 29, 2005 as a component of other noncurrent assets.

5.	Stockholders’ Investment

Common Stock

All shares of common stock have voting rights. All common stock is subject to a Shareholders’ Agreement which includes restrictions on transferability.

Under certain circumstances, including a change in control of the Company, as defined in the Shareholders’ Agreement, the Company is obligated to purchase common stock offered for sale by certain stockholders, as defined in the Shareholders’ Agreement, at fair market value.

Stock Options

The Company’s Key Incentive Plan authorizes grants of options to purchase up to 55,556 shares of authorized, but unissued, common stock with an exercise price of $43.38, the fair value of a share of common stock at the date the plan was adopted in 2003, except that qualified stock options granted to individuals possessing more than 10% of the common stock shall have an exercise price of at least 110% of the stock’s fair market value at the date of grant. In addition, 90,634 shares were granted in 2003 related to the conversion and rollover of a previous plan. The difference between the exercise price and the estimated fair value of these options was recorded as a component of additional paid-in-capital. In 2005, the Company granted 39,261 options with an exercise price of $43.38. A $2.6 million expense has been recorded as compensation expense in the accompanying statement of operations to reflect the excess fair market value per option above the exercise price.

A summary of stock options at April 29, 2005 is as follows:

	Number	Range	Weighted
	of	of	Average
	Shares	Exercise Price	Exercise Price

Outstanding at January 1, 2005	106,928	$12.28 – 43.38	$23.99
Options granted	39,261	43.38	43.38
Options forfeited	—	—	—

Outstanding at April 29, 2005	146,189	$12.28 – 43.38	$29.19

Exercisable, April 29, 2005	146,189	$12.28 – 43.38	$29.19

Put Warrants to Purchase Common Stock

In connection with the issuance of senior and junior subordinated notes payable to ACAS, the Company issued detachable stock purchase warrants (“Put Warrants”) to purchase up to a total 65,000 shares of the Company’s common stock at any time with an exercise price of $.001 per share. The Put Warrants expire on July 25, 2013 and contain a put feature which provides the warrant holder with the option to require the Company to purchase, at fair market value, as defined, all or a portion of such warrants or the shares of common stock issued upon exercise of such warrants, at the earlier of (i) July 25, 2008, (ii) the date the senior and junior subordinated notes are paid in full, (iii) the date the principal and interest are paid in full on the senior debt, or (iv) upon a change in control.

The Put Warrants were valued by management at their estimated fair value at the time of issuance in the amount of $2.8 million and have been accounted for in accordance with SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, whereby the initial fair value of such warrants was recorded as a component of other long-term liabilities in the accompanying balance sheet and the offset recognized as a debt discount net against junior subordinated notes payable to ACAS. The debt discount is being amortized under the effective interest rate method over the life of the debt. Subsequent changes in the fair value of Put Warrants are being recognized as a gain or loss on put warrants in the accompanying statement of operations. During the period from January 1, 2005 through April 29, 2005, the Company recognized a loss on put warrants of approximately $2.3 million. The total estimated fair value at April 29, 2005 was approximately $7.2 million and is recorded as a component of put warrants and other long-term liabilities in the accompanying balance sheet.

6.	Commitments and Contingencies

Employee Benefit Plan

The Company sponsors a defined contribution profit sharing plan for substantially all full-time employees of the Company. The plan calls for the Company to match 25% of up to 6% of an employee’s compensation and allows the Company to make a discretionary match as determined by the board of directors up to an additional 75% of contributions up to 6% of an employee’s compensation. Total Company contributions charged to operations for the period from January 1, 2005 through April 29, 2005 were de minimis.

Operating Leases

The Company leases terminals and office space under noncancelable operating leases expiring on various dates through 2020 with both a related party and third parties. Total rent expense from operating leases was $0.8 million for the period from January 1, 2005 through April 29, 2005, and has been classified as a component of other operating expenses in the accompanying statement of operations.

Aggregate future minimum lease payments under noncancelable operating leases with an initial term in excess of one year were as follows as of April 29, 2005 (in thousands):

	Operating	Operating
	Lease with	Leases with
	Related Party	Third Parties	Total

2005	$144	$1,367	$1,511
2006	216	1,287	1,503
2007	216	1,016	1,232
2008	216	803	1,019
2009	216	584	800
Thereafter	2,196	581	2,777

Contingencies

In the ordinary course of business, the Company is a defendant in certain claims. Management believes it has adequate insurance to cover losses in excess of the deductible amount. As of April 29, 2005, the Company had reserves for estimated uninsured losses of $0.4 million.

7.	Related Party Transactions

During the first quarter of 2005, the building leased by the Company for its corporate offices was purchased by Iceburg Development, LLC (“Iceburg”). Iceburg is owned by a minority stockholder of the Company and two officers of the Company. Total lease payments made to Iceburg for the period from January 1, 2005 through April 29, 2005 was $36,000. The aggregate future minimum lease commitment to Iceburg as of April 29, 2005 was $3.2 million.

ACAS, the holder of the Company’s subordinated notes, is also a stockholder of the Company. Following is a summary of the transactions with ACAS (in thousands):

Interest expense
Principal owed	for the period from
as of	January 1, 2005
April 29, 2005	through April 29, 2005

$4,677	$375

In addition, American Capital Financial Services, Inc. (“ACFS”), an affiliate of ACAS, receives an annual management fee. Total management fees paid to ACFS for the period from January 1, 2005 through April 29, 2005 was $0.1 million, and has been classified as a component of other operating expenses in the accompanying statement of operations.

8.	Subsequent Event

The controlling stockholder of DHC formed THC and acquired all of the outstanding common stock of the Company on April 29, 2005. Total consideration, net of cash acquired of $0.8 million was approximately $92.6 million. The acquisition price and financing fees of approximately $1.4 million were financed with proceeds from the sale of common stock by THC of $42.2 million and borrowings under credit facilities of approximately $52.6 million. At the time of the acquisition, all of the Company’s outstanding debt and Put Warrants were settled in cash, the Company’s line of credit was terminated, and vesting of all outstanding employee stock options were accelerated and settled in cash.

Roadrunner Transportation Services Holdings, Inc.

           Shares of Common Stock

Robert W. Baird & Co.
BB&T Capital Markets

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the expenses in connection with the offering described in the registration statement (other than underwriting discounts and commissions). All such expenses are estimates except for the SEC registration fee, the FINRA filing fee, and the Nasdaq Stock Market listing fee. These expenses will be borne by our company.

SEC registration fee		$5,895
FINRA filing fee		15,500
Blue Sky fees and expenses		*
Nasdaq Stock Market listing fee		*
Transfer agent and registrar fees		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Miscellaneous fees		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, or DGCL, permits, in general, a Delaware corporation to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation) by reason of the fact that he or she is or was a director or officer of the corporation, or served another entity in any capacity at the request of the corporation, against liability incurred in connection with such proceeding, including the estimated expenses of litigating the proceeding to conclusion and the expenses actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, in criminal actions or proceedings, additionally had no reasonable cause to believe that his or her conduct was unlawful. Section 145(e) of the DGCL permits the corporation to pay such costs or expenses in advance of a final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if he or she is ultimately found not to be entitled to indemnification under the DGCL. Section 145(f) of the DGCL provides that the indemnification and advancement of expense provisions contained in the DGCL shall not be deemed exclusive of any rights to which a director or officer seeking indemnification or advancement of expenses may be entitled.

Our certificate of incorporation and bylaws provide, in general, that we shall indemnify, to the fullest extent permitted by law, any and all persons whom we shall have the power to indemnify under those provisions from and against any and all of the expenses, liabilities, or other matters referred to in or covered by those provisions. Our certificate of incorporation and bylaws also provide that the indemnification provided for therein shall not be deemed exclusive of any other rights to which those indemnified may be entitled as a matter of law or which they may be lawfully granted.

The above discussion of our certificate of incorporation, bylaws, and Section 145 of the DGCL is only a summary and is qualified in its entirety by the full text of each of the foregoing.

In connection with this offering, we are entering into indemnification agreements with each of our current directors and officers to give these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our certificate of incorporation and bylaws and to provide additional procedural protections. We expect to enter into a similar agreement with any new directors or executive officers.

We are in the process of obtaining directors’ and officers’ liability insurance with $           million of coverage.

Pursuant to the Underwriting Agreement to be filed as Exhibit 1 to this registration statement, the underwriters have agreed to indemnify our directors, officers, and controlling persons against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act of 1933, as amended. The underwriters severally and not jointly will indemnify and hold harmless our company and each of our directors, officers, and controlling persons from and against any liability caused by any statement or omission in the registration statement, prospectus, any preliminary prospectus, or any amendment or supplement thereto, in each case to the extent that the statement or omission was made in reliance upon and in conformity with written information furnished to us by the underwriters expressly for use therein.

Item 15.	Recent Sales of Unregistered Securities.

During the three years preceding the filing of the registration statement, we sold the following securities, which were not registered under the Securities Act of 1933. The information below does not reflect the conversion of our Class A common stock or Class B common stock into shares of a single class of common stock on a     -for-one basis.

In July 2006, we issued an aggregate of 215 shares of our common stock to an aggregate of seven of our employees in exchange for aggregate consideration of $215,000, or $1,000 per share. We issued these shares of common stock to our employees in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering. Each employee had adequate access to information about our company through his relationship with our company or through information provided to him.

In March 2007, we issued 16,572 shares of our common stock to our largest existing stockholder, 157.5 shares to an affiliate of our largest existing stockholder, and 175 shares to an accredited investment fund in exchange for Sargent common stock in connection with the merger of Sargent into us. In addition, we issued an aggregate of 15,197.9 warrants, with exercise prices of $2,000 per share, to these entities in connection with the Sargent merger. No additional consideration was paid for the warrants. We issued these securities to these accredited investors in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering. Each entity had adequate access to information about our company through its relationship with our company or through information provided to them.

In March 2007, we issued an aggregate of 5,000 shares of our Series A preferred stock to the former stockholders of Sargent upon conversion of $5,000,000 in aggregate principal amount of Sargent subordinated promissory notes held by those stockholders in connection with the merger of Sargent into us. We issued these shares of Series A preferred stock to these stockholders in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering. Each holder had adequate access to information about our company through his relationship with our company or through information provided to him.

In connection with the GTS merger, which will occur simultaneously with this offering, we will issue an aggregate of           shares of our common stock to two entities affiliated with our largest stockholder, five GTS employees, and one additional accredited investor, in exchange for all of the issued and outstanding common stock of GTS. In addition, upon consummation of the GTS merger, we will issue an aggregate of           options to three GTS employees in connection with our assumption of all outstanding options to purchase GTS common stock issued by GTS to its employees. These shares and options will be issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering. Each holder has or will have adequate access to information about our company through its or his relationship with our company or through information provided to it or him.

We did not, nor do we plan to, pay or give, directly or indirectly, any commission or other remuneration, including underwriting discounts or commissions, in connection with any of the issuances of securities listed above. In addition, each of the certificates issued or to be issued representing the securities in the transactions listed above bears or will bear a restrictive legend permitting the transfer thereof only in compliance with applicable securities laws. The recipients of securities in each of the transactions listed above represented to us or will be required to represent to us their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. All recipients had or have adequate access, through their employment or other relationship with our company or through other access to information provided by our company, to information about our company.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit
Number		Exhibit

*1		Form of Underwriting Agreement
3.1		Form of Amended and Restated Certificate of Incorporation
3.2		Form of Second Amended and Restated Bylaws
*4	.1	Form of Common Stock Certificate
4.2		Second Amended and Restated Stockholders’ Agreement, dated as of March 14, 2007, by and among the Registrant and the stockholders named therein
5		Form of Opinion of Greenberg Traurig, LLP

Exhibit
Number		Exhibit

10.1		Second Amended and Restated Credit Agreement, dated as of March 14, 2007, by and among the Registrant; the Lenders (as defined therein); LaSalle Bank National Association, as Administrative Agent; and U.S. Bank National Association, as Syndication Agent
10.2		Amended and Restated Notes Purchase Agreement, dated as of March 14, 2007, by and among the Registrant; the Guarantors (as defined therein); and the Purchasers (as defined therein)
10.3		Stock Purchase Agreement, dated as of October 4, 2006, by and among Sargent Transportation Group, Inc.; the Acquired Entities (as defined therein); and the Sellers (as defined therein)
10.4		Purchase Agreement, dated as of February 29, 2008, by and among Michael P. Valentine, Group Transportation Services, Inc., GTS Direct, LLC, and GTS Acquisition Sub, Inc.
10.5		Lease Agreement, dated as of July 1, 2005, by and between GTS Services LLC and Group Transportation Services, Inc.
10.6		First Amendment to Lease Agreement, dated as of February 29, 2008, by and between GTS Services LLC and Group Transportation Services, Inc.
*10	.7	Form of Stock Option Agreement
*10	.8	2008 Incentive Compensation Plan
*10	.9	Form of Indemnification Agreement
*10	.10	Agreement and Plan of Merger, dated as of , 2008, by and among the Registrant; GTS Transportation Logistics, Inc.; and Group Transportation Services Holdings, Inc.
10.11		Amended and Restated Management and Consulting Agreement, dated as of March 14, 2007, by and among the Registrant, ThayerHidden Creek Management, L.P.; Eos Management, Inc.; and the Companies (as defined therein)
**21		List of Subsidiaries
23.1		Consent of Deloitte & Touche LLP relating to the consolidated financial statements of Roadrunner Transportation Services Holdings, Inc. and subsidiaries (the Successor) and the financial statements of Dawes Transport, Inc. (the Predecessor)
23.2		Consent of Deloitte & Touche LLP relating to the combined financial statements of Group Transportation Services, Inc. and GTS Direct, LLC
23.3		Consent of Deloitte & Touche LLP relating to the combined financial statements of Sargent Trucking, Inc.; Big Rock Transportation, Inc.; B&J Transportation, Inc.; Midwest Carriers, Inc.; and Smith Truck Brokers, Inc.
23.4		Consent of Deloitte & Touche LLP relating to the financial statements of Roadrunner Freight Systems, Inc.
*23	.5	Consent of Greenberg Traurig, LLP (included in Exhibit 5)
**24		Power of Attorney of Directors and Executive Officers (included on the signature page of this registration statement)

*	To be filed by amendment.

**	Previously filed.

(b) Financial Statement Schedules

The registrant has not provided any financial statement schedules because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cudahy, State of Wisconsin, on September 11, 2008.

ROADRUNNER TRANSPORTATION SERVICES
HOLDINGS, INC.

By:	/s/ Mark A. DiBlasi
Mark A. DiBlasi
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment no. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Mark A. DiBlasi Mark A. DiBlasi	President, Chief Executive Officer, and Director (Principal Executive Officer)	September 11, 2008

/s/ Peter R. Armbruster Peter R. Armbruster	Vice President, Chief Financial Officer, Secretary, and Treasurer (Principal Accounting and Financial Officer)	September 11, 2008

/s/ Ivor J. Evans* Ivor J. Evans	Chairman of the Board	September 11, 2008

/s/ Scott D. Rued* Scott D. Rued	Director	September 11, 2008

/s/ Judith A. Vijums* Judith A. Vijums	Director	September 11, 2008

/s/ James J. Forese* James J. Forese	Director	September 11, 2008

/s/ Samuel B. Levine* Samuel B. Levine	Director	September 11, 2008

/s/ Brian D. Young* Brian D. Young	Director	September 11, 2008

/s/ Chris H. Carey* Chris H. Carey	Director	September 11, 2008

*By: /s/ Peter R. Armbruster Peter R. Armbruster Attorney-in-Fact